12027095

BLONDER TONGUE LABORATORIES, INC.

2011 Annual Report

TO OUR SHAREHOLDERS,*

Our performance in 2011 was not as strong as we had anticipated, resulting in a loss for the year. Transformation of our product lines and expansion of our digital offerings continued during 2011, as did our efforts to expand our access to new markets. Recognizing during 2011 that we had certain gaps in our digital product offerings that required ready solutions in order to accelerate our growth, we negotiated with R.L. Drake, LLC., and acquired that business in early February of this year. We are very excited about the Drake acquisition, which we believe will result in increasing our sales and profitability in 2012 and in the years following.

FINANCIAL PERFORMANCE

Net sales for 2011 were $26,663,000, approximately $3,845,000 or 12.6% below our performance in 2010, resulting in a net loss of $411,000 or $(0.07) per share. This reduction can be attributed primarily to lower EdgeQAM sales, which were approximately $3,200,000 lower than the prior year. As we have noted in prior releases, our initial EdgeQAM orders came from World Cinema in exchange for granting them exclusivity with this new product offering. The exclusivity arrangement with World Cinema has been extended, but at a lower volume than the initial order from 2010. Sales of additional variations of our EdgeQAM product that are not subject to the exclusivity limitations have been slower to achieve than we had projected, however, we remain very bullish on the contributions that this product class will make in 2012 and thereafter. Without regard to EdgeQAM sales in either 2010 or 2011, sales in 2011 were down only 2% from 2010.



Encoder sales increased from 2010 to 2011, by 22% or $629,000 and we also saw an increase over 2010 in our contract manufactured product sales by approximately $965,000. Finally, as we anticipated, analog product sales were down in

*This letter contains "forward-looking" statements which are covered by the safe harbor more fully described in the paragraph entitled "Forward-Looking Statements" set forth on page 2 of our Form 10-K for the year ended December 31, 2011.

2011, by approximately $1,400,000 compared to 2010, and we would expect these declines to continue as customers convert their systems to digital signal distribution, replacing analog equipment with digital products.

Market Conditions Affecting Performance

One of our traditional markets, the private cable market is made up of several segments each having its own discreet needs, capabilities and limitations. All segments of the private cable market are continuing their transition from analog to digital signal distribution (with some operators further along than others), contributing to the ongoing reduction in analog product sales across the board, affecting us and our competitors alike.

Lodging — The lodging segment remains reasonably strong, in part due to the contributory nature of its model, wherein property owners contribute to the capital costs necessary for upgrades in channel capacity as well as implementation of standard and high definition (SD and HD) programming. It is not uncommon for franchisors in this segment to dictate the time lines and service levels that property owners must meet with regard to these system upgrades. Our products are well suited to satisfy these needs and our sales in this segment, which debuted with tremendous success in 2010, remained steady during 2011, but at a lower volume previously described.

The private cable market consists of several segments each having its own discreet needs, capabilities and limitations:

- Lodging
- MDUs
- Institutions
- Businesses

MDUs — The multiple dwelling unit (MDU) or apartment complex segment, operates under a different model, wherein the capital costs of initial implementations and system upgrades typically fall upon the system operator. For these customers the cost of digital headend implementation and upgrade represents a significantly higher percentage of total system cost, substantially all of which is borne by the operator. Subscribers have continued to demand more programming and more HD channels, as system operators have tried to wait until lower cost digital products become available. During 2011, many MDU system operators simply could not afford the cost of system upgrades and those that could were demanding lower priced products in an effort to substantially and quickly reduce their cost per channel. Even though these system operators were slower to implement upgrades and deploy digital service, when they did it was at an aggressive pace, demanding an ever decreasing equipment cost per program. It was difficult to design products to serve this need rapidly enough to keep up with the demand. The emergence of many startup competitors providing lower-priced (and lower-featured) products in the market added to the urgency that we be able to more quickly supply products to meet these demands of the market. As will be more fully discussed below, the Drake acquisition should allow us to capture an incrementally significant portion of that business during 2012.

Institutions — The institution segment includes universities, kindergarten through 12th grade (K-12), hospitals and prisons.

Our strategic plan is sound and shall remain unchanged:

- continue to transform our product offerings to digital products,
- maintain and grow core business,
- penetrate new markets and
- implement organizational changes as needed to more closely suit our new business model

With federal subsidies and local and state tax revenues down, school and municipal bundles have been scaled back. This has adversely affected the K-12, and prison system sales. However the university market remains strong. We believe that we offer the best HD picture quality for these applications. Some of the finest universities enjoy HD programming that has been encoded and distributed using our equipment including the University of Miami, University of Southern California, and the University of Alabama, to name a few. As the economy recovers and the K-12 and prison system opportunities grow, the combination of the Drake and Blonder Tongue product lines will help us maintain our leadership position in this market segment.

Businesses — One final segment that has been largely served by the private cable operator is the businesses segment, where video is distributed in facilities ranging from large complexes (such as airports, stadiums, financial and retail institutions) to small and mid-sized companies. Historically, MSOs weren't focused on businesses; they were focused on the evolution occurring in their core residential arena. As their core residential subscriber growth stalled they began looking into new niche markets to increase their revenue stream. Over the last few years, as we have invested heavily in our research and development to design and build our new digital product offerings, our focus has been the upper echelons of the private cable markets and the niche markets of the MSO's. Our product solutions for the MSO niche markets are strong and while we did not meet our sales penetration into such markets during 2011, as more fully discussed below, we have numerous proposals under review.

The new MSO focus on businesses fits perfectly with our strategy to penetrate the MSO market, because these niche applications require cost-effective solutions necessary to add local flavor to national line-ups.

Evaluation Of Short & Long Term Strategy

During 2011 we evaluated our short long and long term strategies. The results were very clear. We were on the right track, but we weren't moving fast enough in the short term. We concluded that we had to capture the sales from any operator that was deploying digital products in our core markets described above. This substantiated our plan to penetrate the niche MSO market. This penetration turned out to be difficult to achieve without a tremendous amount of patience. Patience is not always our long suit. Nonetheless our strategic plan is sound and shall remain unchanged: continue to transform our product offerings to digital products, maintain and grow core business, penetrate new markets and





implement organizational changes as needed to more closely suit our new business model.

In 2011, we launched four new EdgeQAM units (both next generation models as well as models tailored for new markets). Other significant digital products include 8VSB/QAM multiplexers, ASI/IP multiplexers and IP/ASI transcoders. We have transformed our manufacturing processes to accommodate our new digital offerings, which are far more complex than our legacy analog products, based upon the use of high-count multi-layer circuit boards populated with thousands of electronic parts and firmware to drive these products with thousands of lines of code.

The new MSO focus on businesses fits perfectly with our strategy to penetrate the MSO market, because these niche applications require cost-effective solutions necessary to add local flavor to national line-ups. We are in the right place with the right products to exploit this trend and over the past year have made progress developing contacts and getting our products in front of decision makers. In 2011, four of the top ten MSOs evaluated and certified our products. While significant MSO sales did not materialize in 2011, budget and approval timing were in part to blame and in certain cases, we have been asked to add additional feature-sets to products for broader application— engineering efforts that are either underway or have already been completed. As our efforts in this area continue, we anticipate converting a fair number of these MSO opportunities into sales during 2012.

ACCELERATING GROWTH THROUGH DRAKE ACQUISITION

Given that our long term efforts were not sufficiently filling our short term needs, particularly at the middle and lower end of our core private cable segments, we determined that the fastest way to accelerate our growth was through acquisition. The right company would have a list of complementary products that would fill gaps in our lines or add new capabilities, complementary customers and would have engineering capability that would strengthen our own in our digital initiatives. We have searched for companies that had these qualities, approached several

Drake had all the desired qualities we were seeking and gives us access to certain products that are available now to serve the middle and lower echelons of our traditional markets-something that was needed to accelerate our growth.

and prior to the fall 2011, had found no logical fits until we began discussions with R.L. Drake, LLC.

Drake had all the desired qualities we were seeking and gives us access to certain products to serve the middle and lower echelons of our traditional markets-something that was needed to accelerate our growth. The acquisition was completed Feb. 1, 2012. The Drake acquisition should increase our product and sales coverage, as well as substantially expand our opportunities and penetration in a multitude of markets, including Canada. The expected results are increased sales volume, improved gross margin and increased profit, as we implement our integration plans, eliminate certain duplicative operational expenses and bolster our sales and marketing efforts.

PRESENT POSITION

We are determined to follow through on our long term strategy, penetrate the MSO market, broaden our coverage of the hospitality and institutional markets, build on the Drake acquisition and seek other initiatives that we believe would provide further synergies, continue to reign in expenses and get closer to our customers. While we hit some bumps in the road in 2011, we believe we can sustain a competitive edge long term, based on our assessment of overall market dynamics and changes in customer buying habits that are aligned to our portfolio of products.

In summing up where we are, where we are going and measuring our success along the way, I think we said it best last year in our letter to you:

> *"Success is a journey. Goals are set, strategies are implemented and results are obtained. Along the way, goals are reset and the process continues... We have accomplished many of our original goals, but with each milestone met, we have continued to set new goals and will continue to do so."*

The journey continues. While it does not define itself by the constraints of a single fiscal year, but rather by the milestone achievements over time, we are a public company and the results of our efforts are cataloged on December 31 of each year. No doubt, faster is better but certain of our goals are taking longer to achieve than we had anticipated this past year. We are, however, still succeeding in our journey, adjusting our business, strategy, and products to keep pace with market changes as they occur. The acquisition of Drake is a major step in our commitment to that effort and successful penetration into the MSO market during 2012 is the major milestone that we hope to achieve. Every day we strive for better products, higher quality and increasing customer satisfaction. We believe we are well positioned to overcome a lackluster year and stay the course toward improved financial performance and enhanced shareholder value.

As always, we thank all of our employees, customers and vendors for supporting us with their hard work and dedication this past year.

James A. Luksch
Chairman and CEO

Robert J. Palle, Jr.
President and COO

SEC
Mail Processing
Section

APR 2 4 2012

Washington, DC
121

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011, OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ to ______________

Commission file number: 1-14120

BLONDER TONGUE LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1611421**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Jake Brown Road, Old Bridge, New Jersey	**08857**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(732) 679-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Stock, Par Value $.001	**NYSE Amex**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ___	Accelerated filer ___
Non-accelerated filer __ (do not check if a smaller reporting company)	Smaller reporting company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2011: $6,604,844

Number of shares of common stock, par value $.001, outstanding as of March 20, 2012: 6,215,556

Documents incorporated by reference:

Certain portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2012 (which is expected to be filed with the Commission not later than 120 days after the end of the registrant's last fiscal year) are incorporated by reference into Part III of this report.

Forward-Looking Statements

In addition to historical information, this Annual Report of Blonder Tongue Laboratories, Inc. ("**Blonder Tongue**" or the "**Company**") contains forward-looking statements regarding future events relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995, the Securities Act of 1933 and the Securities Exchange Act of 1934 provide safe harbors for forward-looking statements. In order to comply with the terms of these safe harbors, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially and adversely from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operation, performance, development and results of the Company's business include, but are not limited to, those matters discussed herein in the sections entitled Item 1 - Business, Item 1A - Risk Factors, Item 3 - Legal Proceedings and Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations. The words "believe," "expect," "anticipate," "project" "target," "intend," "plan", "seek", "estimate," "endeavor," "should," "could," "may" and similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to projections for our future financial performance, our anticipated growth trends in our business and other characterizations of future events or circumstance are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

PART I

ITEM 1. BUSINESS

Introduction

Overview

Blonder Tongue is a technology-development and manufacturing company that delivers television signal encoding, transcoding, digital transport and broadband product solutions for a broad range of applications. The markets we serve include cable television systems, multi-dwelling units, the lodging/hospitality market and institutional systems, including hospitals, prisons and schools. From the cable television pioneers that founded the Company in 1950, to the highly experienced research and development team that creates new products today, the Company's success stems from listening to the needs of its customers, providing quality products to meet those needs and supporting those products after delivery. For over 60 years Blonder Tongue has been providing real-world solutions based on continually advancing technology, enabling the Company to maintain its position as a leader in the markets it serves. Since its founding Blonder Tongue has continued to keep abreast of evolving technologies, from analog to digital television, into High Definition (HD) digital encoding, Internet Protocol Television (IPTV) processing and distribution, as well as Edge QAM (Quadrature Amplitude Modulation) products. By broadening these product groups, the Company is positioned to grow its existing business and continue to expand the applications and markets it serves.

The cable television market has reacted quickly to consumer demands for additional services by integrating multiple technologies into existing networks, providing consumers with high speed internet access in addition to enhanced video offerings. Today, video offerings have expanded from traditional cable television service to internet protocol (IP) based video delivery, switched digital video, video on demand, scheduled playback and video storage. Telephone companies have increased their market share in this competitive environment with fiber-to-the-home distribution networks, enabling them to provide traditional cable television, expanded video services and high-speed internet services, in addition to telephony offerings. Lodging and institutional markets, as well as the MDU market, continue to upgrade their networks to carry HD channels in order to meet consumers' expectations. This is a significant area of opportunity for the Company to market and sell its expanded digital product line.

The Federal Trade Commission's ("FCC") mandate that all broadcast television be transitioned from analog to digital by June 2009 resulted in a short term market for transitional products and increased customer demand for long term digital product solutions.

More specifically, the market segments that the Company serves have been focused on digital technologies, not only in broadcast, but throughout video and broadband transport. The Company identified three significant opportunities in the digital space: encoding, IPTV and EdgeQAM. Encoding enables operators to provide standard definition (SD) or HD content delivery transported over a broadband network. IPTV enables operators to stream video over private data networks with greater reliability and content security. While already experiencing full scale commercialization in international markets, the United States market continues to increasingly embrace IPTV technology. The worldwide market now has over 53 million IPTV subscribers, and is projected to have 105 million by 2015. Service providers transport both SD and HD video content in MPEG formats over IP networks to network edge devices located in high density serving areas. The device at the edge of the transport system (i.e. close to the customer location), is commonly referred to as EdgeQAM, because it allows the conversion from IP to radio frequency (RF) via QAM modulation. These signals are then transported to the customer across a hybrid fiber-coax (HFC) network. Management of the Company estimates the market for EdgeQAM devices to be about $400 million over the next three years. In 2007 the Company began marketing and selling IPTV products, in 2008 shipped its first high quality HD encoder and in 2009 began shipping its high quality affordably priced EdgeQAM product. The Company continues to develop new versions of these products to expand their use in additional markets and applications.

Recent Developments

The Company has continued to advance the implementation of its strategic plan in an effort to maximize shareholder value. The Company's strategic plan consists of the following:

- strengthen core business,
- continue the heritage of technology development,
- expand into new markets, and
- increase gross margins.

Since 2008, the Company has entered into and renewed several agreements to obtain rights to use and incorporate certain proprietary technologies in its new digital encoder line of products, including:

1. Implementation and System License Agreement with Dolby Laboratories Licensing Corporation for Dolby Digital Plus Professional Encoder, 5.1 and 2 channel licensed technology.

2. License Agreement with Digital Transmission Licensing Administrator, LLC (DTLA) to become a full-adopter of DTCP (Digital Transmission Content Protection) license technology.

3. License Agreement with LG Electronics as a Pro:Idiom content Protection System Manufacturer.

4. Ownership from the Motion Picture Experts Group of an MPEG-2 4:2:2 Profile High Level Video Encoder IP core.

The Implementation and System License Agreement with Dolby Laboratories Licensing Corporation grants the Company the right to manufacture, label and sell professional digital encoder products and consumer digital decoder products and to use the Dolby trademarks. This technology has a number of improvements aimed at increasing quality at a given bit rate compared with legacy Dolby Digital (AC-3). Most notably, it offers increased bit rates, support for more audio channels, improved coding techniques to reduce compression artifacts, and backward compatibility with existing AC-3 hardware.

The DTLA and LG Electronics license agreements provide the Company with certain technology necessary for production of EdgeQAM devices for the hospitality industry. With the DTLA agreement the Company became a full-adopter of DTCP license technology which is used to encrypt the interconnections between devices such as satellite receivers, personal computers and portable media players. Consequently, content can be transferred through and among these devices, only if incorporating this technology.

The Pro:Idiom digital technology platform provides the hospitality market with a robust, secure Digital Rights Management (DRM) system ensuring rapid, broad deployment of HD television (HDTV) and other high-value digital content to licensed users in the lodging industry. Lodging industry leaders such as World Cinema Inc., LodgeNet Entertainment Corporation and others have licensed the Pro:Idiom DRM system. A growing number of content providers have demonstrated their acceptance of Pro:Idiom by licensing their HD content for delivery to the Pro:Idiom users. The Company's revenues derived from the sale of products incorporating these technologies were $2,160,000 in 2011 and $5,439,000 in 2010.

The MPEG-2 Encoder IP core has a unique compression engine capable of creating HD MPEG-2 real-time encoding of a single channel of 1080i/720P/480i video. The use of this real-time encoding technique enables the Company to provide broadcast MPEG-2 HD and SD encoding. MPEG-2 is widely used as the format of digital television signals that are broadcast by terrestrial (over-the-air), cable, and direct broadcast satellite TV systems. The Company's revenues for digital encoders were $3,496,000 in 2011 and $2,867,000 in 2010.

In April 2010, the Company obtained a $4.1 million purchase commitment for the first member of its EdgeQAM family of products (the EQAM-400) from World Cinema Inc. ("World Cinema"), a supplier of free-to-guest digital and HD television to the hospitality market. These shipments were made in the second and third quarters of 2010, during which time the EQAM-400 was exclusive to World Cinema. Since then, the parties have agreed to extend the exclusivity arrangement, with the most recent extension occurring in September, 2011 which extended exclusivity through the end of 2012. In connection with the most recent extension, World Cinema committed to purchase approximately $2.2 million of EQAM-400 through the third quarter of 2012. World Cinema's purchases of this product were approximately $2,160,000 and $5,439,000 in 2011 and 2010, respectively. Future purchase commitments by World Cinema would allow them to further extend this exclusivity arrangement. The EQAM-400 product accepts HD content received by satellite via its IP Gigabit Ethernet (GbE) input, adds content protection by utilizing Pro:Idiom™ encryption, and QAM modulates it for distribution over standard coax networks.

Also in 2010, as a result of the Company's reduced sales levels in 2009, the Company reduced its operating expenses through the reduction of head count and the reduction of outside consultant fees. The Company realized approximately $1.1 million of annualized operating expense savings from these reductions.

On February 1, 2012, the Company's newly formed, wholly-owned subsidiary, R. L. Drake Holdings, LLC ("**RLD**"), acquired substantially all of the assets and assumed certain specified liabilities of R. L. Drake, LLC, a Delaware limited liability company ("**Seller**"), pursuant to an Asset Purchase Agreement dated as of February 1, 2012, as amended by a certain First Amendment to Asset Purchase Agreement dated February 3, 2012 (as so amended, the "**Asset Purchase Agreement**") (the "**RLD Acquisition**"). The assets acquired from Seller include assets used in manufacturing and delivering electronic communications solutions for cable television systems, digital television reception, video signal distribution and digital video encoding, including equipment, supplies and other tangible personal property, inventory, accounts receivable, business records, trademarks and other intellectual property rights. The purchase price was comprised of approximately $6,477,000 paid at closing, subject to certain adjustments based upon a post-closing audit of the balance sheet of Seller, plus contingent purchase price payments of up to $1,500,000 in the aggregate that may be made over the next three years if certain financial results are realized.

RLD manufactures and distributes similar products to those currently being produced by the Company. The acquisition allows the Company to leverage the combined research and development and sales and marketing departments to shorten the development and manufacturing cycle and deliver a more complete compliment of business and product solutions for the markets the Company serves.

The Company's manufacturing is allocated primarily between its facility in Old Bridge, New Jersey and a key contract manufacturer located in the People's Republic of China ("**PRC**"). The Company currently manufactures most of its digital products, including the latest encoder and EdgeQAM collections at its New Jersey facility. Since 2007 the Company has transitioned and continues to manufacture certain high volume, labor intensive products, including many of the Company's analog products, in the PRC, pursuant to a manufacturing agreement that governs the production of products that may from time to time be the subject of purchase orders submitted by (and in the discretion of) the Company. The Company may transition additional products to the PRC if determined by the Company to be advantageous based upon changing business and market conditions. Manufacturing products both at the Company's Old Bridge facility as well as in the PRC, enables the Company to realize cost reductions while maintaining a competitive position and time-to-market advantage. As a result of the RLD Acquisition, the Company acquired a leased manufacturing, engineering, sales and administrative facility in Franklin, Ohio at which the RLD products are manufactured. The lease for this facility expires in November, 2012. The Company does not intend to renew this lease, however it does anticipate securing alternative smaller space in or around Franklin, Ohio, the exact nature of which has not as yet been determined. The Company intends to transition manufacturing of certain RLD products from the Ohio facility to the Old Bridge facility during 2012.

The Company may, from time to time, provide manufacturing, research and development and product support services for other companies' products. In December 2007, the Company entered into an agreement to provide manufacturing, research and development and product support to Buffalo City Center Leasing, LLC ("**Buffalo City**") for an electronic on-board recorder that Buffalo City was producing for Turnpike Global Technologies, LLC (which was purchased in 2010 by, and operates as a division of, XATA Corporation ("**XATA**")). A director of the Company is also the managing member and a vice president of Buffalo City and may be deemed to control the entity which owns fifty percent (50%) of the membership interests of Buffalo City. The Company received $2,968,000 and $2,331,000 in revenue from Buffalo City in 2011 and 2010, respectively. In addition, the Company's accounts receivable included $960,000 (21% of total accounts receivable) and $767,000 (21% of total accounts receivable) due from Buffalo City at December 31, 2011 and 2010, respectively. The agreement with Buffalo City expired by its terms in the first quarter of 2011, however, Buffalo City continued purchasing such product from the Company through July, 2011 on the same terms and conditions. In the second quarter of 2011, the Company entered into a new agreement directly with XATA Corporation (the "**XATA Agreement**"), which sets forth the terms and conditions of purchases by XATA of the next generation of the product. The XATA Agreement also permits XATA to obtain financing from approved third party lenders to finance its purchases from the Company. In November 2011, the Company and Buffalo City entered into a letter agreement (the "**Buffalo City Agreement**") to memorialize the agreement by which the Company approved Buffalo City to act as an approved third party lender to XATA and has permitted Buffalo City (in this capacity) to purchase products from the Company on open account with a credit limit of $1,000,000, the terms for payment of which were net 110 days after shipment. Under the terms of the XATA Agreement, the obligations of Buffalo City to the Company are guaranteed by XATA. During the first quarter of 2012, Buffalo City advised the Company that Buffalo City would no longer be financing products as an approved third-party lender for XATA. As such, effective as of February 10, 2012, the Company and Buffalo City terminated Buffalo City's status as an approved lender under the Buffalo City Agreement. The Company continues to contract manufacture products directly for XATA under the XATA Agreement and does not anticipates that the termination of the Buffalo City Agreement will have any adverse impact on aggregate sales of these contract manufactured products.

The Company was incorporated under the laws of the State of Delaware in November 1988 and completed its initial public offering in December 1995.

Strategy

It is a constant challenge for the Company to stay at the forefront of the technological requirements of the markets that it serves, including the cable television system, MDU, lodging/hospitality and institutional markets. Changes and developments in the manner in which information (whether video, telephony or internet) is transmitted as well as the use of alternative compression technologies, all require the Company to continue to develop innovative new products. The Company continually adds the resources needed to create innovative products to respond to the demand for digital signal generation and transmission. The Company's key product lines are more thoroughly discussed under "Key Products" beginning on page 8. The ongoing evolution of the Company's product lines focuses on the increased needs created in the digital space by digital video, IPTV and HDTV signals and the transport of these signals over state of the art broadband networks.

The Company's principal product users are:

- TV broadcasters,

- Cable system operators that design, package, install and in most instances operate, upgrade and maintain the systems they build,

- Lodging/Hospitality video and high speed internet system operators that specialize in the Lodging/Hospitality Markets, and

- Institutional system operators that operate, upgrade and maintain the systems that are in their facilities, or contractors that install, upgrade and maintain these systems in a variety of applications including schools, universities, hospitals, prisons, corporations, sports stadiums and airports.

A key component of the Company's growth strategy is to leverage its reputation across a broad product line, offering one-stop shop convenience to the cable, broadcast and professional markets and delivering products having a high performance-to-cost ratio. The Company has historically enjoyed, and continues to enjoy, a leading position in the cable markets that it serves. The Company provides integrated network solutions for operators in the multi-dwelling unit market, the lodging/hospitality market and the institutional market.

In response to the market pressure to compete with Far East manufactured products, the Company manufactures certain high volume, labor intensive products in the PRC.

Markets Overview

The television industry has been dominated by the traditional cable operator, who subsequently expanded into high-speed internet and telephony services. The penetration of wireless and direct-broadcast satellite ("**DBS**") (such as DIRECTV® and DISH Network®) in the TV market, continues to grow with a combined subscriber count in excess of 33 million. Telephone companies (i.e. Verizon and AT&T) also compete with the cable operators for services and continue to expand their fiber optic networks, on a national level, delivering video, high-speed internet and telephony services direct to the home or to the curb. Cable operators are deploying MPEG IP transport to the edge of their networks via fiber optic networks and converting those IP streams to RF channels so they can continue to provide conventional video services over existing two-way coax networks. Their plans are to expand the reach of fiber optic networks to take fiber closer to the customer and to the user.

The long term result of these activities is increased competition for the provision of services and a trend toward delivery of these services through fiber using IP technology. This continuing major market transition has resulted in increased consumer expectations, placing the lodging and institutional markets under pressure to install new infrastructure and upgrade existing networks. It is not known how long this transition will take but to remain competitive, the Company must continue to increase its product offerings for digital television, encoding and decoding and digital media applications.

With IPTV technology comes additional market pressures and opportunities. First, there is the matter of alternative TV services riding "Over the Top" of existing infrastructures or (OTT television), where the delivered video is not part of the service provider's own video service. Examples include Web-video services like NetFlix, Hulu, and Apple TV. An additional advent is "TV Everywhere" where video is displayed not only on the traditional television, but also on personal computers and mobile devices. Cable operators are trying to tackle not only the technology issues associated with these offerings, but content management and customer authentication. The idea that the consumer is at the center, and not the hardware or the network, is revolutionizing how video (and media) content is delivered.

<u>Cable Television</u>

Most cable operators, both large and small, have built networks with various combinations of fiber optic and coax cable to deliver television, internet and phone services on one drop cable. Cable television deployment of fiber optic trunk has been completed in nearly all existing systems. The HFC network architecture is employed to provide analog video, digital video, HDTV, high speed internet, Video on Demand (VOD) and digital telephone service. With the adoption of new standards by CableLabs®, the cable industry is using edge devices, node splitting and digital video switching to increase both services and subscriber capacity from each node.

The Company believes that most major metropolitan areas will eventually have complex networks of two or more independent operators interconnecting homes and multi-dwelling complexes. All of these networks are potential users of our Digital Video Headend Products including, Encoders, EdgeQAM and Digital Video solutions.

Lodging

Historically, cable operators serving the lodging market sought to provide more channels (especially in HD), VOD and enhanced interactivity in response to property owners seeking additional revenue streams and guests demanding increased in room technology services. Initially installed in mostly large hotels, smaller hotels and motels continue to be outfitted with enhanced technology to provide a full suite of HD channels and VOD.

More recently, the competition among cable providers to the hospitality industry has shifted from emphasis on VOD to demand for an ever increasing number of HD programs provided free to each guest room. The Company believes that the demand for HD based headends that support free-to-guest service and, accordingly, our EdgeQAM Pro:Idiom products, will grow for several years. The rate of growth may be limited by the cost associated with replacing all televisions in a hotel with a flat screen Pro:Idiom compatible television.

Institutional

The Company defines the institutional market to include: educational campus environments, correctional facilities, short or long term health service environments, sports stadiums and airport terminals. What all of these seemingly unrelated facilities have in common is that they all contain private networks that are dependant on either locally generated or externally sourced video and/or data content. As the advanced technologies of distance learning, HDTV and IPTV permeate the market, institutional facilities are embracing these technologies to achieve site specific goals. The Company traditionally benefited from a very strong share of this market with its Analog Video Headend and Distribution Products. We anticipate that we will continue to be a leader in this market with our Digital Video Headend Products, which include HD encoders, EdgeQAM, Digital Video solutions and our evolving IPTV platforms.

International

The Company has authorized distributors and sales agents in various locations outside the United States, but the Company primarily manufactures product for sale in the USA. Historically, international sales have not materially contribute to the Company's revenue base. As a result of the RLD Acquisition, the Company anticipates that its international sales in Canada will increase. RLD maintains a physical presence in Canada, including a stock of inventory, two sales personnel and one sales support person. The Company expects to leverage on RLD's predecessor's success in Canada, which should result in increased product sales.

Additional Considerations

The technological revolution with respect to video, internet and telephone services continues at a rapid pace. Cable TV's QAM video is competing with DIRECTV® and EchoStar's DBS service and cable modems compete with digital subscriber lines and fiber-to-the-home offered by the regional telephone companies. The telephone companies are building national fiber networks and are now delivering video, internet and telephone services directly to the home over fiber optic cable, and digital telephone is being offered by cable companies and others in competition with traditional phone companies. The convergence of data and video communications continues, wherein computer and television systems merge. This merging of technologies is extending services to mobile smart phone devices and tablet computers with over the air data delivery competing with cable delivered services.

Since most of the installed base of United States television sets are still analog sets (not digital), DBS television, digitally compressed programming and IP delivery require headend products or set-top decoding receivers or converters to convert the transmitted signals back to analog. The replacement of substantially all analog television sets with digital sets will be costly and take years to complete. The majority of service providers continue to deliver an analog television signal on standard channels to subscribers' television sets using headend products at some distribution point in their networks or employ decoding receivers at each television set. Most operators are simulcasting both analog and digital services and imposing additional charges upon their customers for the use of HD digital set top boxes.

Key Products

Blonder Tongue's products can be separated according to function and technology. Three key categories account for the majority of the Company's revenue (Analog Video Headend, Digital Video Headend, and HFC Distribution):

- **Analog Video Headend Products** used by a system operator for signal acquisition, processing and manipulation to create an analog channel lineup for further transmission: Among the products offered by the Company in this category are integrated receiver/decoders (IRD's), modulators, demodulators, channel combiners and processors. The headend is the "brain" of an analog television signal distribution system. It is the central location where multiple channels are initially received, converted and allocated to specific channels for analog distribution. In some cases, where the signal is transmitted in encrypted form or digitized and compressed, a receiver will also be required to decode the signal. Even though this market is mature, Blonder Tongue continues to develop products to maintain market share. For example, several new analog products were launched in response to the "CALM" Act (the Commercial Advertisement Loudness Mitigation Act (CALM, H.R. 1084/S. 2847)), initially proposed in 2008 and signed into law in December 2010. The CALM Act requires the FCC to prescribe regulations limiting the volume of audio on commercials transmitted by television broadcast stations, cable operators and other multichannel video programming distributors. This law addresses a widespread consumer complaint regarding the abrupt loudness of television advertisements and mandates that the volume levels of commercial breaks be consistent with the volume level of the related programming. The Company estimates that Analog Video Headend Products accounted for approximately 26% and 27% of the Company's revenues in 2011 and 2010, respectively.

- **Digital Video Headend Products** used by a system operator for acquisition, processing and manipulation of digital video signals: Blonder Tongue continues to expand its Digital Product offerings to meet the changing needs of its customers. The latest additions include the EdgeQAM collection and the HD encoder collection which includes a line of HD and SD MPEG-2 encoders and multiplexers. This trend is expected to be continued in 2012 with addition of H.264 encoders. Among the other digital products provided by Blonder Tongue are: the Quadrature Phase Shift Key ("**QPSK**") to QAM transcoders, digital QAM up-converters and multiplexers and digital 8VSB/QAM HD television processors for delivery of HDTV programming and agile QAM Modulators.

Encoders accept and auto-detect various input sources (analog and/or digital) and output digitally encoded HD or SD video in various output formats such as Asynchronous Serial Interface (ASI) or QAM. The QAM outputs may be used for digital video distribution over typical private coax networks in a variety of institutional environments (i.e. sports arenas, broadcast and cable television studios, airports, hospitals, university campuses, etc.). ASI is a streaming data format which carries the MPEG-2 Transport Stream. As a complement to the encoder line, Blonder Tongue also provides digital QAM multiplexers which take multiple inputs (ASI or 8VSB/QAM) and deliver a single multiplexed QAM output thereby optimizing the HD channel line up by preserving bandwidth.

EdgeQAM devices accept Ethernet input and capture MPEG over IP transport streams, decrypt service provider conditional access or content protection, and insert proprietary conditional access, such as Pro:Idiom, into the stream. These streams are then combined and modulated on to QAM RF carriers in most cases providing multiple streams on to one 6MHz digital channel. Inputs to EdgeQAM devices can come from satellite receivers, set top boxes, network devices or video servers. The use of these devices add flexibility for the service provider, in part, because all of this routing happens in one device. Scaling is accomplished via software and modules embedded inside the hardware. Since it is a true network device, the EdgeQAM can be managed over a traditional Ethernet network or over the Internet.

The QPSK to QAM transcoders (QTM Series) are used for economically deploying or adding a satellite-based digital programming tier of digital or HDTV digital programming. The unit transcodes a satellite signal's modulation from QPSK to QAM or from 8PSK (HDTV Format) to QAM. Since QPSK and 8PSK are optimum for satellite transmission and QAM is optimum for fiber/coax distribution, precious system bandwidth is saved while the signal retains its digital information. Building upon the innovative design work that brought about the QTM transcoders, QAM up-converters and HDTV processors, the Company launched a series of ATSC/QAM demodulators. Digital Video Headend Product use continues to expand in all of the Company's primary markets, bringing more advanced technology to consumers and operators, and it is expected that this area will continue to be a major element of the Company's business. The Company estimates that Digital Video Headend Products accounted for approximately 34% and 42% of the Company's revenues in 2011 and 2010, respectively.

- **HFC Distribution Products** used to transport signals from the headend to their ultimate destination in a home, apartment unit, hotel room, office or other terminal location along a fiber optic, coax or HFC distribution network: Among the products offered by the Company in this category are broadband amplifiers, directional taps, splitters and wall outlets for coax distribution and fiber optic transmitters, receivers (nodes), and couplers. In cable television systems, the HFC distribution products are either mounted on exterior telephone poles or encased in pedestals, vaults or other security devices. In private cable systems the distribution system is typically enclosed within the walls of the building (if a single structure) or added to an existing structure using various techniques to hide the coax cable and devices. The non-passive devices within this category are designed to ensure that the signal distributed from the headend is of sufficient strength when it arrives at its final destination to provide high quality audio/video images. The Company estimates that HFC Distribution products accounted for approximately 18% and 17% of the Company's revenues in 2011 and 2010, respectively.

- **Other Products.**

There are a variety of other products that the Company sells to a lesser degree, either to fill a customer need or where sales have reduced due to changes in Company direction, technology, or market influences. Sales of products in these categories have not contributed significantly to the Company's revenues in 2011 and are expected to remain this way for 2012. These products include:

Digital Transition, providing system operators the means to adapt to the FCC mandated transition in broadcast television from analog to digital signals.

Addressable, controlling access to analog programming at the subscriber's location.

Reception, receiving off-air broadcast television and satellite transmissions prior to headend processing.

High-Speed Internet, providing broadband internet access over a HFC network.

Technical Services, including hands-on training, system design engineering, on-site field support and complete system verification testing.

Miscellaneous, filling customers needs for satellite distribution, test equipment, and parts.

The Company will modify its products to meet specific customer requirements. Typically, these modifications are minor and do not materially alter the functionality of the products. Thus, the inability of a customer to accept such products does not generally result in the Company being unable to sell such products to other customers.

Research and Product Development

The markets served by Blonder Tongue are characterized by technological change, new product introductions, and evolving industry standards. To compete effectively in this environment, the Company must engage in ongoing research and development in order to (i) create new products, (ii) expand features of existing products in order to accommodate customer demand for greater capability, (iii) license new technology, and (iv) acquire products incorporating technology that could not otherwise be developed quickly enough using internal resources. Research and development projects are often initially undertaken at the request of and in an effort to address the particular needs of the Company's customers and customer prospects, with the expectation or promise of substantial future orders. Projects may also be a result of new technologies that become available, or new market application of existing technology. In the new product development process, the vast experience of the Company's Engineering Group is leveraged to ensure the highest level of suitability and widest acceptance in the marketplace. Products tend to be developed in a functional building block approach that allows for different combinations of blocks to generate new relevant products. Additional research and development efforts are also continuously underway for the purpose of enhancing product quality and engineering lower production costs. For the acquisition of new technologies, the Company may rely upon technology licenses from third parties. The Company will also license technology if it can obtain technology more quickly, or more cost-effectively from third parties than it could otherwise develop on its own, or if the desired technology is proprietary to a third party. There were 15 employees in the research and development department of the Company at December 31, 2011 and 22 as of February 19, 2012 as a result of the RLD Acquisition. The Company's research and development expenses were $2,716,000 and $2,508,000 for the years ended December 31, 2011 and 2010, respectively. It is anticipated that research and development expenses may increase during 2012 and thereafter as a result of the RLD Acquisition.

Marketing and Sales

Blonder Tongue markets and sells its products to a wide range of markets including: cable television system, MDU, the lodging/hospitality industry, and institutional systems. The Company also sells into a multitude of niche markets. Sales are made directly to customers by the Company's internal sales force, as well as through Premier Authorized Stocking Distributors (which accounted for approximately 50% and 42% of the Company's revenues for fiscal 2011 and 2010, respectively). These distributors serve multiple markets. Direct sales to cable operators and system integrators accounted for approximately 8% and 5% of the Company's revenues for fiscal 2011 and 2010, respectively.

The Company's sales and marketing function is performed predominantly by its internal sales force. Should it be deemed necessary, the Company may retain independent sales representatives in particular geographic areas or targeted to specific customer prospects or target market opportunities. The Company's internal sales force consists of 23 employees, which currently includes six salespersons in Old Bridge, NJ, one salesperson in Round Rock, TX, one in San Diego, CA, three salespersons in Franklin, OH, two sales persons in Peterbourough, Ontario, Canada, one sales support person in Peterborough, Ontario and nine sales-support personnel at the Company headquarters in Old Bridge, New Jersey.

The Company's standard customer payment terms are 2%-10, net 30 days. From time to time, when circumstances warrant, such as a commitment to a large blanket purchase order, the Company will extend payment terms beyond its standard payment terms.

The Company has several marketing programs to support the sale and distribution of its products. Blonder Tongue participates in industry trade shows and conferences and also maintains a robust website. The Company publishes technical articles in trade and technical journals, distributes sales and product literature and has an active public relations plan to ensure complete coverage of Blonder Tongue's products and technology by editors of trade journals. The Company provides system design engineering for its customers, maintains extensive ongoing communications with many original equipment manufacturer customers and provides one-on-one demonstrations and technical seminars to potential new customers. Blonder Tongue supplies sales and applications support, product literature and training to its sales representatives and distributors. The management of the Company travels extensively, identifying customer needs and meeting potential customers.

Customers

Blonder Tongue has a diverse customer base, which in 2011 consisted of approximately 276 active accounts. Approximately 61% and 64% of the Company's revenues in fiscal years 2011 and 2010, respectively, were derived from sales of products to the Company's five largest customers. In 2011 and 2010, sales to World Cinema Inc. accounted for approximately 14% and 28%, respectively, of the Company's revenues. In addition, Toner Cable Equipment, Inc. accounted for approximately 22% and 15% of the Company's revenues in 2011 and 2010, respectively. A third customer, Buffalo City Center Leasing accounted for approximately 11% of the Company's revenues in 2011 and less than 10% in 2010. There can be no assurance that any sales to these entities, individually or as a group, will reach or exceed historical levels in any future period, however, the Company anticipates that World Cinema and Toner Cable Equipment, Inc. will continue to account for a significant portion of the Company's revenues in future periods. Although neither of these customers is obligated to purchase any specified amount of products or to provide the Company with binding forecasts of product purchases for any future period, World Cinema committed to purchase approximately $2.2 million of EQAM-400 through the third quarter of 2012 in order to maintain its exclusive right to purchase such product The Company's sales to Buffalo City ceased in early 2012, as a result of the termination of Buffalo City's status as an approved third party lender to finance purchases of certain contract manufactured products for XATA. During 2011, and as permitted by the XATA Agreement, XATA's purchases of contract manufactured products were made, primarily through Buffalo City. The Company anticipates that substantially all purchases of such contract manufactured products will hereafter be made by XATA directly from the Company and that sales volume of such products to XATA during 2012 should be consistent with the Company's aggregate sales volume of such products to Buffalo City and XATA during 2011.

During 2010, the Company renewed multi-year contracts in regard to its Premier Distributor Program. This program began in 2007 and has been successful for the Company. Under this program, a limited group of larger distributors who stock a significant amount of the Company's products in their inventory are given access to a special purchase incentive program allowing them to achieve volume price concessions measured on a year-to-year basis. Many of the Company's smaller business customers, with whom the Company had formerly dealt on a direct basis, now purchase the Company's products from these Premier Distributors.

In the Company's direct sales to system integrators, the complement of leading customers tends to vary over time as the most efficient and better financed integrators grow more rapidly than others. Any substantial decrease or delay in sales to one or more of the Company's leading customers, the financial failure of any of these entities, or the Company's inability to develop and maintain solid relationships with the integrators that may replace the present leading customers, would have a material adverse effect on the Company's results of operations and financial condition.

The Company's revenues are derived primarily from customers in the continental United States; however, the Company also derives some revenues from customers in other geographical markets, primarily Canada and to a more limited extent, in developing countries. Sales to customers outside of the United States represented approximately 3% and 2% of the Company's revenues in 2011 and 2010, respectively. All of the Company's transactions with customers located outside of the United States have historically been denominated in U.S. dollars, therefore, the Company has had no material foreign currency transactions. As a result of the RLD Acquisition, the Company anticipates that certain sales to customers located in Canada during 2012 and thereafter may be denominated in Canadian Dollars. Transactions denominated in foreign currencies have certain inherent risks associated with them due to currency fluctuations. See "Risk Factors" below for more detail on the risks associated with foreign currency transactions.

Manufacturing and Suppliers

Blonder Tongue's primary manufacturing operations are presently located at the Company's headquarters in Old Bridge, New Jersey. In addition, the Company maintains a smaller manufacturing facility in Franklin, OH. The Company's manufacturing operations are vertically integrated and consist principally of the programming, assembly, and testing of electronic assemblies built from fabricated parts, printed circuit boards and electronic devices and the fabrication from raw sheet metal of chassis and cabinets for such assemblies. Management continues to implement improvements to the manufacturing process to increase production volume and reduce product cost, including logistics modifications on the factory floor to accommodate increasingly fine pitch surface mount electronic components. In 2008, these improvements resulted in assemblies of 16 layer PCBs with thousands of components including placement of 0.030x0.030mil ball grid arrays and 0402 packaged sized components. These advancements required investment in upgrading automatic placement equipment as well as automated optical inspection and testing systems. All of these efforts are consistent with and part of the Company's strategy to provide its customers with high performance-to-cost ratio products.

Beginning in 2007 the Company transitioned and continues to manufacture certain high volume, labor intensive products, including many of the Company's analog products, in the PRC. A key contract manufacturer in the PRC produces such products as may be requested by the Company from time to time (in the Company's discretion) through the submission of purchase orders, the terms of which are governed by a manufacturing agreement. The Company does not currently anticipate the transfer of any additional products to the PRC, however this may change if business and market conditions make it advantageous to do so. In connection with the Company's initiatives in the PRC, the Company may have foreign currency transactions and may be subject to various currency exchange control programs related to its PRC operations. See "Risk Factors" below for more detail on the risk of foreign operations.

Outside contractors supply standard components, printed circuit boards and electronic subassemblies to the Company's specifications. While the Company generally purchases electronic parts that do not have a unique source, certain electronic component parts used within the Company's products are available from a limited number of suppliers and may be subject to temporary shortages because of general economic conditions and the demand and supply for such component parts. If the Company were to experience a temporary shortage of any given electronic part, the Company believes that alternative parts could be obtained or system design changes implemented. However, in such situations the Company may experience temporary reductions in its ability to ship products affected by the component shortage. On an as-needed basis, the Company purchases several products from sole suppliers for which alternative sources are not available, such as EchoStar digital receivers for delivery of DISH Network® programming, and DirecTV® digital satellite receivers for delivery of DIRECTV® programming. An inability to timely obtain sufficient quantities of certain of these components would have a material adverse effect on the Company's operating results. The Company does not have an agreement with any sole source supplier requiring the supplier to sell a specified volume of components to the Company. See "Risk Factors" below for more detail on the risk associated with sole supplier products.

Blonder Tongue maintains a quality assurance program which monitors and controls manufacturing processes, and extensively tests samples throughout the process. Samples of component parts purchased are tested, as well as its finished products, on an ongoing basis. The Company also tests component and sub-assembly boards throughout the manufacturing process using commercially available and in-house built testing systems that incorporate proprietary procedures. The highest level of quality assurance is maintained throughout all aspects of the design and manufacturing process. The extensive in-house calibration program assures test equipment integrity and correlation. This program ensures that all test and measurement equipment that is used in the manufacturing process is calibrated to the same in-house reference standard on a consistent basis. When all test and measurement devices are calibrated in this manner, discrepancies are eliminated between the engineering, manufacturing and quality control departments, thus increasing operational efficiency and ensuring a high level of product quality. Blonder Tongue performs final product tests prior to shipment to customers. In 2008, the Company was certified to perform Underwriters Laboratories (UL) witness testing of products to UL International Standard 60950.

Competition

All aspects of the Company's business are highly competitive. The Company competes with national, regional and local manufacturers and distributors, including companies larger than Blonder Tongue that have substantially greater resources. Various manufacturers who are suppliers to the Company sell directly as well as through distributors into the franchise and private cable marketplaces. Because of the convergence of the cable, telecommunications and computer industries and rapid technological development, new competitors may seek to enter the principal markets served by the Company. Many of these potential competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than Blonder Tongue. The Company expects that direct and indirect competition will increase in the future. Additional competition could result in price reductions, loss of market share and delays in the timing of customer orders. The principal methods of competition are product differentiation, performance, quality, price, terms, service, technical support and administrative support. The Company believes it differentiates itself from competitors by continuously offering innovative products, providing excellent technical service support and delivering high performance-to-cost ratio products.

Intellectual Property

The Company currently holds several United States and foreign patents, none of which are considered material to the Company's present operations, since they do not relate to high volume applications. Because of the rapidly evolving nature of the cable television industry, the Company believes that its market position as a supplier to cable integrators derives primarily from its ability to develop a continuous stream of new products that are designed to meet its customers' needs and that have a high performance-to-cost ratio.

The Company owns a United States trademark registration for the word mark "Blonder Tongue®" and also on a "BT®" logo. RLD owns a United States trademark registration for the word mark "DRAKE®".

Since 2008, the Company obtained and renewed licenses for a variety of technologies in concert with its new digital encoder line of products. The licenses are from a number of companies including Dolby Laboratories Licensing Corporation (expires August 2013), Digital Content Protection, LLC (expires April 30, 2012), DTLA (expires April 30, 2012), and LG Electronics (expires December 2012). These standard licenses are all non-exclusive and require payment of royalties based upon the unit sales of the licensed products. With regard to the licenses expiring in 2012, the Company expects to renew these standard licenses on similar terms. For additional information regarding these licenses, see "Introduction – Recent Developments" starting on page 3.

The Company relies on a combination of contractual rights and trade secret laws to protect its proprietary technologies and know-how. There can be no assurance that the Company will be able to protect its technologies and know-how or that third parties will not be able to develop similar technologies and know-how independently. Therefore, existing and potential competitors may be able to develop products that are competitive with the Company's products and such competition could adversely affect the prices for the Company's products or the Company's market share. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining its competitive position.

Regulation

Private cable, while in some cases subject to certain FCC licensing requirements, is not presently burdened with extensive government regulations. The Telecommunications Act of 1996 deregulated many aspects of franchise cable system operation and opened the door to competition among cable operators and telephone companies in each of their respective industries.

Environmental Regulations

The Company is subject to a variety of Federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing processes. The Company did not incur in 2011 and does not anticipate incurring in 2012 material capital expenditures for compliance with Federal, state and local environmental laws and regulations. There can be no assurance, however, that changes in environmental regulations will not result in the need for additional capital expenditures or otherwise impose additional financial burdens on the Company. Further, such regulations could restrict the Company's ability to expand its operations. Any failure by the Company to obtain required permits for, control the use of, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject the Company to substantial liability or could cause its manufacturing operations to be suspended.

The Company has authorization to discharge wastewater under the New Jersey Pollution Discharge Elimination System/Discharge to Surface Waters General Industrial Stormwater Permit, Permit No. NJ0088315. This permit will expire May 31, 2012. The Company intends to renew this permit. RLD does not require any material environmental permits in connection with the operation of its business.

Employees

As of February 19, 2012 (after giving effect to the RLD Acquisition which resulted in the addition of 44 people), the Company employed approximately 205 people, including 130 in manufacturing, 22 in research and development, 7 in quality assurance, 23 in sales and marketing, and 23 in a general and administrative capacity. 205 of these employees are full time employees. 54 of the Company's employees are members of the International Brotherhood of Electrical Workers Union, Local 2066, which has a three year labor agreement with the Company that was scheduled to expire in February 2012, but was extended on the same terms and conditions for an additional one year, until February 2013.

ITEM 1A RISK FACTORS

The Company's business operates in a rapidly changing environment that involves numerous risks, some of which are beyond the Company's control. The following "Risk Factors" highlights some of these risks. Additional risks not currently known to the Company or that the Company now deems immaterial may also affect the Company and the value of its Common Stock. The risks described below, together with all of the other information included in this report, should be carefully considered in evaluating our business and prospects. The occurrence of any of the following risks could harm the Company's business, financial condition or results of operations. Solely for purposes of the risk factors in this Item 1A, the terms "we," "our" and "us" refer to Blonder Tongue Laboratories, Inc. and its subsidiaries.

Any substantial decrease in sales to our largest customers may adversely affect our results of operations or financial condition.

In 2011 and 2010, sales to World Cinema accounted for approximately 14% and 28%, respectively, while sales to Toner Cable Equipment Inc. accounted for approximately 22% and 15%, respectively, of our revenues. A third customer, Buffalo City Center Leasing accounted for approximately 11% of the Company's revenues in 2011. There can be no assurance that any sales to these customers will reach or exceed historical levels in any future period. We anticipate, however, that World Cinema and Toner Cable will continue to account for a significant portion of our revenues in future periods, although they are not obligated to purchase any specified amount of products (beyond outstanding purchase orders) or to provide us with binding forecasts of product purchases for any future period. World Cinema, committed to purchase approximately $2.2 million of EQAM-400 through the third quarter of 2012 in order to maintain its exclusive right to purchase such product. The Company's sales to Buffalo City ceased in early 2012, as a result of the termination of Buffalo City's status as an approved third party lender to finance purchases of certain contract manufactured products for XATA. Although not obligated to purchase such contract manufactured products, the Company anticipates that direct purchases of such products by XATA during 2012 should be consistent with the Company's aggregate sales volume of such products to Buffalo City and XATA during 2011.

With respect to our direct sales to system integrators, the complement of leading customers tends to vary over time as the most efficient and better-financed integrators grow more rapidly than others. Our success with these customers will depend in part on:

- the viability of those customers;
- our ability to identify those customers with the greatest growth and growth prospects; and
- our ability to maintain our position in the overall marketplace by shifting our emphasis to such customers.

Approximately 61% of our revenues in 2011 were derived from sales to our five largest customers. Any substantial decrease or delay in sales to one or more of our leading customers, the financial failure of any of these entities, their inability to pay their trade accounts owing to us, or our inability to develop solid relationships with integrators that may replace the present leading customers, could have a material adverse effect on our results of operations and financial condition.

A significant increase to inventory reserves due to inadequate reserves in a prior period or to an increase in excess or obsolete inventories may adversely affect our results of operations and financial condition.

We continually analyze our slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes and anticipated selling prices, we establish reserves. If we do not meet our sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. We recorded an increase in reserve of $275,000 and $620,000 during 2011 and 2010 respectively. Although we believe reserves are adequate and inventories are reflected at net realizable value, there can be no assurance that we will not have to record additional inventory reserves in the future. Significant increases to inventory reserves could have a material adverse effect on our results of operations and financial condition.

An inability to develop, or acquire the rights to technology, products or applications in response to changes in industry standards or customer needs may reduce our sales and profitability.

Both the private cable and franchised cable industries are characterized by the continuing advancement of technology, evolving industry standards and changing customer needs. To be successful, we must anticipate the evolution of industry standards and changes in customer needs, through the timely development and introduction of new products, enhancement of existing products and licensing of new technology from third parties. This is particularly true at this time as the Company must develop and market new digital products to offset the continuing decline in demand for and therefore sales of, analog products. Although we depend primarily on our own research and development efforts to develop new products and enhancements to our existing products, we have and may continue to seek licenses for new technology from third parties when we believe that we can obtain such technology more quickly and/or cost-effectively from such third parties than we could otherwise develop on our own, or when the desired technology has already been patented by a third party. There can, however, be no assurance that new technology or such licenses will be available on terms acceptable to us. There can be no assurance that:

- we will be able to anticipate the evolution of industry standards in the cable television or the communications industry generally;
- we will be able to anticipate changes in the market and customer needs;
- technologies and applications under development by us will be successfully developed; or
- successfully developed technologies and applications will achieve market acceptance.

If we are unable for technological or other reasons to develop and introduce products and applications or to obtain licenses for new technologies from third parties in a timely manner in response to changing market conditions or customer requirements, our results of operations and financial condition could be materially adversely affected.

Anticipated increases in direct and indirect competition with us may have an adverse effect on our results of operations and financial condition.

All aspects of our business are highly competitive. We compete with national, regional and local manufacturers and distributors, including companies larger than us, which have substantially greater resources. Various manufacturers who are suppliers to us sell directly as well as through distributors into the cable television marketplace. Because of the convergence of the cable, telecommunications and computer industries and rapid technological development, new competitors may seek to enter the principal markets served by us. Many of these potential competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we have. We expect that direct and indirect competition will increase in the future. Additional competition could have a material adverse effect on our results of operations and financial condition through:

- price reductions;
- loss of market share;
- delays in the timing of customer orders; and
- an inability to increase our penetration into the cable television market.

Our sales and profitability may suffer due to any substantial decrease or delay in capital spending by the cable infrastructure operators that we serve in the MDU, lodging and institutional cable markets.

The vast majority of our revenues in fiscal years 2011 and 2010 came from sales of our products for use by cable infrastructure operators. Demand for our products depends to a large extent upon capital spending on private cable systems and specifically by private cable operators for constructing, rebuilding, maintaining or upgrading their systems. Capital spending by private cable operators and, therefore, our sales and profitability, are dependent on a variety of factors, including:

- access by private cable operators to financing for capital expenditures;
- demand for their cable services;

- availability of alternative video delivery technologies; and
- general economic conditions.

In addition, our sales and profitability may in the future be more dependent on capital spending by traditional franchise cable system operators as well as by new entrants to this market planning to over-build existing cable system infrastructures, or constructing, rebuilding, maintaining and upgrading their systems. There can be no assurance that system operators in private cable or franchise cable will continue capital spending for constructing, rebuilding, maintaining, or upgrading their systems. Any substantial decrease or delay in capital spending by private cable or franchise cable operators would have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by current economic and market conditions.

During 2010 and 2011, the U.S. economy continued to feel the effects of the significant economic downturn that began in 2008, resulting in elevated levels of financial market volatility, customer uncertainty and widespread concerns about the U.S. and world economies. The ongoing effect of these circumstances may negatively impact the demand for our products and our allowance for doubtful accounts, all of which may have a material adverse effect on our business, financial condition and results of operations. In addition, the economic crisis has had a material and direct impact on financial institutions, resulting in a deterioration of liquidity in the capital markets. This liquidity crunch could adversely affect our ability and the ability of our customers to borrow funds to support operations or other liquidity needs (including the ability to finance capital expenditures) or otherwise borrow or raise capital. Moreover, our stock price could decrease if investors have concerns that our business, financial condition or results of operations will be negatively impacted by a worldwide economic downturn.

Any significant casualty to our facility in Old Bridge, New Jersey may cause a lengthy interruption to our business operations.

We primarily operate out of one manufacturing facility in Old Bridge, New Jersey (the "**Old Bridge Facility**"). While we maintain a limited amount of business interruption insurance, a casualty that results in a lengthy interruption of our ability to manufacture at, or otherwise use, that facility could have a material adverse effect on our results of operations and financial condition. Pursuant to the RLD Acquisition, we also presently operate out of a manufacturing facility in Franklin, Ohio, our lease of which expires in November 2012. Given the short term transitional nature of this facility we do not believe that it provides the Company with significant reduction of the risks described herein.

Our dependence on certain third party suppliers could create an inability for us to obtain component products not otherwise available or to do so only at increased prices.

We purchase several products from sole suppliers for which alternative sources are not available, such as certain components of EchoStar's digital satellite receiver decoders, which are specifically designed to work with the DISH Network®, and certain components of Hughes Network Systems digital satellite receivers which are specifically designed to work with DIRECTV® programming. Our results of operations and financial condition could be materially adversely affected by:

- an inability to obtain sufficient quantities of these components;
- our receipt of a significant number of defective components;
- an increase in component prices; or
- our inability to obtain lower component prices in response to competitive pressures on the pricing of our products.

Our contract manufacturing in the PRC may subject us to the risks of unfavorable political, regulatory, legal and labor conditions in the PRC.

We manufacture and assemble some of our products in the PRC, under a contract manufacturing arrangement with a certain key Chinese manufacturer. Our future operations and earnings may be adversely affected by the risks related to, or any other problems arising from, having our products manufactured in the PRC, including the following risks:

- political, economic and labor instability;
- changes in foreign or United States government laws and regulations, including exchange control regulations;
- increased costs related to fluctuation in foreign currency exchange rates;
- infringement of our intellectual property rights; and
- difficulties in managing foreign manufacturing operations.

Although the PRC has a large economy, its potential economic, political, legal and labor developments entail uncertainties and risks. In the event of any changes that adversely affect our ability to manufacture in the PRC after products have been successfully transitioned out of the United States, our business could suffer.

Shifting our operations between regions may entail considerable expense.

Over time we may shift additional portions of our manufacturing operations to the PRC in order to maximize manufacturing and operational efficiency. This could result in reducing our domestic operations in the future, which in turn could entail significant one-time earnings charges to account for severance, equipment write-offs or write downs and moving expenses.

We may not realize all of the anticipated benefits of the RLD Acquisition, or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating the two businesses.

Our ability to realize the anticipated benefits of the acquisition by RLD, our newly formed, wholly-owned subsidiary, of substantially all of the assets and certain specified liabilities of R. L. Drake, LLC, a Delaware limited liability company, which was consummated in February 2012, will depend, to a large extent, on our ability to integrate the RLD business with our business. This integration may be a costly and time-consuming process. As a result, we may be required to devote significant management attention and resources to integrating the manufacturing, operations, products, sales and marketing of RLD with ours. The integration process may disrupt our business and, if implemented ineffectively or inefficiently, would preclude realization of the full benefits expected by us. Our failure to meet the challenges involved in this process or otherwise to realize the anticipated benefits of the acquisition could adversely affect our results of operations.

In addition, the asset acquisition may result in material unanticipated problems, expenses, liabilities and diversion of management's attention, and could cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:

- integrating the strategies, cultures, technologies and operations of the acquired company;
- retaining and assimilating the key personnel of the acquired company;
- retaining customers of the acquired company;
- implementing uniform standards, controls, procedures, policies and information systems;
- consolidating corporate and administrative infrastructures and eliminating duplicative operations;
- the possibility that our due diligence did not surface all material issues related to the RLD Acquisition or that factors outside of our control will not later arise;

- the possibility of faulty assumptions underlying expectations regarding the integration process;
- the diversion of management's attention from ongoing business concerns and performance shortfalls as a result of the diversion of management's attention to the integration process; and
- achieving revenue growth because of risks involving (1) the ability to retain customers, (2) the ability to sell the products of the acquired company to our existing customers, and (3) the ability to sell our products to the customers of the acquired company.

Many of these factors will be outside of our control and any one or more of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially and adversely impact our business, financial condition and results of operations. In addition, even if the operations of RLD are integrated successfully with our operations, we may not realize the full benefits of the transaction, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

Our earnings would be reduced if our goodwill or intangible assets recorded as part of the RLD Acquisition were to become impaired.

We recorded goodwill and identifiable intangible assets as part of the RLD Acquisition in February 2012. Goodwill is generated when the cost of an acquisition exceeds the fair value of the net tangible and identifiable intangible assets acquired. We also have certain intangible assets with indefinite lives. We assess the impairment of goodwill and indefinite lived intangible assets annually or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of acquired product rights and other finite lived intangible assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If our goodwill or intangible assets recorded in connection with the RLD Acquisition were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Any potential charges for impairment related to goodwill or intangible assets would not impact cash flow, tangible capital or liquidity.

We may face risks relating to currency fluctuations and currency exchange.

Historically the Company has had limited exposure to currency fluctuations since transactions with customers located outside the United States have generally been denominated in U.S. Dollars. As a result of the RLD Acquisition, however, the Company anticipates that sales in Canada will increase during 2012, which sales may be denominated in Canadian Dollars. In addition, the Company may incur certain expenses which are denominated in Canadian Dollars in connection with the maintenance and operation of a sales and distribution facility in Canada. The Company's functional currency is the U.S. dollar. Accordingly, any revenue and expense denominated in Canadian Dollars will need to be translated into U.S. Dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Exchange rates between the Canadian Dollar and the U.S. Dollar in recent years have fluctuated significantly and may do so in the future. We do not engage in currency hedging activities to limit the risks of currency fluctuations. The Company anticipates that sales in Canada during 2012 should be less than $2,000,000. Currency fluctuations could adversely impact our results of operations, cash flows and financial position.

Competitors may develop products that are similar to, and compete with, our products due to our limited proprietary protection.

We possess limited patent or registered intellectual property rights with respect to our technology. We rely on a combination of contractual rights and trade secret laws to protect our proprietary technology and know-how. There can be no assurance that we will be able to protect our technology and know-how or that third parties will not be able to develop similar technology independently. Therefore, existing and potential competitors may be able to develop similar products which compete with our products. Such competition could adversely affect the prices for our products or our market share and could have a material adverse effect upon our results of operations and financial condition.

Patent infringement claims against us or our customers, whether or not successful, may cause us to incur significant costs.

While we do not believe that our products (including products and technologies licensed from others) infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against us or our customers. Damages for violation of third party proprietary rights could be substantial, in some instances damages are trebled, and could have a material adverse effect on the Company's financial condition and results of operation. Regardless of the validity or the successful assertion of any such claims, we would incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on our financial condition and results of operations. If we are unsuccessful in defending any claims or actions that are asserted against us or our customers, we may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available under reasonable terms or at all. The failure to obtain a license to a third party's intellectual property rights on commercially reasonable terms could have a material adverse effect on our results of operations and financial condition.

Any increase in governmental regulation of the cable markets that we serve, including the cable television system, MDU, lodging and institutional markets, may have an adverse effect on our results of operations and financial condition.

The cable television, MDU, lodging and institutional markets within the cable industry, which represents the vast majority of our business, while in some cases subject to certain FCC licensing requirements, is not presently burdened with extensive government regulations. It is possible, however, that regulations could be adopted in the future which impose burdensome restrictions on these cable markets resulting in, among other things, barriers to the entry of new competitors or limitations on capital expenditures. Any such regulations, if adopted, could have a material adverse effect on our results of operations and financial condition.

Private cable system operation is not presently burdened with significant government regulation, other than, in some cases, certain FCC licensing requirements. The Telecommunications Act of 1996 deregulated many aspects of franchise cable system operation and opened the door to competition among cable operators and telephone companies in each of their respective industries. It is possible, however, that regulations could be adopted which would re-impose burdensome restrictions on franchise cable operators resulting in, among other things, the grant of exclusive rights or franchises within certain geographical areas. Any increased regulation of franchise cable could have a material adverse effect on our results of operations and financial condition.

Any increase in governmental environmental regulations or our inability or failure to comply with existing environmental regulations may cause an adverse effect on our results of operations or financial condition.

We are subject to a variety of federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. We do not anticipate material capital expenditures during the fiscal year ending 2012 for compliance with federal, state and local environmental laws and regulations. There can be no assurance, however, that changes in environmental regulations will not result in the need for additional capital expenditures or otherwise impose additional financial burdens on us. Further, such regulations could restrict our ability to expand our operations. Any failure by us to obtain required permits for, control the use of, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject us to substantial liability or could cause our manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on our results of operations and financial condition.

Losing the services of our executive officers or our other highly qualified and experienced employees, or our inability to continue to attract and retain highly qualified and experienced employees, could adversely affect our business.

Our future success depends in large part on the continued service of our key executives and technical and management personnel, including James A. Luksch, Chief Executive Officer, and Robert J. Pallé, President and Chief Operating Officer. Our future success also depends on our ability to continue to attract and retain highly skilled engineering, manufacturing, marketing and managerial personnel. The competition for such personnel is intense, and the loss of key employees, in particular the principal members of our management and technical staff, could have a material adverse effect on our results of operations and financial condition.

Our organizational documents and Delaware state law contain provisions that could discourage or prevent a potential takeover or change in control of our company or prevent our stockholders from receiving a premium for their shares of our Common Stock.

Our board of directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock, to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any unissued series of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such stock could have a material adverse effect on the market value of the Common Stock. In addition, our Restated Certificate of Incorporation:

- eliminates the right of our stockholders to act without a meeting;
- does not provide cumulative voting for the election of directors;
- does not provide our stockholders with the right to call special meetings;
- provides for a classified board of directors; and
- imposes various procedural requirements which could make it difficult for our stockholders to effect certain corporate actions.

These provisions and the Board's ability to issue Preferred Stock may have the effect of deterring hostile takeovers or offers from third parties to acquire our company, preventing our stockholders from receiving a premium for their shares of our Common Stock, or delaying or preventing changes in control or management of our company. We are also afforded the protection of Section 203 of the Delaware General Corporation Law, which could:

- delay or prevent a change in control of our company;
- impede a merger, consolidation or other business combination involving us; or
- discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Any of these provisions which may have the effect of delaying or preventing a change in control of our company, could have a material adverse effect on the market value of our Common Stock.

It is unlikely that we will pay dividends on our Common Stock.

We intend to retain all earnings to finance the growth of our business and therefore do not intend to pay dividends on our Common Stock in the foreseeable future. Moreover, our loan agreement with Sovereign Business Capital prohibits the payment of cash dividends by us on our Common Stock.

Potential fluctuations in the stock price for our Common Stock may adversely affect the market price for our Common Stock.

Factors such as:

- announcements of technological innovations or new products by us, our competitors or third parties;
- quarterly variations in our actual or anticipated results of operations;
- failure of revenues or earnings in any quarter to meet the investment community's expectations; and
- market conditions for cable industry stocks in general;

may cause the market price of our Common Stock to fluctuate significantly. The stock price may also be affected by broader market trends unrelated to our performance. These fluctuations may adversely affect the market price of our Common Stock.

Delays or difficulties in negotiating a labor agreement or other difficulties in our relationship with our union employees may cause an adverse effect on our manufacturing and business operations.

All of our direct labor employees located at the Old Bridge, New Jersey facility are members of the International Brotherhood of Electrical Workers Union, Local 2066 (the "**Union**"), under a collective bargaining agreement, which expires in February 2013. In connection with any renewal or renegotiation of the labor agreement upon its termination, there can be no assurance that work stoppages will not occur or that we will be able to agree upon terms for future agreements with the Union. Any work stoppages could have a material adverse effect on our business operations, results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable to smaller reporting companies.

ITEM 2. PROPERTIES

The Company's principal manufacturing, engineering, sales and administrative facilities consist of one building totaling approximately 130,000 square feet located on approximately 20 acres of land in Old Bridge, New Jersey (the "**Old Bridge Facility**") which is owned by the Company. The Old Bridge Facility is encumbered by a mortgage held by Sovereign Business Capital in the principal amount of $2,833,000 as of December 31, 2011. In conjunction with the closing of the RLD Acquisition on February 1, 2012, the Company increased its borrowings secured by the mortgage on the Old Bridge Facility to $4,350,000. In addition, the Company leases a manufacturing, engineering, sales and administrative facility consisting of one building totaling approximately 88,000 square feet in Franklin, Ohio. The lease for this facility expires in November, 2012. The total lease obligation will be $250,000 during 2012. The Company does not intend to renew this lease, however it does anticipate securing alternative smaller space in or around Franklin, Ohio, the exact nature of which has not as yet been determined. The Company also leases an approximately 3,200 square foot sales and distribution facility in Peterborough, Ontario Canada. The lease for this facility expires in December, 2012 and has an annual rental of approximately $18,000. Management believes that the Old Bridge Facility is adequate to support the Company's anticipated needs in 2012.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to certain proceedings incidental to the ordinary course of its business, none of which, in the current opinion of management, is likely to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

As of December 31, 2011, the Company's Chief Executive Officer was indebted to the Company in the amount of $130,000, for which no interest has been charged. This indebtedness arose from a series of cash advances made to the Chief Executive Officer, the latest of which was advanced in February, 2002. This debt was being repaid at the rate of $1,000 per month, all of which represented principal payments on the indebtedness, until November 2008 when the Chief Executive Officer and his spouse filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. At the time of filing, payments on this indebtedness became subject to the automatic stay provisions of the United States Bankruptcy Code. On July 29, 2009 a plan of reorganization in connection with the Chief Executive Officer's bankruptcy case was confirmed by the United States Bankruptcy Court for the District of New Jersey. Under the confirmed plan of reorganization, the Chief Executive Officer will be obligated to pay a pro-rata share, with all other unsecured pre-petition obligations, of the excess, if any, of his disposable income after the payment of all administrative claims and other expenses. The actual amount that the Company may expect to receive pursuant to the confirmed plan and the date on which required payments would commence are not presently determinable. Since May 2010, however, the Chief Executive Office has made modest elective payments to the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock has been traded on NYSE Amex (formerly American Stock Exchange) since the Company's initial public offering on December 14, 1995. The following table sets forth for the fiscal quarters indicated, the high and low sale prices for the Company's Common Stock on NYSE Amex.

Market Information

Fiscal Year Ended December 31, 2011:	High	Low
First Quarter	$2.60	$1.78
Second Quarter	2.35	1.51
Third Quarter	1.83	1.09
Fourth Quarter	1.49	1.02

Fiscal Year Ended December 31, 2010:	High	Low
First Quarter	$1.24	$.91
Second Quarter	1.46	1.00
Third Quarter	2.75	1.18
Fourth Quarter	2.84	1.95

The Company's Common Stock is traded on NYSE Amex under the symbol "BDR."

Holders

As of March 1, 2012, the Company had 51 holders of record of the Common Stock. Since a portion of the Company's common stock is held in "street" or nominee name, the Company is unable to determine the exact number of beneficial holders.

Dividends

The Company currently anticipates that it will retain all of its earnings to finance the operation and expansion of its business, and therefore does not intend to pay dividends on its Common Stock in the foreseeable future. Since its initial public offering, the Company has never declared or paid any cash dividends on its Common Stock. Any determination to pay dividends in the future is at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, results of operations, capital requirements, limitations contained in loan agreements and such other factors as the Board of Directors deems relevant. The Company's credit agreement with Sovereign Business Capital prohibits the payment of cash dividends by the Company on its Common Stock.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Not applicable to smaller reporting companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's historical results of operations and liquidity and capital resources should be read in conjunction with the consolidated financial statements of the Company and notes thereto appearing elsewhere herein. The following discussion and analysis also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. See "Forward Looking Statements" that precedes Item 1 above.

Overview

The Company was incorporated in November, 1988, under the laws of Delaware as GPS Acquisition Corp. for the purpose of acquiring the business of Blonder-Tongue Laboratories, Inc., a New Jersey corporation, which was founded in 1950 by Ben H. Tongue and Isaac S. Blonder to design, manufacture and supply a line of electronics and systems equipment principally for the private cable industry. Following the acquisition, the Company changed its name to Blonder Tongue Laboratories, Inc. The Company completed the initial public offering of its shares of Common Stock in December, 1995.

Today the Company is a technology-development and manufacturing company that delivers television signal encoding, transcoding, digital transport and broadband product solutions for a broad range of applications. The markets served include cable televisions systems, the multi-dwelling unit communities, the lodging/hospitality market, and institutional systems including hospitals, prisons and schools. The technology requirements of these markets change rapidly and the Company's research and development team is continually delivering high performance-lower cost solutions to meet customers' needs.

The Company's strategy is focused on the development of products for digital signal generation and transmission and, since 2008, the Company entered into and renewed various agreements for technologies in concert with the new digital encoder and EdgeQAM line of products. As a result, the Company continues to significantly expand its digital product lines. The continuing evolution of the Company's product lines will focus on the increased needs created in the digital space by IPTV, digital SD and HD video content and the transport of these signals over state of the art broadband networks.

The Company took advantage of the FCC's mandate that all broadcast television transition from analog to digital by June 2009. In connection with this transition, the Company experienced an increase in sales of digital transition headend products during 2008, and to a lesser extent in the first half of 2009.

The Company has seen a continuing shift in product mix from analog products to digital products and expects this shift to continue. Accordingly, any substantial decrease in sales of analog products without a related increase in digital products could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

In 2010, as a result of the Company's reduced sales levels in 2009, the Company reduced its operating expenses through the reduction of head count and the reduction of outside consultant fees. The Company realized approximately $1.1 million of annualized operating expense savings from these reductions.

In April 2010, the Company obtained a $4.1 million purchase commitment for the first member of its EdgeQAM family of products (the EQAM-400) from World Cinema Inc. ("World Cinema"), a supplier of free-to-guest digital and HD television to the hospitality market. These shipments were made in the second and third quarters of 2010, during which time the EQAM-400 was exclusive to World Cinema. Since then, the parties have agreed to extend the exclusivity arrangement, with the most recent extension occurring in September, 2011 which extended exclusivity through the end of 2012. In connection with the most recent extension, World Cinema committed to purchase approximately $2.2 million of EQAM-400 through the third quarter of 2012. World Cinema's purchases of this product were approximately $2,160,000 and $5,439,000 in 2011 and 2010, respectively. Future purchase commitments by World Cinema would allow them to further extend this exclusivity arrangement. The EQAM-400 product accepts HD content received by satellite via its IP Gigabit Ethernet (GbE) input, adds content protection by utilizing Pro:Idiom™ encryption, and QAM modulates it for distribution over standard coax networks.

On February 1, 2012, the Company's newly formed, wholly-owned subsidiary, R. L. Drake Holdings, LLC ("**RLD**"), acquired substantially all of the assets and assumed certain specified liabilities of R. L. Drake, LLC, a Delaware limited liability company ("**Seller**"), pursuant to an Asset Purchase Agreement dated as of February 1, 2012, as amended by a certain First Amendment to Asset Purchase Agreement dated February 3, 2012 (as so amended, the "**Asset Purchase Agreement**") (the "**RLD Acquisition**"). The assets acquired from Seller include assets used in manufacturing and delivering electronic communications solutions for cable television systems, digital television reception, video signal distribution and digital video encoding, including equipment, supplies and other tangible personal property, inventory, accounts receivable, business records, trademarks and other intellectual property rights. The purchase price was comprised of approximately $6,476,995 paid at closing, subject to certain adjustments based upon a post-closing audit of the balance sheet of Seller, plus contingent purchase price payments of up to $1,500,000 in the aggregate that may be made over the next three years if certain financial results are realized.

RLD manufactures and distributes similar products to those currently being produced by the Company. The acquisition allows the Company to leverage the combined research and development and sales and marketing departments to shorten the development and manufacturing cycle and deliver a more complete compliment of business and product solutions for the markets the Company serves.

The Company's manufacturing is allocated primarily between its facility in Old Bridge, New Jersey and a key contract manufacturer located in the People's Republic of China ("**PRC**"). The Company currently manufactures most of its digital products, including the latest encoder and EdgeQAM collections at its New Jersey facility. Since 2007 the Company has transitioned and continues to manufacture certain high volume, labor intensive products, including many of the Company's analog products, in the PRC, pursuant to a manufacturing agreement that governs the production of products that may from time to time be the subject of purchase orders submitted by (and in the discretion of) the Company. The Company may transition additional products to the PRC if determined by the Company to be advantageous based upon changing business and market conditions. Manufacturing products both at the Company's Old Bridge facility as well as in the PRC, enables the Company to realize cost reductions while maintaining a competitive position and time-to-market advantage. As a result of the RLD Acquisition, the Company acquired a leased manufacturing, engineering, sales and administrative facility in Franklin, Ohio at which the RLD products are manufactured. The lease for this facility expires in November, 2012. The Company does not intend to renew this lease, however it does anticipate securing alternative smaller space in or around Franklin, Ohio, the exact nature of which has not as yet been determined. The Company intends to transition manufacturing of certain RLD products from the Ohio facility to the Old Bridge facility during 2012.

The Company may, from time to time, provide manufacturing, research and development and product support services for other companies' products. In December 2007, the Company entered into an agreement to provide manufacturing, research and development and product support to Buffalo City Center Leasing, LLC ("**Buffalo City**") for an electronic on-board recorder that Buffalo City was producing for Turnpike Global Technologies, LLC (which was purchased in 2010 by, and operates as a division of, XATA Corporation ("**XATA**")). A director of the Company is also the managing member and a vice president of Buffalo City and may be deemed to control the entity which owns fifty percent (50%) of the membership interests of Buffalo City. The Company received $2,968,000 and $2,331,000 in revenue from Buffalo City in 2011 and 2010, respectively. In addition, the Company's accounts receivable included $960,000 (21% of total accounts receivable) and $767,000 (21% of total accounts receivable) due from Buffalo City at December 31, 2011 and 2010, respectively. The agreement with Buffalo City expired by its terms in the first quarter of 2011, however, Buffalo City continued purchasing such product from the Company through July, 2011 on the same terms and conditions. In the second quarter of 2011, the Company entered into a new agreement directly with XATA Corporation (the "**XATA Agreement**"), which sets forth the terms and conditions of purchases by XATA of the next generation of the product. The XATA Agreement also permits XATA to obtain financing from approved third party lenders to finance its purchases from the Company. In November 2011, the Company and Buffalo City entered into a letter agreement (the "**Buffalo City Agreement**") to memorialize the agreement by which the Company approved Buffalo City to act as an approved third party lender to XATA and has permitted Buffalo City (in this capacity) to purchase products from the Company on open account with a credit limit of $1,000,000, the terms for payment of which were net 110 days after shipment. Under the terms of the XATA Agreement, the obligations of Buffalo City to the

Company are guaranteed by XATA. During the first quarter of 2012, Buffalo City advised the Company that Buffalo City would no longer be financing products as an approved third-party lender for XATA. As such, effective as of February 10, 2012, the Company and Buffalo City terminated Buffalo City's status as an approved lender under the Buffalo City Agreement. The Company continues to contract manufacture products directly for XATA under the XATA Agreement and does not anticipates that the termination of the Buffalo City Agreement will have any adverse impact on aggregate sales of these contract manufactured products.

Results of Operations

The following table sets forth, for the fiscal periods indicated, certain consolidated statement of earnings data from continuing operations as a percentage of net sales.

	Year Ended December 31,	
	2011	2010
Net sales	100.0%	100.0%
Costs of goods sold	64.2	59.8
Gross profit	35.8	40.2
Selling expenses	9.9	10.4
General and administrative expenses	16.5	15.1
Research and development expenses	10.2	8.2
Earnings (loss) from operations	(0.8)	6.5
Other expense, net	0.7	0.6
Earnings (loss) before income taxes	(1.5)	5.9
Provision (benefit) for income taxes	-	-

2011 Compared with 2010

Net Sales. Net sales decreased $3,845,000 or 12.6% to $26,663,000 in 2011 from $30,508,000 in 2010. The decrease is primarily attributed to a decrease in sales of digital video headend products and analog video headend products offset by an increase in sales of contract manufactured products. Sales of digital video headend products were $9,096,000 and $12,770,000, sales of analog video products were $6,907,000 and $8,337,000 and sales of contract manufactured products were $3,296,000 and $2,331,000 in 2011 and 2010, respectively. The overall sales decrease is due primarily to reduced sales of the EdgeQAM product due to a customer reducing demand to match their deployment schedule. The Company has experienced and expects to continue to see a shift in product mix from analog products to digital products. The Company does not anticipate its sales of contract manufactured products to be adversely affected by the termination of its business with Buffalo City, inasmuch as those sales should be replaced by direct sales to XATA.

Cost of Goods Sold. Cost of goods sold decreased to $17,122,000 for 2011 from $18,243,000 in 2010 but increased as a percentage of sales to 64.2% from 59.8%. The decrease is primarily attributed to a decrease in net sales. The increase as a percentage of sales is primarily attributed to a less favorable product mix. The Company expects costs of goods sold as a percentage of sales to be approximately 62% in 2012.

Selling Expenses. Selling expenses decreased to $2,649,000 for 2011 from $3,183,000 in 2010 and decreased as a percentage of sales to 9.9% for 2011 from 10.4% for 2010. This $534,000 decrease is primarily attributable to a decrease in salaries and fringe benefits of $262,000 due to reduced headcount, and a decrease in royalties of $256,000. The headcount reductions were implemented by management in response to general economic conditions and the Company's 2009 reduced sales levels. The decrease in royalties was due to decreased sales of products incorporating technologies for which the Company pays royalty fees. The Company expects royalty fees to increase as more of its products incorporate third-party proprietary technologies and as sales of such products increase. The Company anticipates that selling expenses may increase in 2012 compared to 2011 as a result of the RLD Acquisition.

General and Administrative Expenses. General and administrative expenses decreased to $4,410,000 in 2011 from $4,597,000 for 2010 but increased as a percentage of sales to 16.5% for 2011 from 15.1% in 2010. The $187,000 decrease was primarily the result of a reduction in salaries and fringe benefits of $259,000 due to the elimination of an executive bonus accrual of $259,000 offset by an increase in capital taxes of $90,000. The percentage increase was primarily the result of decreased net sales. The Company anticipates that general and administrative expenses may increase in 2012 compared to 2011 as a result of the RLD Acquisition.

Research and Development Expense. Research and development expenses increased to $2,716,000 in 2011 from $2,508,000 in 2010 and increased as a percentage of sales to 10.2% in 2011 from 8.2% in 2010. This $208,000 increase is primarily attributable to an increase in amortization of license fees of $274,000. This increase in licensing was part of the Company's strategy to continue increasing its research and development capabilities during 2011 and future periods, particularly with regard to new digital products. The percentage increase was primarily the result of decreased net sales. The Company anticipates that research and development expenses may increase in 2012 compared to 2011 as a result of the RLD Acquisition.

Operating Income (Loss). Operating loss of $(234,000) for 2011 represents a decrease of $2,211,000 from operating income of $1,977,000 in 2010. Operating income (loss) as a percentage of sales decreased to (0.8)% in 2011 from 6.5% in 2010.

Interest expense. Interest expense decreased to $183,000 in 2011 from $199,000 in 2010. The decrease is the result of lower average borrowings.

Income Taxes. The provision for income taxes was zero for each of 2011 and 2010. The provision is a result of a decrease in the deferred tax assets due to certain temporary differences being realized offset by an increase in the valuation allowance in 2011 of $57,000 and a decrease in the valuation allowance of $917,000 in 2010, respectively, since the gross deferred tax asset has been increased and reduced, respectively. A valuation allowance is recorded since the realization of the entire deferred tax benefit is not considered more likely than not. The Company believes its current projected taxable income over the next five years as well as certain tax strategies are adequate to the realization of the remaining deferred tax benefit.

Inflation and Seasonality

Inflation and seasonality have not had a material impact on the results of operations of the Company. Fourth quarter sales in 2011 as compared to other quarters were slightly impacted by fewer production days. The Company expects sales each year in the fourth quarter to be impacted by fewer production days.

Liquidity and Capital Resources

As of December 31, 2011 and 2010, the Company's working capital was $11,838,000 and $12,181,000, respectively. The decrease in working capital is attributable primarily to the Company's increased benefit liability of $581,000.

The Company's net cash provided by operating activities for the year ended December 31, 2011 was $239,000 primarily due to a net loss of $411,000, offset by non-cash expenses of $1,572,000, compared to net cash provided by operating activities for the year ended December 31, 2010 of $3,071,000 due to net earnings of $1,785,000, offset by non-cash expenses of $1,464,000.

Cash used in investing activities was $872,000, which was attributable primarily to capital expenditures of $200,000 and acquisition of licenses of $672,000.

Cash used in financing activities was $208,000 for the period ended December 31, 2011, comprised primarily of repayment of debt of $259,000 offset by $25,000 in additional borrowings of debt and proceeds from the exercise of stock options of $26,000.

On August 6, 2008, the Company entered into a Revolving Credit, Term Loan and Security Agreement with Sovereign Business Capital ("**Sovereign**"), a division of Sovereign Bank ("**Sovereign Agreement**"), pursuant to which the Company obtained an $8,000,000 credit facility from Sovereign (the "**Sovereign Financing**"). The

Sovereign Financing consisted of (i) a $4,000,000 asset-based revolving credit facility ("**Revolver**") and (ii) a $4,000,000 term loan facility ("**Term Loan**"), each with a three-year term. The amounts which may be borrowed under the Revolver are based on certain percentages of Eligible Receivables and Eligible Inventory, as such terms are defined in the Sovereign Agreement. The obligations of the Company under the Sovereign Agreement are secured by substantially all of the assets of the Company.

Under the Sovereign Agreement, the Revolver bears interest at a rate per annum equal to the prime lending rate announced from time to time by Sovereign **("Prime")** plus 0.25% or the LIBOR rate plus 3.00%. The Term Loan bears interest at a rate per annum equal to Prime plus 0.50% or the LIBOR rate plus 3.25%. Prime was 3.25% at December 31, 2011.

On January 14, 2011, the Company entered into a First Amendment to Revolving Credit, Term Loan and Security Agreement (the "**First Amendment**") with Sovereign, to amend the Sovereign Financing. The First Amendment (1) increased the maximum amount which may be borrowed by the Company under the Revolver to $5,000,000 from $4,000,000, (2) extended the termination date of the Sovereign Agreement from August 6, 2011 to January 15, 2013, (3) modified the definition of "Eligible Receivables" to increase the permitted concentration percentage of certain customer Receivables (as defined in the Sovereign Agreement) which are included in such calculation, and (4) modified a certain financial covenant.

On February 1, 2012, the Company entered into a Second Amendment to Revolving Credit, Term Loan and Security Agreement (the "**Second Amendment**") with Sovereign, to amend the Sovereign Financing. The Second Amendment (1) increased the maximum amount which may be borrowed by the Company under the Revolver to $8,500,000 from $5,000,000, (2) extended the termination date of the Sovereign Agreement from January 15, 2013 to February 1, 2015, (3) modified the amounts which may be borrowed under the Revolver based on certain percentages of Eligible Inventory, (as defined in the Sovereign Agreement) which are included in such calculation, (4) modified certain financial covenants, and (5) increased the Term Loan to $4,350,000.

Upon termination of the Revolver, all outstanding borrowings under the Revolver are due. The Term Loan requires equal monthly principal payments of approximately $18,000 each, plus interest, with the remaining balance due at maturity. The outstanding principal balance of the Term Loan was $2,833,000 at December 31, 2011, and $4,350,000 at February 1, 2012, after giving effect to the RLD Acquisition.

The Sovereign Agreement contains customary representations and warranties as well as affirmative and negative covenants, including certain financial covenants. The Sovereign Agreement contains customary events of default, including, among others, non-payment of principal, interest or other amounts when due.

The fair value of the debt approximates the recorded value based on the borrowing rates currently available to the Company for loans with similar terms and maturities, as evidenced by the Second Amendment.

There was no utilization of the Revolver by the Company during 2011.

The Company's primary sources of liquidity are its existing cash balances, cash generated from operations and amounts available under the Sovereign Agreement. As of December 31, 2011, the Company had approximately $5,000,000 of availability for borrowing under its Revolver with Sovereign, which was subsequently increased to approximately $5,935,000 on February 1, 2012 due to the Second Amendment. As a result of the RLD acquisition the Company had approximately $1,264,000 of remaining availability as of February 1, 2012. The Company anticipates that amounts that it may borrow under the Revolver could increase following the completion by Sovereign of its field examination of RLD's inventory and accounts receivable and the resultant inclusion of a portion of such assets as Eligible Inventory and Eligible Receivables under the Sovereign Agreement. The Company anticipates these sources of liquidity will be sufficient to fund its operating activities, anticipated capital expenditures and debt repayment obligations for the next twelve months.

The Company's primary long-term obligations are for payment of interest and principal on the Company's Revolver and Term Loan, both of which expire on February 1, 2015. The Company expects to use cash generated from operations to meet its long-term debt obligations, and anticipates refinancing its long-term debt obligations at maturity. The Company considers opportunities to refinance its existing indebtedness based on market conditions.

Although the Company may refinance all or part of its existing indebtedness in the future and will be required to do so by February 1, 2015, there can be no assurances that it will do so. Changes in the Company's operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may require the Company to seek additional debt or equity financing. There can be no assurance that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. The Company also expects to make financed and unfinanced long-term capital expenditures from time to time in the ordinary course of business, which capital expenditures were $431,000 and $117,000 in the years ended December 31, 2011 and 2010, respectively. The Company expects to use cash generated from operations, amounts available under its credit facility and purchase-money financing to meet any anticipated long-term capital expenditures.

Critical Accounting Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Preparing financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some critical areas where estimates are required. You should also review Note 1 to the consolidated financial statements for further discussion of significant accounting policies.

Revenue Recognition

The Company records revenue when products are shipped. Legal title and risk of loss with respect to the products pass to customers at the point of shipment. Customers do not have a right to return products shipped. Products carry a three year warranty, which amount is not material to the Company's operations.

Inventory and Obsolescence

The Company periodically analyzes anticipated product sales based on historical results, current backlog and marketing plans. Based on these analyses, the Company estimates and projects those products that are unlikely to be sold during the next twelve months. Inventories that are not anticipated to be sold in the next twelve months, have been classified as non-current. This procedure has been applied to the December 31, 2011 and 2010 inventories and, accordingly, $5,564,000 and $6,093,000, respectively, have been classified to non-current assets.

Approximately 47% of the non-current inventories are comprised of finished goods. The Company has established a program to use interchangeable parts in its various product offerings and to modify certain of its finished goods to better match customer demands. In addition, the Company has instituted additional marketing programs to dispose of the slower moving inventories.

The Company continually analyzes its slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes for finished goods, historical and projected usage of raw materials, and anticipated selling prices, the Company establishes reserves. If the Company does not meet its sales expectations these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. During 2011 and 2010, the Company recorded an increase to its reserve of $275,000 and $620,000, respectively. The increases in the inventory reserve during 2011 and 2010 were primarily the result of an increase in certain obsolete raw materials. The Company believes reserves are adequate and inventories are reflected at net realizable value.

Accounts Receivable and Allowance for Doubtful Accounts

Management periodically performs a detailed review of amounts due from customers to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. Management's estimates of the allowance for doubtful accounts requires management to exercise significant judgment about the timing, frequency and severity of collection losses, which affects the allowances and net earnings. As these factors are difficult to predict and are subject to future events that may alter management assumptions, these allowances may need to be adjusted in the future.

Long-Lived Assets

On a periodic basis, management assesses whether there are any indicators that the value of the Company's long-lived assets may be impaired. An asset's value may be impaired only if management's estimate of the aggregate future cash flows, on an undiscounted basis, to be generated by the asset are less than the carrying value of the asset.

If impairment has occurred, the loss shall be measured as the excess of the carrying amount of the asset over the fair value of the long-lived asset. The Company's estimates of aggregate future cash flows expected to be generated by each long-lived asset are based on a number of assumptions that are subject to economic and market uncertainties. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in their impairment analyses may not be achieved.

Valuation of Deferred Tax Assets

Management periodically evaluates its ability to recover the reported amount of its deferred income tax assets considering several factors, including the estimate of the likelihood that it will generate sufficient taxable income in future years in which temporary differences reverse. Due to the uncertainties related to, among other things, the extent and timing of future taxable income, which indicated that it was more likely than not that the Company would not realize the benefits related to the deferred tax assets, the Company recorded a valuation allowance equal to a significant portion of the net deferred tax assets as of December 31, 2011 and 2010.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-12 (ASU 2011-12), *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05*. ASU 2011-12 defers the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. These requirements are in effect for fiscal years, and interim periods within those years, beginning after December 15, 2011 The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

The FASB, the Emerging Issues Task Force and the SEC have issued certain accounting standards updates and regulations as of December 31, 2011 that will become effective in subsequent periods; however, management of the Company does not believe that any of those updates would have significantly affected the Company's financial accounting measures or disclosures had they been in effect during 2011 or 2010, and it does not believe that any of those pronouncements will have a significant impact on the Company's consolidated financial statements at the time they become effective.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable to smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated by reference from the consolidated financial statements and notes thereto of the Company, which are attached hereto beginning on page 37.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted pursuant to the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at December 31, 2011.

Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on this assessment the Company believes that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

During the quarter ended December 31, 2011, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information about the Company's directors and executive officers, its Audit Committee and the Audit Committee's "audit committee financial expert," is incorporated by reference from the discussion under the heading "Directors and Executive Officers" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders. Information about compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the discussion under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders.

Each of the Company's directors, officers and employees are required to comply with the Blonder Tongue Laboratories, Inc. Code of Ethics adopted by the Company. The Code of Ethics sets forth policies covering a broad range of subjects and requires strict adherence to laws and regulations applicable to the Company's business. The Code of Ethics is available on the Company's website at www.blondertongue.com, under the "Investor Relations-Code of Ethics" captions. The Company will post to its website any amendments to the Code of Ethics, or waiver from the provisions thereof for executive officers or directors, under the "Investor Relations-Code of Ethics" caption.

ITEM 11. EXECUTIVE COMPENSATION

Information about director and executive officer compensation is incorporated by reference from the discussion under the headings "Directors' Compensation" and "Executive Compensation" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management is incorporated by reference from the discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders.

EQUITY COMPENSATION PLANS

The following table provides certain summary information as of December 31, 2011 concerning our compensation plans (including individual compensation arrangements) under which shares of our Common Stock may be issued.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights(#)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights($)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In The First Column)(#)
Equity Compensation Plans Approved By Security Holders	1,641,832 (1)	$2.14	696,584 (2)
Equity Compensation Plans Not Approved By Security Holders	0	0	0
Total	1,641,832	$2.14	696,584

(1) Includes shares of the Company's Common Stock which may be issued upon the exercise of options or rights granted under the 1994 Incentive Stock Option Plan, as amended, which expired by its terms on March 13, 2004, the 1995 Long Term Incentive Plan, as amended, which expired by its terms on November 30, 2005, the 2005 Employee Equity Incentive Plan, as amended, the Amended and Restated 1996 Director Option Plan, which expired by its terms on January 2, 2006, and the 2005 Director Equity Incentive Plan, as amended.

(2) Includes 573,251 shares of the Company's Common Stock available for issuance as stock option grants, stock appreciation rights, restricted or unrestricted stock awards or performance based stock awards under the 2005

Employee Equity Incentive Plan, as amended. Includes 123,333 shares of the Company's Common Stock available for issuance as stock option grants, stock appreciation rights, or restricted or unrestricted stock awards under the 2005 Director Equity Incentive Plan, as amended.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the heading "Certain Relationships and Related Transactions" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders. Information about the independence of each director or nominee for director of the Company during 2011 is incorporated by reference from the discussion under the heading "Directors and Executive Officers" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about procedures related to the engagement of the independent registered public accountants and fees and services paid to the independent registered public accountants is incorporated by reference from the discussion under the headings "Audit and Other Fees Paid to Independent Registered Public Accountants" and "Pre-Approval Policy for Services by Independent Registered Public Accountants" in the Company's proxy statement for its 2012 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules.

Included in Part IV of this report:

Schedule II. Valuation and Qualifying Accounts and Reserves

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the applicable instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits.

The exhibits are listed in the Index to Exhibits appearing below and are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

(b) Index to Exhibits:

Exhibit #	Description	Location
3.1	Restated Certificate of Incorporation of Blonder Tongue Laboratories, Inc.	Incorporated by reference from Exhibit 3.1 to Registrant's S-1 Registration Statement No. 33-98070, originally filed October 12, 1995, as amended.
3.2	Restated Bylaws of Blonder Tongue Laboratories, Inc., as amended.	Incorporated by reference from Exhibit 3.2 to Registrant's Annual Report on Form 10-K/A for the period ending December 31, 2007, originally filed May 9, 2008.
4.1	Specimen of stock certificate.	Incorporated by reference from Exhibit 4.1 to Registrant's S-1 Registration Statement No. 33-98070, filed October 12, 1995, as amended.
10.1	1994 Incentive Stock Option Plan.	Incorporated by reference from Exhibit 10.5 to Registrant's S-1 Registration Statement No. 33-98070, filed October 12, 1995, as amended.
10.2	1995 Long Term Incentive Plan.	Incorporated by reference from Exhibit 10.6 to Registrant's S-1 Registration Statement No. 33-98070, filed October 12, 1995, as amended.
10.3	First Amendment to the 1995 Plan.	Incorporated by reference from Exhibit 10.5(a) to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997.
10.4	Second Amendment to the 1995 Plan.	Incorporated by reference from Exhibit 4.3 to S-8 Registration Statement No. 333-52519 originally filed on May 13, 1998.
10.5	Third Amendment to the 1995 Plan.	Incorporated by reference from Exhibit 4.4 to S-8 Registration Statement No. 333-37670, originally filed May 23, 2000.
10.6	Fourth Amendment to the 1995 Plan.	Incorporated by reference from Exhibit 4.5 to S-8 Registration Statement No. 33-96993, originally filed July 24, 2002.
10.7	Amended and Restated 1996 Director Option Plan.	Incorporated by reference from Appendix B to Registrant's Proxy Statement for its 1998 Annual Meeting of Stockholders, filed March 27, 1998.
10.8	First Amendment to the Amended and Restated 1996 Director Option Plan.	Incorporated by reference from Exhibit 4.2 to S-8 Registration Statement No. 333-111367, originally filed on December 19, 2003.
10.9	Form of Indemnification Agreement entered into by Blonder Tongue Laboratories, Inc. in favor of each of its Directors and Officers.	Incorporated by reference from Exhibit 10.10 to Registrant's S-1 Registration Statement No. 33-98070, filed October 12, 1995, as amended.
10.10	Bargaining Unit Pension Plan.	Incorporated by reference from Exhibit 10.22 to S-1 Registration Statement No. 33-98070, filed October 12, 1995, as amended.

Exhibit #	Description	Location
10.11	Executive Officer Bonus Plan.	Incorporated by reference from Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997, filed May 13, 1997.
10.12	Blonder Tongue Laboratories, Inc. 2005 Employee Equity Incentive Plan	Incorporated by reference from Appendix A to the Registrant's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders held on May 24, 2005.
10.13	Blonder Tongue Laboratories, Inc. 2005 Director Equity Incentive Plan	Incorporated by reference from Appendix B to the Registrant's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders held on May 24, 2005.
10.14	Form of Option Agreement under the 1995 Long Term Incentive Plan.	Incorporated by reference from Exhibit 10.33 to Registrant's Annual Report on Form 10-K for the period ending December 31, 2004, filed April 15, 2005.
10.15	Form of Option Agreement under the 1996 Director Option Plan.	Incorporated by reference from Exhibit 10.34 to Registrant's Annual Report on Form 10-K for the period ending December 31, 2004, filed April 15, 2005.
10.16	Form of Option Agreement under the 2005 Employee Equity Incentive Plan.	Incorporated by reference from Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the period ending June 30, 2005, filed August 15, 2005.
10.17	Form of Option Agreement under the 2005 Director Equity Incentive Plan.	Incorporated by reference from Exhibit 10.24 to Registrant's Annual Report on Form 10-K for the period ending December 31, 2007, filed March 31, 2008.
10.18	Form of Option Agreement under the 2005 Employee Equity Incentive Plan, as amended November 3, 2010.	Incorporated by reference from Exhibit 10.18 to Registrant's Annual Report on Form 10-K for the period ending December 31, 2010, filed March 21, 2011.
10.19	Form of Option Agreement under the 2005 Director Equity Incentive Plan, as amended November 3, 2010.	Incorporated by reference from Exhibit 10.19 to Registrant's Annual Report on Form 10-K for the period ending December 31, 2010, filed March 21, 2011.
10.20	Form of Option Agreement under the 2005 Employee Equity Incentive Plan, as amended May 18, 2011.	Incorporated by reference from Exhibit 99.1 to Registrant's Current Report on Form 8-K dated May 18, 2011, filed May 20, 2011.
10.21	Form of Option Agreement under the 2005 Director Equity Incentive Plan, as amended May 18, 2011.	Incorporated by reference from Exhibit 99.2 to Registrant's Current Report on Form 8-K dated May 18, 2011, filed May 20, 2011.
10.22	First Amendment to Blonder Tongue Laboratories, Inc. 2005 Employee Equity Incentive Plan.	Incorporated by reference from Appendix B to Registrant's Definitive Proxy Statement for its 2007 Annual Meeting of Stockholders held on May 23, 2007.
10.23	Second Amendment to Blonder Tongue Laboratories, Inc. 2005 Employee Equity Incentive Plan, as amended.	Incorporated by reference from Appendix B to Registrant's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders held on May 19, 2010.

Exhibit #	Description	Location
10.24	First Amendment to Blonder Tongue Laboratories, Inc. 2005 Director Equity Incentive Plan.	Incorporated by reference from Appendix C to Registrant's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders held on May 19, 2010.
10.25	Deferred Compensation Plan for James A. Luksch, effective as of January 1, 2011, as amended and restated on February 4, 2011.	Incorporated by reference from Exhibit 10.23 to Registrant's Annual Report on Form 10-K for the period ending December 31, 2010, filed March 21, 2011.
10.26	Revolving Credit, Term Loan and Security Agreement, dated August 6, 2008, between Sovereign Business Capital and Blonder Tongue Laboratories, Inc.	Incorporated by reference from Exhibit 99.1 to Registrant's Current Report on Form 8-K dated August 6, 2008, filed August 8, 2008.
10.27	First Amendment to Revolving Credit, Term Loan and Security Agreement, dated January 14, 2011, between Sovereign Business Capital and Blonder Tongue Laboratories, Inc	Incorporated by reference from Exhibit 99.1 to Registrant's Current Report on Form 8-K dated January 14, 2011, filed January 20, 2011.
10.28	Second Amendment to Revolving Credit, Term Loan and Security Agreement, dated February 1, 2012, between Sovereign Business Capital and Blonder Tongue Laboratories, Inc. and R. L. Drake Holdings, LLC.	Incorporated by reference from Exhibit 99.1 to Registrant's Current Report on Form 8-K dated February 1, 2012, filed February 7, 2012.
21	Subsidiaries of Blonder Tongue Laboratories, Inc.	Filed herewith.
23.1	Consent of Marcum LLP.	Filed herewith.
31.1	Certification of James A. Luksch pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Eric Skolnik pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

Exhibits 10.1-10.8 and 10.11-10.25 represent management contracts or compensation plans or arrangements.

(c) Financial Statement Schedules:

The following financial statement schedule is included on page 59 of this Annual Report on Form 10-K:

Schedule II. Valuation and Qualifying Accounts and Reserves.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the applicable instructions or are inapplicable and therefore have been omitted.

BLONDER TONGUE LABORATORIES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Stockholders of
Blonder Tongue Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Blonder Tongue Laboratories, Inc. and Subsidiaries (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule as of and for the years ended December 31, 2011 and 2010 included on Page 59. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blonder Tongue Laboratories, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/Marcum LLP

New York, NY
March 30, 2012

BLONDER TONGUE LABORATORIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash	$851	$1,717
Accounts receivable, net of allowance for doubtful accounts of $173 and $143 respectively	4,485	3,677
Inventories	7,567	7,672
Prepaid and other current assets	399	429
Deferred income taxes	383	383
Total current assets	13,685	13,878
Inventories, net non-current	5,564	6,093
Property, plant and equipment, net of accumulated depreciation and amortization	3,852	3,812
License agreements, net	676	754
Other assets, net	196	177
Deferred income taxes	1,898	1,898
	$25,871	$26,612
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$258	$235
Accounts payable	352	593
Accrued compensation	258	498
Accrued benefit pension liability	781	200
Income taxes payable	49	49
Other accrued expenses	149	122
Total current liabilities	1,847	1,697
Long-term debt	2,821	2,872
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $.001 par value; authorized 5,000 shares; no shares outstanding	-	-
Common stock, $.001 par value; authorized 25,000 shares, 8,465 shares Issued	8	8
Paid-in capital	25,660	25,429
Retained earnings	4,785	5,196
Accumulated other comprehensive loss	(1,942)	(1,256)
Treasury stock, at cost, 2,248 and 2,266 shares	(7,308)	(7,334)
Total stockholders' equity	21,203	22,043
	$25,871	$26,612

See accompanying notes to the consolidated financial statements.

BLONDER TONGUE LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31	
	2011	2010
Net sales	$26,663	$30,508
Cost of goods sold	17,122	18,243
Gross profit	9,541	12,265
Operating expenses:		
Selling expenses	2,649	3,183
General and administrative	4,410	4,597
Research and development	2,716	2,508
	9,775	10,288
Earnings (loss) from operations	(234)	1,977
Other expense:		
Interest expense	(183)	(199)
Interest and other income	6	7
	(177)	(192)
Earnings (loss) before income taxes	(411)	1,785
Provision (benefit) for income taxes	-	-
Net earnings (loss)	$(411)	$1,785
Basic net earnings (loss) per share	$(0.07)	$0.29
Diluted net earnings (loss) per share	$(0.07)	$0.28
Basic weighted average shares outstanding	6,210	6,192
Diluted weighted average shares outstanding	6,210	6,285

See accompanying notes to the consolidated financial statements.

BLONDER TONGUE LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock				Accumulated Other		
	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Loss	Treasury Stock	Total
Balance at January 1, 2010	8,465	$8	$25,339	$3,411	$(1,264)	$(7,339)	$20,155
Net earnings	-	-	-	1,785	-	-	1,785
Recognized pension gain, net of taxes	-	-	-	-	8	-	8
Comprehensive income	-	-	-	-	-	-	1,793
Stock option exercises						5	5
Stock-based Compensation	-	-	90	-	-	-	90
Balance at December 31, 2010	8,465	8	25,429	5,196	(1,256)	(7,334)	22,043
Net loss	-	-	-	(411)	-	-	(411)
Recognized pension loss, net of taxes	-	-	-	-	(686)	-	(686)
Comprehensive loss	-	-	-	-	-	-	(1,097)
Stock option exercises						26	26
Stock-based Compensation	-	-	231	-	-	-	231
Balance at December 31, 2011	8,465	$8	$25,660	$4,785	$(1,942)	$(7,308)	$21,203

See accompanying notes to the consolidated financial statements.

BLONDER TONGUE LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31, 2011	2010
Cash Flows From Operating Activities:		
Net earnings (loss)	$(411)	$1,785
Adjustments to reconcile net earnings to cash provided by operating activities:		
Depreciation	391	352
Amortization	750	476
Stock-based compensation expense	231	90
Provision for inventory reserves	275	620
Provision for doubtful accounts	30	15
Non cash pension expense	(105)	(89)
Changes in operating assets and liabilities:		
Accounts receivable	(838)	367
Inventories	359	(599)
Prepaid and other current assets	30	161
Other assets	(19)	58
Accounts payable, accrued expenses and accrued compensation	(454)	(165)
Net cash provided by operating activities	239	3,071
Cash Flows From Investing Activities:		
Capital expenditures	(200)	(117)
Acquisition of licenses	(672)	(1,023)
Net cash used in investing activities	(872)	(1,140)
Cash Flows From Financing Activities:		
Repayments of debt	(259)	(22,169)
Borrowings of debt	-	21,936
Proceeds from exercise of stock options	26	5
Net cash used in financing activities	(233)	(228)
Net increase (decrease) in cash	(866)	1,703
Cash, beginning of year	1,717	14
Cash, end of year	$851	$1,717
Supplemental Cash Flow Information:		
Cash paid for interest	$183	$199
Cash paid for income taxes	-	-

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Note 1 - Summary of Significant Accounting Policies

(a) Company and Basis of Presentation

Blonder Tongue Laboratories, Inc. (the "**Company**") is a technology-development and manufacturing company that delivers television signal encoding, transcoding, digital transport and broadband product solutions for a broad range of applications The consolidated financial statements include the accounts of Blonder Tongue Laboratories, Inc. and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Accounts Receivable and Allowance for Doubtful accounts

Accounts receivable are customer obligations due under normal trade terms. The Company sells its products primarily to distributors and private cable operators. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances.

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve based on historical experience, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of December 31, 2011 is adequate; however, actual write-offs might exceed the recorded allowance.

(c) Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out ("**FIFO**") method, or market.

The Company periodically analyzes anticipated product sales based on historical results, current backlog and marketing plans. Based on these analyses, the Company anticipates that certain products will not be sold during the next twelve months. Inventories that are not anticipated to be sold in the next twelve months, have been classified as non-current.

The Company continually analyzes its slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. The Company believes reserves are adequate and inventories are reflected at net realizable value.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation generally on the straight-line method based upon estimated useful lives of 3 to 5 years for office equipment, 5 to 7 years for furniture and fixtures, 6 to 10 years for machinery and equipment, 10 to 15 years for building improvements and 40 years for the manufacturing and administrative office facility.

(e) Income Taxes

The Company accounts for income taxes under the provisions of the Financial Accounting Standards Board ("**FASB**") Accounting Standards Codification ("**ASC**") Topic 740 "Income Taxes" ("**ASC Topic 740**"). Deferred income taxes are provided for temporary differences in the recognition of certain income and expenses for financial and tax reporting purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(in thousands)

The Company will classify as income tax expense any interest and penalties recognized in accordance with ASC Topic 740. The Company files income tax returns primarily in New Jersey, along with certain other jurisdictions.

(f) *Intangible Assets*

The components of intangible assets consisting entirely of license agreements that are carried at cost less accumulated amortization are as follows:

	December 31, 2011	December 31, 2010
License agreements	$3,474	$2,802
Accumulated amortization	(2,798)	(2,048)
	$ 676	$ 754

Amortization is computed utilizing the straight-line method over the estimated useful life of the respective asset. Amortization expense for intangible assets was $750 and $476 for the years ending December 31, 2011 and 2010, respectively. Intangible asset amortization is projected to be approximately $676 for the year ending December 31, 2012.

(g) *Long-Lived Assets*

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of the long-lived assets, including intangible assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets. The Company did not recognize any intangible asset impairment charges in 2011.

(h) *Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments with a maturity of less than three months at purchase to be cash equivalents. The Company did not have any cash equivalents at December 31, 2011 and 2010. Cash balances at financial institutions are insured by the Federal Deposit Insurance Corporation ("**FDIC**"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Periodically, the Company evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

(i) *Research and Development*

Research and development expenditures for the Company's projects are expensed as incurred.

(j) *Revenue Recognition*

The Company records revenues when products are shipped and the amount of revenue is determinable and collection is reasonably assured. Customers do not have a right of return. The Company provides a three year warranty on most products. Warranty expense was not deemed material in the two year period ended December 31, 2011.

(k) *Earnings (loss) Per Share*

Earnings (loss) per share are calculated in accordance with ASC Topic 260 "Earnings Per Share," which provides for the calculation of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share includes no

(in thousands)

dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options. The diluted share base excludes incremental shares of 1,328 and 1,109 related to stock options for December 31, 2011 and 2010, respectively. These shares were excluded due to their antidilutive effect.

The following summarizes information related to the computation of diluted earnings per share using the treasury stock method for the year ended December 31, 2010:

Weighted average number of common shares in the determination of basic earnings per common share	6,192
Plus potential dilutive effect of unexercised options	93
Weighted average number of shares used for determining diluted earnings per common share	6,285

(l) *Treasury Stock*

Treasury Stock is recorded at cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

(m) *Derivative Financial Instruments*

The Company utilizes interest rate swaps at times to manage interest rate exposures. The Company specifically designates interest rate swaps as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period they occur. The Company did not hold an interest rate swap at December 31, 2011 or 2010. The Company does not hold or issue financial instruments for trading purposes.

(n) *Significant Risks and Uncertainties*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include stock compensation and reserves related to accounts receivable, inventory and deferred tax assets. Actual results could differ from those estimates.

At December 31, 2011, approximately 34% of the Company's employees were covered by a three year collective bargaining agreement, that was scheduled to expire in February 2012, but was extended on the same terms and conditions for an additional one year, until February 2013.

The Company's analog video headend products accounted for approximately 26% and 27% of the Company's revenues in the years ended December 31, 2011 and 2010, respectively. The Company's digital video headend products accounted for approximately 34% and 42% of the Company's revenues in the years ended December 31, 2011 and 2010, respectively. Any substantial decrease in sales of analog video headend products without a related increase in digital video headend products could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

(o) *Share Based Payments*

The Company accounts for share based payments in accordance with ASC Topic 718 "Compensation – Stock Payments" (**"ASC Topic 718"**). The statement requires companies to expense the value of employee stock options and

(in thousands)

similar awards. Under ASC Topic 718, share-based payment awards result in a cost that will be measured at fair value on the awards' grant date based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest will not be reversed if the awards expire without being exercised. Stock compensation expense under ASC Topic 718 was $231 and $90 for the years ended December 31, 2011 and 2010, respectively.

The Company estimates the fair value of each stock option grant by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: expected lives of 6.0 and 5.5 years; no dividend yield; volatility at 79% and 78%, and risk free interest rate of 2.58% and 2.13% for 2011 and 2010, respectively.

(p) *Subsequent Events*

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any additional recognized or non-recognized subsequent events that would require adjustment to or disclosure in the consolidated financial statements., other than as more fully described in Note 13 – Subsequent Events.

(q) *Recent Accounting Pronouncements*

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-12 (ASU 2011-12), *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05.* ASU 2011-12 defers the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. These requirements are in effect for fiscal years, and interim periods within those years, beginning after December 15, 2011 The adoption of this standard is not expected to have a material impact on the Company's consolidated financial position and results of operations.

The FASB, the Emerging Issues Task Force and the SEC have issued certain other accounting standards updates and regulations as of December 31, 2011 that will become effective in subsequent periods; however, management of the Company does not believe that any of those updates would have significantly affected the Company's financial accounting measures or disclosures had they been in effect during 2011 or 2010, and it does not believe that any of those pronouncements will have a significant impact on the Company's consolidated financial statements at the time they become effective.

(r) *Royalty and License Expense*

The Company records royalty expense, as applicable, when the related products are sold. Royalty expense is recorded as a component of selling expenses. Royalty expense was $122 and $379 for the years ended December 31, 2011 and 2010, respectively. The Company amortizes license fees over the life of the relevant contract.

(s) *Foreign Exchange*

The Company uses the United States dollar as its functional and reporting currency since the majority of the Company's revenues, expenses, assets and liabilities are in the United States and the focus of the Company's operations is in that country. Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Gains and losses from foreign currency transactions and translation for the years ended December 31, 2011 and 2010 and cumulative translation gains and losses as of December 31, 2011 and 2010 were not material.

(in thousands)

(t) Other Comprehensive(Loss) Income

Comprehensive (loss) income is a measure of income which includes both net (loss) income and other comprehensive (loss) income. Other comprehensive(loss) income results from items deferred from recognition into the statement of operations and principally consists of unrecognized pension losses net of taxes. Accumulated other comprehensive (loss) income is separately presented on the Company's consolidated balance sheet as part of stockholders' equity.

Note 2 – Inventories

Inventories, net of reserves, are summarized as follows:

	December 31,	
	2011	2010
Raw materials	$5,757	$6,151
Work in process	1,336	1,971
Finished goods	7,437	7,711
	14,530	15,833
Less current inventory	(7,567)	(7,672)
	6,963	8,161
Less reserve for slow moving and obsolete inventory	(1,399)	(2,068)
	$5,564	$6,093

The Company recorded a $275 and $620 increase in the provision for slow moving and obsolete inventory during the years ended December 31, 2011 and 2010, respectively. In 2011 and 2010, the Company wrote off fully reserved inventories of approximately $944 and $1,125, respectively.

Note 3 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	December 31,	
	2011	2010
Land	$1,000	$1,000
Building	3,361	3,361
Machinery and equipment	9,371	8,992
Furniture and fixtures	408	408
Office equipment	2,161	2,109
Building improvements	1,029	1,029
	17,330	16,899
Less: Accumulated depreciation and amortization	(13,478)	(13,087)
	$3,852	$3,812

Depreciation expense amounted to approximately $391 and $352 during the years ended December 31, 2011 and 2010, respectively.

Note 4 – Debt

On August 6, 2008, the Company entered into a Revolving Credit, Term Loan and Security Agreement with Sovereign Business Capital ("**Sovereign**"), a division of Sovereign Bank ("**Sovereign Agreement**"), pursuant to which the Company obtained an $8,000 credit facility from Sovereign (the "**Sovereign Financing**"). The Sovereign Financing

(in thousands)

consisted of (i) a $4,000 asset-based revolving credit facility ("**Revolver**") and (ii) a $4,000 term loan facility ("**Term Loan**"), each with a three-year term. The amounts which may be borrowed under the Revolver are based on certain percentages of Eligible Receivables and Eligible Inventory, as such terms are defined in the Sovereign Agreement. The obligations of the Company under the Sovereign Agreement are secured by substantially all of the assets of the Company.

Under the Sovereign Agreement, the Revolver bears interest at a rate per annum equal to the prime lending rate announced from time to time by Sovereign (**"Prime")** plus 0.25% or the LIBOR rate plus 3.00%. The Term Loan bears interest at a rate per annum equal to Prime plus 0.50% or the LIBOR rate plus 3.25%. Prime was 3.25% at December 31, 2011.

On January 14, 2011, the Company entered into a First Amendment to Revolving Credit, Term Loan and Security Agreement (the "**First Amendment**") with Sovereign, to amend the Sovereign Financing. The First Amendment (1) increased the maximum amount which may be borrowed by the Company under the Revolver to $5,000 from $4,000, (2) extended the termination date of the Sovereign Agreement from August 6, 2011 to January 15, 2013, (3) modified the definition of "Eligible Receivables" to increase the permitted concentration percentage of certain customer Receivables (as defined in the Sovereign Agreement) which are included in such calculation, and (4) modified a certain financial covenant.

On February 1, 2012, the Company entered into a Second Amendment to Revolving Credit, Term Loan and Security Agreement (the "**Second Amendment**") with Sovereign, to amend the Sovereign Financing. The Second Amendment (1) increased the maximum amount which may be borrowed by the Company under the Revolver to $8,500 from $5,000, (2) extended the termination date of the Sovereign Agreement from January 15, 2013 to February 1, 2015, (3) modified the amounts which may be borrowed under the Revolver based on certain percentages of Eligible Inventory, (as defined in the Sovereign Agreement) which are included in such calculation, (4) modified certain financial covenants, and (5) increased the Term Loan to $4,350.

Upon termination of the Revolver, all outstanding borrowings under the Revolver are due. The outstanding principal balance of the Revolver was $0 at December 31, 2011. The Term Loan requires equal monthly principal payments of approximately $18 each, plus interest, with the remaining balance due at maturity. The outstanding principal balance of the Term Loan was $2,833 at December 31, 2011 and $4,350 at February 1, 2012, after giving effect to the RLD Acquisition described in Note 13 – Subsequent Event.

The Sovereign Agreement contains customary representations and warranties as well as affirmative and negative covenants, including certain financial covenants. The Sovereign Agreement contains customary events of default, including, among others, non-payment of principal, interest or other amounts when due.

The fair value of the debt approximates the recorded value based on the borrowing rates currently available to the Company for loans with similar terms and maturities, as evidenced by the Second Amendment.

Long-term debt consists of the following:

	December 31,	
	2011	2010
Revolving loan	$ -	$ -
Term loan	2,833	3,033
Capital leases (Note 5)	246	74
	3,079	3,107
Less: Current portion	(258)	(235)
	$2,821	$2,872

(in thousands)

Annual maturities of long term debt at December 31, 2011 are $258 in 2012, $2,695 in 2013, $54 in 2014, $50 in 2015 and $22 in 2016.

Note 5 – Commitments and Contingencies

Leases

The Company leases certain factory, office and automotive equipment under noncancellable operating leases and equipment under capital leases expiring at various dates through September, 2017.

Future minimum rental payments, required for all noncancellable leases are as follows:

	Capital	Operating
2012	$70	$92
2013	70	29
2014	60	10
2015	53	4
2016	22	4
Thereafter	-	3
Total future minimum lease payments	275	$142
Less: amounts representing interest	(29)	
Present value of minimum lease payments	$ 246	

Property, plant and equipment included capitalized leases of $295 and $139 at December 31, 2011 and 2010, less accumulated amortization of $63 and $16 at December 31, 2011 and 2010, respectively.

Rent expense was $155 and $198 for the years ended December 31, 2011 and 2010, respectively.

Litigation

The Company is a party to certain proceedings incidental to the ordinary course of its business, none of which, in the current opinion of management, is likely to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

Note 6 – Benefit Plans

Defined Contribution Plan

The Company has a defined contribution plan covering all full time employees qualified under Section 401(k) of the Internal Revenue Code, in which the Company matches a portion of an employee's salary deferral. The Company's contributions to this plan were $200 and $227, for the years ended December 31, 2011 and 2010, respectively.

Defined Benefit Pension Plan

Substantially all union employees who met certain requirements of age, length of service and hours worked per year were covered by a Company sponsored non-contributory defined benefit pension plan. Benefits paid to retirees are based upon age at retirement and years of credited service. On August 1, 2006, the plan was frozen.

The following table sets forth the change in projected benefit obligation, change in plan assets and funded status of the defined benefit pension plan:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

	2011	2010
Change in Benefit Obligation		
Benefit obligation at beginning of year	$2,791	$2,460
Service cost	0	0
Interest cost	145	144
Plan participants' contributions	0	0
Amendments	0	0
Actuarial loss (gain)	571	250
Business combinations	0	0
Divestitures	0	0
Curtailments	0	0
Settlements	0	0
Special termination benefits	0	0
Benefits paid	(213)	(63)
Currency translation adjustment	0	0
Benefit obligation at end of year	$3,294	$2,791
Change in Plan Assets		
Fair value of plan assets at beginning of year	$2,591	$2,163
Actual return on plan assets	(65)	291
Employer contribution	200	200
Business combinations	0	0
Divestitures	0	0
Settlements	0	0
Plan participants' contributions	0	0
Benefits paid	(213)	(63)
Administrative Expenses Paid	0	0
Currency Translation Adjustment	0	0
Fair value of plan assets at end of year	$2,513	$2,591
Funded status	$(781)	$(200)
Amounts Recognized in the Statement of Financial Position consists of:		
Noncurrent assets	$ 0	$ 0
Current liabilities	$ 0	$ 0
Noncurrent liabilities	$ (781)	$ (200)
Net amount recognized	$ (781)	$ (200)

	2011	2010
Change in Accumulated Other Comprehensive Income (Loss)	-	-
Amounts Recognized in Accumulated Other Comprehensive Income (Loss) consist of:		
Net actuarial loss (gain)	$1,942	$1,256
Prior service cost (credit)	-	-
Unrecognized net initial obligation (asset)	-	-
Total (before tax effects)	$1,942	$1,256
Accumulated benefit Obligation End of Year	$3,294	$2,791

BLONDER TONGUE LABORATORIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

	2011	2010
Information for Pension Plans with an Accumulated Benefit Obligation in excess of Plan Assets:		
Projected benefit of obligation	$3,294	$2,791
Accumulated benefit obligation	$3,294	$2,791
Fair value of plan assets	$2,513	$2,591
Weighted-Average Assumptions Used to Determine Benefit Obligation in Excess of Plan Assets:		
Discount Rate	4.50%	5.50%
Salary Scale	N/A	N/A
Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income (Loss)		
Net periodic cost		
Service cost	$0	$0
Interest cost	145	144
Expected return on plan assets	(180)	(150)
Recognized prior service cost (credit)	0	0
Recognized actuarial (gain) loss	130	118
Recognized net initial obligation (asset)	0	0
Recognized actuarial (gain) loss due to curtailments	0	0
Recognized actuarial (gain) loss due to settlements	0	0
Recognized actuarial (gain) loss due to special termination benefits	0	0
Net periodic benefit cost	$95	$112
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)		
Net actuarial loss (gain)	$816	$110
Recognized actuarial loss (gain)	(130)	(118)
Prior service cost (credit)	0	0
Recognized prior service cost (credit)	0	0
Total net obligation	0	0
Total recognized in other comprehensive income (before tax effects)	$686	$(8)
Total recognized in net periodic benefit cost and other comprehensive income (loss) (before tax effects)	$780	$104

	2011	2010
Amounts Expected to be Recognized in Net Periodic Cost in the Coming Year		
(Gain)/loss recognition	$206	$125
Prior service cost recognition	$0	$0
Net initial obligations/(asset) recognition	$0	$0
Weighted-Average Assumptions Used to Determine Net Periodic Cost for Fiscal Periods Ending as of December 31		
Discount rate	5.50%	6.00%
Expected asset return	7.00%	7.00%

(in thousands)

Salary Scale			N/A	N/A
Plan Assets				
Asset Category	Expected Long-Term Return	Target Allocation	2011	2010
Equity securities	8.50%	55%	68%	63%
Debt securities	5.50%	45%	32%	37%
Total	7.00%	100%	100%	100%

Estimated Future Benefit Payments	
Expected company contributions in the following fiscal year	$200
Expected Benefit Payments:	
In the first year following the disclosure date	$69
In the second year following the disclosure date	$134
In the third year following the disclosure date	$84
In the fourth year following the disclosure date	$136
In the fifth year following the disclosure date	$134
In the sixth year following the disclosure date	$759

ASC Topic 820, "Fair Value Measurements and Disclosures" ("**ASC 820**"), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for similar assets, and Level 3 inputs have the lowest priority. The plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(in thousands)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Pooled separate accounts: Units of pooled separate accounts that are invested mainly in short term securities, such as commercial paper; fixed securities, such as asset backed securities, residential mortgage backed securities, commercial mortgage backed securities and government bonds; and international stocks, which have observable level 1 or 2 inputs, including quoted prices for similar assets, are valued per unit using a pricing service, Interactive Data Corporation. Units of pooled separate accounts that are invested directly in mutual funds or domestic stocks which have observable level 1 inputs are used in determining the net asset value (NAV) of the pooled separate account, which is not publicly quoted.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The plan invests 100% in pooled separate accounts which are valued utilizing level 2 inputs.

Note 7 - Related Party Transactions

As of December 31, 2011 and 2010, the Chief Executive Officer was indebted to the Company in the amount of $130 and $136, respectively, for which no interest has been charged. This indebtedness arose from a series of cash advances, the latest of which was advanced in February 2002 and is included in other assets at December 31, 2011 and 2010. Payments on this indebtedness ceased in November 2008 when the Chief Executive Officer filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code and the indebtedness became subject to the automatic stay provisions of the United States Bankruptcy Code. On July 29, 2009 a plan of reorganization in connection with the Chief Executive Officer's bankruptcy case was confirmed by the United States Bankruptcy Court for the District of New Jersey.

Under the confirmed plan of reorganization, the Chief Executive Officer will be obligated to pay a pro-rata share, with all other unsecured pre-petition obligations, of the excess, if any, of his disposable income after the payment of all administrative claims and other expenses. The actual amount that the Company may expect to receive pursuant to the confirmed plan and the date on which required payments would commence are not presently determinable. Since May 2010, however, the Chief Executive Office has made elective payments to the Company to reduce the indebtedness. Such elective payments aggregated $11.

In December 2007, the Company entered into an agreement to provide manufacturing, research and development and product support to Buffalo City Center Leasing, LLC ("**Buffalo City**") for an electronic on-board recorder that Buffalo City was producing for Turnpike Global Technologies, LLC (which was purchased in 2010 by, and operates as a division of, XATA Corporation ("**XATA**")). A director of the Company is also the managing member and a vice president of Buffalo City and may be deemed to control the entity which owns fifty percent (50%) of the membership interests of Buffalo City. The Company received $2,968 and $2,331 in revenue from Buffalo City in 2011 and 2010, respectively. In addition, the Company's accounts receivable included $960 (21% of total accounts receivable) and $767 (21% of total accounts receivable) due from Buffalo City at December 31, 2011 and 2010, respectively. The agreement with Buffalo City expired by its terms in the first quarter of 2011, however, Buffalo City continued purchasing such product from the Company through July, 2011 on the same terms and conditions. In the second quarter of 2011, the Company entered into a new agreement directly with XATA Corporation (the "**XATA Agreement**"), which sets forth the terms and conditions of purchases by XATA of the next generation of the product. The XATA Agreement also permits

(in thousands)

XATA to obtain financing from approved third party lenders to finance its purchases from the Company. In November 2011, the Company and Buffalo City entered into a letter agreement (the "**Buffalo City Agreement**") to memorialize the agreement by which the Company approved Buffalo City to act as an approved third party lender to XATA and has permitted Buffalo City (in this capacity) to purchase products from the Company on open account with a credit limit of $1,000, the terms for payment of which were net 110 days after shipment. Under the terms of the XATA contract, the obligations of Buffalo City are guaranteed by XATA. During the first quarter of 2012, Buffalo City advised the Company that Buffalo City would no longer be financing products as an approved third-party lender for XATA. As such, effective as of February 10, 2012, the Company and Buffalo City terminated Buffalo City's status as an approved lender under the Buffalo City Agreement. The Company continues to contract manufacture products directly for XATA under the XATA Agreement and does not anticipates that the termination of the Buffalo City Agreement will have any adverse impact on aggregate sales of these contract manufactured products.

Note 8 - Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits and trade accounts receivable.

The Company maintains cash balances at several banks located in the northeastern United States of which, at times, may exceed insurance limits and expose the Company to credit risk. As part of its cash management process, the Company periodically reviews the relative credit standing of these banks.

Credit risk with respect to trade accounts receivable was concentrated with three of the Company's customers in each of 2011 and 2010. These customers accounted for approximately 60% and 56% of the Company's outstanding trade accounts receivable at December 31, 2011 and 2010, respectively. The Company performs ongoing credit evaluations of its customers' financial condition, uses credit insurance and requires collateral, such as letters of credit, to mitigate its credit risk. The deterioration of the financial condition of one or more of its major customers could adversely impact the Company's operations. From time to time where the Company determines that circumstances warrant, such as when a customer agrees to commit to a large blanket purchase order, the Company extends payment terms beyond its standard payment terms.

The Company's largest customer accounted for approximately 22% and 15% of the Company's sales in each of the years ended December 31, 2011 and 2010, respectively. This customer accounted for approximately 20% and 11% of the Company's outstanding trade accounts receivable at December 31, 2011 and 2010, respectively. A second customer accounted for approximately 14% and 28% of the Company's sales in each of the years ended December 31, 2011 and 2010, respectively. This customer accounted for approximately 19% and 24% of the Company's outstanding trade accounts receivable at December 31, 2011 and 2010, respectively. A third customer accounted for 11% of the Company's sales in the year ended December 31, 2011 and less than 10% in the year ended December 31, 2010, and 21% of the Company's outstanding accounts receivable at both December 31, 2011 and 2010. The Company had sales outside the United States of approximately 3% and 2% in each of years ended December 31, 2011 and 2010, respectively.

Note 9 – Stock Repurchase Program

On July 24, 2002, the Company commenced a stock repurchase program to acquire up to $300 of its outstanding common stock (the "**2002 Program**"). The stock repurchase was funded by a combination of the Company's cash on hand and borrowings against its revolving line of credit. On February 13, 2007, the Company announced a new stock repurchase program to acquire up to an additional 100 shares of its outstanding common stock (the "**2007 Program**"). As of December 31, 2011, the Company can purchase up to $72 of its common stock under the 2002 Program and up to 100 shares of its common stock under the 2007 Program. The Company intends to continue making purchases under the 2002 Program up to its limits, and thereafter to make purchases under the 2007 Program. During 2011 and 2010, the Company did not purchase any of its Common Stock under the 2002 Program or 2007 Program.

(in thousands)

Note 10 – Preferred Stock

The Company is authorized to issue 5,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At December 31, 2011 and 2010, there were no outstanding preferred shares.

Note 11 – Stock Option Plans

In 1994, the Company established the 1994 Incentive Stock Option Plan (the "**1994 Plan**"). The 1994 Plan provided for the granting of Incentive Stock Options to purchase shares of the Company's common stock to officers and key employees at a price not less than the fair market value at the date of grant as determined by the compensation committee of the Board of Directors. The maximum number of shares available for issuance under the plan was 298. Options became exercisable as determined by the compensation committee of the Board of Directors at the date of grant. Options expire ten years from the date of grant. The 1994 Plan expired by its terms on March 13, 2004.

In October, 1995, the Company's Board of Directors and stockholders approved the 1995 Long Term Incentive Plan (the "**1995 Plan**"). The 1995 Plan provided for grants of "incentive stock options" or nonqualified stock options, and awards of restricted stock, to executives and key employees, including officers and employee Directors. The 1995 Plan is administered by the Compensation Committee of the Board of Directors, which determines the optionees and the terms of the options granted under the 1995 Plan, including the exercise price, number of shares subject to the option and the exercisability thereof, as well as the recipients and number of shares awarded for restricted stock awards; provided, however, that no employee may receive stock options or restricted stock awards which would result, separately or in combination, in the acquisition of more than 100 shares of Common Stock of the Company under the 1995 Plan. The exercise price of incentive stock options granted under the 1995 Plan must be equal to at least the fair market value of the Common Stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the Common Stock on the date of grant, and the term of the option may not exceed five years. The term of all other incentive stock options granted under the 1995 Plan may not exceed ten years. The aggregate fair market value of Common Stock (determined as of the date of the option grant) for which an incentive stock option may for the first time become exercisable in any calendar year may not exceed $100. The exercise price for nonqualified stock options is established by the Compensation Committee, and may be more or less than the fair market value of the Common Stock on the date of grant.

Stockholders have previously approved a total of 1,150 shares of common stock for issuance under the 1995 Plan, as amended to date. The 1995 Plan expired by its terms on November 30, 2005.

In May, 1998, the stockholders of the Company approved the Amended and Restated 1996 Director Option Plan (the "**Amended 1996 Plan**"). Under the Amended 1996 Plan, Directors who were not then currently employed by the Company or any subsidiary of the Company and had not been so employed within the preceding six months were eligible to receive options from time to time to purchase the number of shares of Common Stock determined by the Board in its discretion; provided, however, that no Director was permitted to receive options to purchase more than 5 shares of Common Stock in any one calendar year. The exercise price for such shares was the fair market value thereof on the date of grant, and the options vested as determined in each case by the Board of Directors. Options granted under the Amended 1996 Plan must be exercised within 10 years from the date of grant. A maximum of 200 shares of Common Stock are subject to issuance under the Amended 1996 Plan, as amended. The plan is administered by the Board of Directors. The Amended 1996 Plan expired by its terms on January 2, 2006.

In May 2005, the stockholders of the Company approved the 2005 Employee Equity Incentive Plan (the "**Employee Plan**"), which initially authorized the Compensation Committee of the Board of Directors (the "**Committee**") to grant a maximum of 500 shares of equity based and other performance based awards to executive officers and other key employees of the Company. In May 2007, the stockholders of the Company approved an amendment to the Employee Plan to increase the maximum number of equity based and other performance awards to 1,100. In May 2010, the stockholders of the Company approved an amendment to the Employee Plan to increase the maximum number of

(in thousands)**

equity based and other performance awards to 1,600. The Committee determines the recipients and the terms of the awards granted under the Employee Plan, including the type of awards, exercise price, number of shares subject to the award and the exercisability thereof.

In May 2005, the stockholders of the Company approved the 2005 Director Equity Incentive Plan (the "**Director Plan**"). The Director Plan authorizes the Board of Directors (the "**Board**") to grant a maximum of 200 shares of equity based and other performance based awards to non employee directors of the Company. In May 2010, the stockholders of the Company approved an amendment to the Director Plan to increase the maximum number of equity based and other performance awards to 400. The Board determines the recipients and the terms of the awards granted under the Director Plan, including the type of awards, exercise price, number of shares subject to the award and the exercisability thereof.

The following tables summarize information about stock options outstanding for the years ended December 31, 2011 and 2010:

	1994 Plan (#)	Weighted-Average Exercise Price ($)	1995 Plan (#)	Weighted-Average Exercise Price ($)	1996 Plan (#)	Weighted-Average Exercise Price ($)	2005 Employee Plan (#)	Weighted-Average Exercise Price ($)	2005 Director Plan (#)	Weighted-Average Exercise Price ($)
Shares under option:										
Options outstanding at January 1, 2010	7	2.88	562	4.07	120	3.72	917	1.87	197	1.47
Granted	-	-	-	-	-	-	-	-	50	1.33
Exercised	-	-	-	-	-	-	-	-	-	-
Forfeited	-	-	(154)	5.86	(20)	7.03	(107)	2.01	-	-
Options outstanding at December 31, 2010	7	2.88	408	3.39	100	3.06	810	1.86	247	1.44
Granted	-	-	-	-	-	-	245	1.93	50	1.93
Exercised	-	-	-	-	-	-	(18)	1.80	-	-
Forfeited	(7)	2.88	(131)	3.08	(20)	2.88	(36)	2.50	(20)	1.63
Options outstanding at December 31, 2011	-	-	277	3.54	80	3.10	1,001	1.86	277	1.51
Options exercisable at December 31, 2011	-	-	277	3.54	80	3.10	756	1.84	237	1.44
Weighted-average fair value of options granted during:										
2010	-		-		-		-		$0.88	
2011	-		-		-		-		$0.88	

Total options available for grant were 697 and 937 at December 31, 2011 and December 31, 2010, respectively.

(in thousands)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices ($)	Number of Options Outstanding at 12/31/11	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price ($)	Number Exercisable at 12/31/11	Weighted-Average Exercise Price ($)
1994 Plan:	-	-	-	-	-
1995 Plan: 3.12 to 3.84	277	1.1	3.54	277	3.54
1996 Plan: 2.05 to 3.85	80	1.1	3.10	80	3.10
2005 Employee Plan: 0.76 to 3.84	1,001	5.9	1.86	756	1.84
2005 Director Plan: 0.76 to 1.98	277	5.3	1.51	237	1.44

The exercisable options under each of the Plans at December 31, 2011 had an intrinsic value of $0.

Note 12 - Income Taxes

The following summarizes the provision (benefit) for income taxes:

	2011	2010
Current:		
Federal	$ --	$149
State and local	--	45
Tax benefit for utilization of fully reserved net operating losses	--	(194)
	--	--
Deferred:		
Federal	(46)	779
State and local	(11)	138
	(57)	917
Valuation allowance	57	(917)
Provision (benefit) for income taxes	$-	$-

(in thousands)

The provision (benefit) for income taxes differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

	2011	2010
Provision (benefit) for Federal income taxes at the statutory rate	$(140)	$607
State and local income taxes, net of Federal benefit	5	110
Permanent differences:		
Stock compensation	93	36
Other	5	27
Net operating loss true up	(20)	137
State rate adjustment	-	-
Change in valuation allowance	57	(917)
Provision (benefit) for income taxes	$-	$-

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Allowance for doubtful accounts	80	57
Inventories	835	1,138
Goodwill	473	838
Net operating loss carry forward	5,626	5,010
Other	104	-
Total deferred tax assets	7,118	7,043
Deferred tax liabilities:		
Depreciation	(86)	(68)
Total deferred tax liabilities	(86)	(68)
	7,032	6,975
Valuation allowance	(4,751)	(4,694)
Net	$2,281	$2,281

The Company has recorded $383 of short term and $1,898 of long term deferred tax assets as of both December 31, 2011 and 2010, since it projects recovering these benefits over the next three to five years. The Company also considered various tax strategies in arriving at the carrying amount of deferred tax assets. A valuation allowance has been recorded against the balance of the long-term deferred tax benefits since management does not believe the realization of these benefits is more likely than not. As of December 31, 2011, the Company had federal net operating loss carry forwards and state net operating loss carry forwards of approximately $14,070 and $9,429, which will begin to expire in the year 2023 and 2012, respectively. The Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2008.

Note 13 – Subsequent Event

On February 1, 2012, the Company's newly formed, wholly-owned subsidiary, R. L. Drake Holdings, LLC ("**RLD**"), a Delaware limited liability company, entered into an Asset Purchase Agreement by and among RLD, R. L. Drake, LLC, a Delaware limited liability company ("**Seller**"), R. L. Drake Acquisition Corporation, a Delaware corporation, and WBMK Holding Company, an Ohio corporation, as amended by a certain First Amendment to Asset Purchase Agreement dated February 3, 2012 (as so amended, the "**Asset Purchase Agreement**"). Pursuant to the Asset Purchase Agreement, on February 1, 2012, RLD acquired substantially all of the assets and assumed certain specified liabilities of Seller. The purchase price was comprised of approximately $6,477 paid at closing, subject to certain adjustments based upon a post-closing audit of the balance sheet of Seller, plus contingent purchase price payments of up to $1,500 in the aggregate that may be made over the next three years if certain financial results are realized. The assets acquired from Seller include assets used in manufacturing and delivering electronic communications solutions for cable television systems, digital television reception, video signal distribution and digital video encoding, including equipment, supplies and other tangible personal property, inventory, receivables, business records, trademarks and other intellectual property rights. The Asset Purchase Agreement includes customary representations and warranties and post-closing covenants, including indemnification obligations, subject to certain limitations, on behalf of the parties with respect to the Asset Purchase Agreement. In addition, the Seller and certain members of the Seller agreed, for a period of five (5) years, not to engage in any business that competes with the business formerly conducted by Seller and/or sold by Seller to RLD or the business presently conducted by RLD or any affiliate of RLD or solicit employees or customers of Seller or RLD or any affiliate of RLD.

BLONDER TONGUE LABORATORIES, INC. AND SUBSIDIARIES

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
for the years ended December 31, 2011 and 2010
(Dollars in thousands)

Column A	Column B	Column C Additions		Column D	Column E
Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Expenses	Charged to Other Accounts	Deductions Write-Offs	Balance at End of Year
Year ended December 31, 2011:	$143	$30	-	-	$173
Year ended December 31, 2010:	$164	$15	-	$(36)	$143
Deferred Tax Asset Valuation Allowance					
Year ended December 31, 2011:	$4,694	$57	-	-	$4,751
Year ended December 31, 2010:	$5,611	-	-	$(917)	$4,694
Inventory Reserve					
Year ended December 31, 2011:	$2,068	$275	-	$(944)(1)	$1,399
Year ended December 31, 2010:	$2,573	$620	-	$(1,125)(1)	$2,068

(1) Disposal of fully reserved inventory.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLONDER TONGUE LABORATORIES, INC.

Date: March 30, 2012

By: /s/ James A. Luksch
James A. Luksch
Chief Executive Officer

By: /s/ Eric Skolnik
Eric Skolnik
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES A. LUKSCH James A. Luksch	Director and Chief Executive Officer (Principal Executive Officer)	March 30, 2012
/s/ ERIC SKOLNIK Eric Skolnik	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2012
/s/ ROBERT J. PALLÉ, JR. Robert J. Pallé, Jr.	Director, President, Chief Operating Officer and Secretary	March 30, 2012
/s/ ANTHONY BRUNO Anthony Bruno	Director	March 30, 2012
/s/ JAMES F. WILLIAMS James F. Williams	Director	March 30, 2012
/s/ CHARLES E. DIETZ Charles E. Dietz	Director	March 30, 2012
/s/ GARY P. SCHARMETT Gary P. Scharmett	Director	March 30, 2012
/s/ STEVEN L. SHEA Steven L. Shea	Director	March 30, 2012

Leadership Team

James A. Luksch
Chief Executive Officer, and Chairman of the Board

Robert J. Palle, Jr.
President, Chief Operating Officer, and Secretary

Emily Nikoo
Executive Vice President

Eric Skolnik
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Norman Westcott
Senior Vice President of Operational Services

Allen Horvath
Vice President of Manufacturing

Kant Mistry
Vice President of Engineering, and Chief Technical Officer

Nezam Nikoo
Vice President of Advanced Digital Technologies

Jeffrey Smith
Vice President of Sales

Board Members

James A. Luksch
Chief Executive Officer, and Chairman of the Board

Robert J. Palle, Jr.
President, Chief Operating Officer, and Secretary

Gary P. Scharmett
Partner of Stradley Ronon Stevens & Young, LLP.

Steven L. Shea
President of Hardesty Capital Management

James F. Williams
Vice President of Ontario Specialty Contracting, Inc.

Anthony J. Bruno
Consultant

Charles E. Dietz
Consultant

Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC.
6201 15th Avenue, Brooklyn, NY 11219
Shareholder Services Phone: 718-921-8124

Exchange

NYSE Amex

Ticker Symbol

BDR

Corporate Headquarters

Blonder Tongue Laboratories, Inc.
One Jake Brown Road, Old Bridge, NJ 08857
Phone: 800-523-6049

Blonder Tongue Website

www.blondertongue.com

Investor Relations

Blonder Tongue Laboratories, Inc.
Eric Skolnik - Chief Financial Officer
E-mail: investor@blondertongue.com

Counsel

Stradley Ronon Stevens & Young, LLP.
2600 One Commerce Square, Philadelphia, PA 19103

Independent Public Accountants

Marcum, LLP.
750 Third Avenue, New York, NY 10017

Annual Stockholders Meeting

Wednesday, May 23, 2012 at 10:00 AM
Blonder Tongue Corporate Headquarters

Additional copies of this report, which includes the Form 10-K, and the Proxy Statement may be obtained without charge by contacting Investor Relations. Electronic copies are available on the Internet at www.blondertongue.com > About Us > Investor Relations.

Blonder Tongue Laboratories, Inc. together with R. L. Drake Holdings, LLC - its wholly owned subsidiary - offer customers more than 130 years of combined engineering and manufacturing excellence with solid histories of delivering reliable, quality products. As a leader in the field of Cable Television Communications, the Company provides system operators and integrators serving the cable, broadcast, satellite, IPTV, institutional and professional video markets with comprehensive solutions for the provision of content contribution, distribution and video delivery to homes and businesses. The Company designs, manufactures, sells and supports an equipment portfolio of standard and high definition digital video solutions, as well as core analog video and high speed data solutions for distribution over coax, fiber and IP networks. Additional information on the Company and its products can be found at www.blondertongue.com, and www.rldrake.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The information set forth above includes "forward-looking" statements and accordingly, the cautionary statements contained in Blonder Tongue's Annual Report and Form 10-K for the year ended December 31, 2011 (See Item 1: Business, Item 1A: Risk Factors, Item 3: Legal Proceedings and Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations), and other filings with the Securities and Exchange Commission are incorporated herein by reference. The words "believe", "expect", "anticipate", "project", "target", "intend", "plan", "seek", "estimate", "endeavor", "should", "could", "may" and similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to projections for our future financial performance, our anticipated growth trends in our business and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Blonder Tongue undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Blonder Tongue's actual results may differ from the anticipated results or other expectations expressed in Blonder Tongue's "forward-looking" statements.

BLONDER TONGUE
LABORATORIES, INC.

Address: One Jake Brown Road, Old Bridge, NJ 08857
Phone: 800.523.6049 • Web: www.blondertongue.com

SEC
Mail Processing
Section

APR 24 2012

Washington, DC
121

BLONDER TONGUE LABORATORIES, INC.
One Jake Brown Road
Old Bridge, New Jersey 08857

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 23, 2012

To Our Stockholders:

The 2012 Annual Meeting of Stockholders of Blonder Tongue Laboratories, Inc. ("Blonder" or "we") will be held at our executive offices located at One Jake Brown Road, Old Bridge, New Jersey, on May 23, 2012, beginning at 10:00 a.m., local time, for the following purposes:

1. To elect as the Directors constituting Class II of the Board of Directors the two nominees named in the attached Proxy Statement to serve until the 2015 Annual Meeting of Stockholders and until qualified successor directors have been elected or until their resignation or removal;

2. To ratify the appointment of Marcum LLP, certified public accountants, as our independent registered public accountants for the year ending December 31, 2012; and

3. To transact any other business as may properly come before the meeting or any adjournments thereof. In their discretion, the Proxies are authorized to vote upon any other business as may properly come before the Annual Meeting or any adjournments thereof.

Please read the attached Proxy Statement for further information regarding each proposal to be made. A proxy, if properly executed and received in time for the voting, will be voted in the manner directed on the proxy. If no direction is made, the proxy will be voted FOR all proposals on the proxy card.

Our Board of Directors has fixed the close of business on March 30, 2012 as the record date for determining stockholders entitled to notice of the meeting and to vote at the meeting or any adjournments thereof. Only stockholders of record at the close of business on March 30, 2012 are entitled to notice of and to vote at the meeting or any adjournments thereof.

We cordially invite you to attend the meeting. Regardless of whether you plan to attend, please complete, date and sign the enclosed proxy and return it promptly. If you receive more than one form of proxy, it is an indication that your shares are registered in more than one account, and therefore you should complete and return each proxy if you wish to vote all of your shares that are eligible to be voted at the meeting.

By Order of the Board of Directors

Robert J. Pallé, Jr., President, Chief
Operating Officer and Secretary

April 23, 2012

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 23, 2012

The proxy statement and annual report to stockholders are available at:
http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=07796

PLEASE COMPLETE AND RETURN THE PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING AND DESIRE TO VOTE IN PERSON AT THE MEETING, YOUR PROXY WILL BE RETURNED TO YOU UPON WRITTEN NOTICE TO THE SECRETARY OF THE COMPANY REVOKING YOUR PROXY.

[This page is intentionally left blank.]

BLONDER TONGUE LABORATORIES, INC.
One Jake Brown Road
Old Bridge, New Jersey 08857

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 23, 2012

This Proxy Statement is being furnished to the stockholders of Blonder Tongue Laboratories, Inc., a Delaware corporation ("Blonder" or "we"), in connection with the solicitation of proxies by our Board of Directors for our 2012 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or adjournments thereof.

You are invited to attend the Annual Meeting on May 23, 2012, at 10:00 a.m., local time. The meeting will be held at our executive offices located at One Jake Brown Road, Old Bridge, New Jersey.

The mailing address of our principal executive office is One Jake Brown Road, Old Bridge, New Jersey 08857. Our telephone number is (732) 679-4000. This Proxy Statement and the enclosed form of proxy will be mailed to each stockholder on or about April 23, 2012, together with the Annual Report on Form 10-K for the year ended December 31, 2011.

Voting and Proxies

You can vote by completing, signing, dating and mailing the enclosed proxy card in the envelope provided. When a proxy is returned properly, the shares represented by the proxy will be voted in accordance with your instructions.

You may also attend the Annual Meeting in person and cast your vote there. If your shares are held in the name of your broker, bank or other nominee and you wish to vote at the Annual Meeting, you must bring a legal proxy from the record holder of your shares indicating that you were the beneficial owner of the shares on March 30, 2012, the record date for voting, and that you have a right to vote your shares.

Regarding the election of Class II Directors to serve until the 2015 Annual Meeting of Stockholders, stockholders may vote in favor of all nominees or withhold their votes as to all nominees or withhold their votes as to specific nominees. With respect to any other proposals to be voted upon, stockholders may vote in favor of a proposal, against a proposal or may abstain from voting. You should specify your choices on the enclosed form of proxy. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy card will be voted (i) FOR the election of all nominees; and (ii) FOR ratification of the appointment of Marcum LLP as independent registered public accountants for the fiscal year ending December 31, 2012. Directors will be elected by a plurality of the votes cast by the holders of the shares of our common stock, $.001 par value per share ("Common Stock"), voting in person or by proxy at the Annual Meeting. Votes withheld from one or more directors will have the same effect as abstentions and will have no effect on the vote for election of Directors. Approval of any other matters to come before the Annual Meeting will require the affirmative vote of the holders of a majority of the shares of our Common Stock present in person or by proxy at the Annual Meeting. Abstentions are deemed present for quorum purposes and entitled to vote and, therefore, will have the effect of a vote against any matter other than the election of Directors. Broker non-votes occur when a broker or other nominee holding shares for a beneficial owner does not vote on a proposal because the beneficial owner has not provided voting instructions and the broker does not have discretionary authority to vote shares on the matter. Broker non-votes are not considered to be shares "entitled to vote" (other than for quorum purposes), will not be included in vote totals and will have no effect on the outcome of any matters to be voted upon at the Annual Meeting.

Revocation of a Proxy

All proxies delivered pursuant to this solicitation are revocable at any time before they are exercised, by (i) filing written notice with our Secretary before the Annual Meeting, (ii) signing and delivering a later dated proxy to our Secretary before the Annual Meeting (each to the mailing address of our executive offices), or (iii) voting in person at the Annual Meeting if you are a record holder. Your attendance at the Annual Meeting will not, without taking one of actions described in the immediately preceding sentence, constitute revocation of a proxy. If your shares are held in the name of a broker, bank or other nominee, you need to contact the record holder of your shares regarding how to revoke your proxy.

Voting on Other Matters

We know of no other business to be transacted at the Annual Meeting other than the election of Class II Directors and the other proposal described in the attached Notice of Annual Meeting of Stockholders. If any other matters do arise and are properly presented, the persons named in the proxy will have the discretion to vote on those matters for you according to their best judgment and with the instructions of the Board of Directors.

Costs of Proxy Solicitation

We will pay the expenses associated with this solicitation of proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the notice, proxy and Proxy Statement. We will solicit proxies by use of the mails, through brokers and banking institutions, and by our officers and regular employees. We may also solicit proxies by personal interview, mail, telephone or facsimile transmission.

Voting Securities

Only owners of record of our Common Stock at the close of business on March 30, 2012 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. Each owner of record on the Record Date is entitled to one vote for each share of our Common Stock so held. There is no cumulative voting. On the Record Date, there were 6,215,556 shares of Common Stock issued, outstanding and entitled to vote.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

Our Certificate of Incorporation, as amended, provides that our Board shall consist of between five and eleven members, as determined from time to time by the Board, divided into three classes as nearly equal in number as possible. The size of the Board has currently been set at seven directors. Class I is comprised of three directors and Classes II and III are each comprised of two directors. The term of the current Class II Directors expires at the 2012 Annual Meeting, the term of the current Class III Directors expires at the 2013 Annual Meeting and the term of the current Class I Directors expires at the 2014 Annual Meeting. The successors to each class of Directors whose terms expire at an Annual Meeting will be elected to hold office for a term expiring at the Annual Meeting of Stockholders held in the third year following the year of their election.

The Directors whose terms will expire at the 2012 Annual Meeting of Stockholders are Robert J. Pallé, Jr. and Gary P. Scharmett, each of whom has been recommended for nomination by our Nominating Committee and nominated by our Board to stand for re-election as a Director at the 2012 Annual Meeting of Stockholders, to hold office until the 2015 Annual Meeting of Stockholders and until a qualified successor Director has been elected or until he resigns or is removed. Messrs. Pallé and Scharmett have each consented to serve for the new terms, if elected.

Recommendation of the Board of Directors Concerning the Election of Directors

Our Board of Directors recommends a vote FOR Robert J. Pallé, Jr. and Gary P. Scharmett as Class II Directors to hold office until the 2015 Annual Meeting of Stockholders and until qualified successor Directors have been elected or until their resignation or removal. Proxies received by the Board of Directors will be so voted unless stockholders specify in their proxy a contrary choice.

DIRECTORS AND EXECUTIVE OFFICERS

Nominee and Continuing Directors

The following table sets forth the names and certain information about each of the nominees for election as Director and our continuing Directors:

Name	Age	Director Since
Nominees for a three-year term expiring in 2015 (Class II Directors):		
Robert J. Pallé, Jr.	66	1993
Gary P. Scharmett[(1)]	56	1997
Directors not standing for election this year whose terms expire in 2013 (Class III Directors):		
James F. Williams	54	1993
Charles E. Dietz[(2)]	64	2011
Directors not standing for election this year whose terms expire in 2014 (Class I Directors):		
Anthony J. Bruno[(3)(4)]	71	2008
Steven L. Shea[(5)(6)]	53	2009
James A. Luksch	81	1988

(1) Since February, 2004, a member of the Nominating Committee of the Board of Directors.
(2) Since January, 2012, a member of the Audit and Compensation Committees of the Board of Directors
(3) Since February, 2008, a member of the Audit Committee of the Board of Directors.
(4) Since May, 2008, a member of the Nominating and Compensation Committees of the Board of Directors.
(5) Since September, 2009, a member of the Audit and Compensation Committees of the Board of Directors.
(6) Since February, 2010, a member of the Nominating Committee of the Board of Directors.

Set forth below is a brief summary of the recent business experience and background of each nominee for election as a Director, continuing Director and executive officer. The Board of Directors believes that each nominee, and each continuing Director, possesses the qualities and experience that Directors should possess as such criteria for Board membership is described below in the section entitled "Meetings of the Board of Directors; Committees – Nominating Committee." Also included below is information about each Director's specific experience, qualifications, attributes or skills that led the Board to conclude that he should serve as a Director of Blonder at the time of filing this Proxy Statement. As reflected, the Nominating Committee seeks out, and the Board is comprised of, individuals with diverse professional backgrounds, experiences and skills.

Anthony J. Bruno has been one of our Directors since February 1, 2008. Since 2007, Mr. Bruno has been a financial consultant providing corporate acquisition advisory services to various companies located in the United States. Prior to 2007, Mr. Bruno was the Vice-President of Finance for 18 years for Besam Entrance Solutions, the United States subsidiary of ASSA ABLOY Entrance Systems, a Swedish Company, managing all aspects of its financial activities in North America. Mr. Bruno also previously served as Blonder's Vice President of Finance from 1981 to 1989.

The Board concluded that Mr. Bruno should serve as a Director due to his significant executive management experience with a large, multi-national corporation and his expertise in finance and auditing matters, including financial reporting and corporate acquisitions.

Charles E. Dietz has been one of our Directors since September 2011. Since 2008, Mr. Dietz has been an independent cable industry consultant to various clients within the cable industry. Prior to 2008, Mr. Dietz was Senior Vice President of Engineering for 12 years at Insight Communications, a multiple systems operator, and from 2001 to 2008 served as Insight Communications' Chief Technical Officer. Mr. Dietz was responsible for all technical aspects of Insight Communications' operations, including technology development and implementation, system construction and maintenance, purchasing, and technical regulatory compliance. Mr. Dietz has been a member of the Society of Cable Telecommunications Engineers since 1978, and a member of Cable TV Pioneers since 2010.

The Board concluded that Mr. Dietz should serve as a Director due to his extensive industry knowledge and executive and technical experience in the cable television and communications industry, including the analysis, evaluation, purchase, use and deployment of products, equipment and technology substantially similar to Blonder's. Accordingly, Mr. Dietz brings valuable insight to our customer and vendor relationships and strong relationships with the cable industry to the Board.

James A. Luksch has been one of our Directors and our Chief Executive Officer since November, 1988. He has been the Chairman of our Board since November, 1994. Mr. Luksch also served as our President from November, 1988 until May, 2003. In November, 2008 Mr. Luksch and his spouse filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. See "Certain Relationships and Related Transactions" below for additional details regarding this bankruptcy. Mr. Luksch is the father of Emily Nikoo, our Executive Vice President, and the father-in-law of Nezam Nikoo, one of our Vice Presidents.

The Board concluded that Mr. Luksch should serve as a Director due to his forty-plus years of leadership and experience in the cable television and technology industry and his in-depth knowledge and understanding of our business, operations and strategies, as well as bringing an important historical perspective of our company to the Board's deliberations.

Robert J. Pallé, Jr. has been one of our Directors since September, 1993, our President since May, 2003 and our Chief Operating Officer and Secretary since April, 1989. He also served as our Executive Vice President from April, 1989 until May, 2003 and as our Interim Treasurer from March through April, 2001.

The Board concluded that Mr. Pallé should serve as a Director due to his extensive business and management experience with us in various senior management positions and his in-depth knowledge of our products, lines of business, long-term strategies, challenges and opportunities. Mr. Pallé brings a broad perspective to the Board's deliberations due to his position as one of our top leaders.

Gary P. Scharmett has been one of our Directors since December, 1997. Since January, 1989, Mr. Scharmett has been a partner in the law firm of Stradley, Ronon, Stevens & Young, LLP, our outside counsel, and served on the Board of Directors of that firm from January, 2001 until December, 2003. He presently serves as the Co-Chair of that firm's Finance & Restructuring Practice Group. Mr. Scharmett is also currently a Vice President and a member of the Board of Directors of The Association of Commercial Finance Attorneys, Inc., and a Director of the Philadelphia Chapter of the Turnaround Management Association.

The Board concluded that Mr. Scharmett should serve as a Director due to the important experience, judgment and perspective he brings to the Board based upon his thirty-plus years of experience as a corporate attorney representing a diverse range of companies on complex matters, including financing, regulatory and corporate governance matters. In addition, having served as our principal legal advisor since 1989, Mr. Scharmett has a unique understanding of our business and the industry in which we operate and compete.

Steven L. Shea has been one of our Directors since September, 2009. Mr. Shea has more than twenty-five years of investment banking experience. Since January, 2011, he has served as President of Hardesty Capital Management, LLC (an SEC registered investment advisor) and Hardesty Capital Corporation, which provide investment advisory services to corporations, institutions and individuals. Prior thereto, Mr. Shea was an Executive Vice President of Ferris, Baker Watts, Inc. ("Ferris Baker"), from 1999 until the sale of such firm in 2008. Mr. Shea also served as the Executive Director of the Capital Markets Division of Ferris Baker and was a member of their Board of Directors and Executive and Strategic Alternative Committees of the Board of Directors. Prior to his position at Ferris Baker, Mr. Shea was a Vice President with Mercantile Safe Deposit and Trust Company from 1989 to 1993, and was a Vice President at Maryland National Bank from 1981 to 1989.

The Board concluded that Mr. Shea should serve as a Director due to his extensive financial, merchant banking, capital markets and executive management experience gained as an investment banker, including his knowledge of growth strategies, acquisition analysis and shareholder relations. He also has an in-depth familiarity with the technology and manufacturing sectors, along with experience as a Director of other corporations.

James F. Williams has been one of our Directors since September, 1993. He has served as the Vice-President and a Director of Ontario Specialty Contracting, Inc., a demolition and environmental contracting company, since June, 1999. Since July, 2007, Mr. Williams has served as a director, managing member and vice president of Buffalo City Center Leasing, LLC, which, until February 2011 was a lessor of electronic route tracking equipment to the trucking industry. See "Certain Relationships and Related Transactions" below for additional details regarding Buffalo City.

The Board concluded that Mr. Williams should serve as a Director due to his strong experience in strategic planning, leadership, finance and executive management with various organizations. As a Director for over eighteen years, Mr. Williams also provides perspective, institutional knowledge and a deep understanding of our business.

Other Executive Officers

Eric S. Skolnik, 47, has been a Senior Vice President since May, 2003 and our Chief Financial Officer, Treasurer and Assistant Secretary since May, 2001. Mr. Skolnik served as our Interim Chief Financial Officer from January, 2001 through April, 2001. He was our Corporate Controller from May, 2000 through January, 2001. From 1994 until May, 2000, Mr. Skolnik worked as a certified public accountant with BDO Seidman, LLP.

Emily M. Nikoo, 46, has been our Executive Vice President since May, 2011 and was Senior Vice President – Operations from February, 2007 to May, 2011. Ms. Nikoo served as Vice President - Marketing and Technical Services from February, 2004 to February, 2007. She was hired by us in March, 1995 as a product manager and has held several supervisory and management positions. From 1994 until 1995, Ms. Nikoo was the Vice President of Electronic Systems Advanced Technology, and from 1987 to 1994 she worked as an electrical engineering and project manager for Lockheed Martin Corporation in its space systems business segment. Ms. Nikoo is the spouse of Nezam Nikoo, one of our Vice Presidents, and the daughter of James A. Luksch, our Chief Executive Officer and one of our Directors.

Norman A. Westcott, 71, has been our Senior Vice President - Operational Services since October, 1999 and was one of our Vice Presidents from July, 1994 until October, 1999. Mr. Westcott is responsible for material purchasing and production.

Allen Horvath, 60, has been our Vice President - Manufacturing since May, 2003 and is responsible for our manufacturing activities. Mr. Horvath served as our Manufacturing Manager from 1998 until May, 2003. Since 1976, Mr. Horvath has served us in various management positions in the areas of production testing, engineering, quality control and manufacturing.

Kant Mistry, 71, has been our Vice President - Engineering since May, 2003, and has been our Chief Technical Officer since July, 2000. From October, 1990 to July, 2000, Mr. Mistry served as our Chief Engineer.

Nezam Nikoo, 48, has been our Vice President – Advanced Digital Technologies since February, 2009. Mr. Nikoo served as our Chief Digital Engineer from July, 2000 until February, 2009 and as our Senior Design Engineer from 1995 until 2008. From 1988 to 1995, Mr. Nikoo held several positions at Lockheed Martin Corporation, including his final position as Lead Electrical Design Engineer integrating space shuttle payload experiments. Mr. Nikoo is the spouse of Emily Nikoo, our Executive Vice President, and the son-in-law of James A. Luksch, our Chief Executive Officer and one of our Directors.

Jeff Smith, 48, has been our Vice President - Sales since May, 2011. Mr. Smith served as our Vice President - North American Sales from October 2007 through May 2011, as our National Director of Sales from December 2006 through October 2007, and as our Director of South Central Regional Sales from January 2006 through December 2006. From February 2002 through May 2005, Mr. Smith worked as Director of Commercial Installations at Dish Network®.

Board Leadership Structure and Risk Oversight

The Board believes that our Chief Executive Officer, Mr. Luksch, is best situated to serve as Chairman of the Board at this time because he is the Director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent Directors and management have different perspectives and roles in strategy development. Our independent Directors bring experience, oversight and expertise from outside the company and industry, while the Chief Executive Officer brings company-specific experience and expertise. The Board currently believes that having Mr. Luksch serve the combined role of Chairman and Chief Executive Officer promotes strategy development and its execution, and facilitates information flow between management and the Board, which are essential to effective governance. We do not currently have a lead independent director. The Board believes that the appointment of a lead independent director is not presently necessary due to Blonder's size and the active role of the independent Directors in Board and Committee matters. Moreover, in addition to the oversight and feedback provided by the independent Directors during the course of our Board of Directors meetings, our independent Directors have regular executive sessions, following which the presiding Director acts as a liaison between the independent Directors and the Chairman of the Board regarding any specific feedback or issues. The Nominating Committee will evaluate alternative governance policies and procedures, such as having a lead independent director, from time to time as deemed necessary.

The Board believes that establishing the right "tone at the top" and that full and open communication between management and the Board of Directors are essential for effective risk management and oversight. At each regular Board meeting, the Board receives reports from members of senior management on areas of material risk to Blonder, including operational, financial, strategic and performance risks. The full Board receives these reports from the appropriate "risk owner" within the organization to facilitate our risk identification, risk management and risk mitigation strategies. This enables the Board to coordinate risk oversight, particularly with respect to risk interrelationships across corporate disciplines.

The Board has an active role, as a whole and also at the committee level, in overseeing management of our risks. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to areas of financial reporting and compliance with laws, rules and regulations applicable to us, including those related to accounting regulation, insider trading, antitrust, and employment discrimination, whistle blowing and conflicts of interest faced by employees, officers and directors. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to our compensation policies and programs. The Nominating Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization and membership, and succession planning for our Directors and senior executive officers.

Director Independence

The Board of Directors has considered the independence of our Directors pursuant to Section 803A of the Rules of NYSE Amex. Based on this consideration, our Board has determined that Anthony J. Bruno, Charles E. Dietz, Steven L. Shea and Gary P. Scharmett, all current Directors, are independent pursuant to Section 803A. Previously, the Board also determined that Robert B. Mayer, who served as a Class III Director until his death on April 1, 2011, was independent. As permitted by the Section 801(h) of the Rules of the NYSE Amex related to smaller reporting companies, from April 1, 2011 until September 14, 2011, when the Class III vacancy was filled by the appointment of Mr. Dietz, the Board was comprised of at least 50% independent Directors. Since September 14, 2011, the Board has consisted of a majority of independent Directors.

In determining that Mr. Shea meets the independence requirements of NYSE Amex Section 803A, the Board considered Mr. Shea's role during 2008 and 2009 as an expert witness with respect to the value of our Common Stock, in our Chief Executive Officer's personal bankruptcy case, noting that Mr. Shea received compensation of approximately $15,000, which amount was paid by our Chief Executive Officer. The Board also considered Mr. Shea's prior service to Blonder, which was more than ten years ago, in the area of investment banking and corporate transactional services while in his position at Ferris Baker.

Meetings of the Board of Directors; Committees

The Board of Directors has three standing committees: the Compensation Committee, the Nominating Committee and the Audit Committee. During the year ended December 31, 2011, the Board of Directors held nine meetings, the Compensation Committee held five meetings, the Nominating Committee held six meetings, and the Audit Committee held five meetings. Each member of the Board of Directors attended (either in person or via teleconference) at least 75% of the aggregate of the total number of Board meetings and Committee meetings held during the period he served as a director and/or committee member.

Compensation Committee. The Compensation Committee is currently comprised of Steven L. Shea, Charles E. Dietz, and Anthony J. Bruno, each of whom is a non-employee Director. Robert B. Mayer, a non-employee Director at the time, was a member of the Compensation Committee and served as its Chairman until his death on April 1, 2011. On April 7, 2011, Mr. Shea was appointed as Chairman of the Compensation Committee to fill the vacancy in this position created by the death of Mr. Mayer. On January 31, 2012, Mr. Dietz was appointed as a member of the Compensation Committee. Each of the members of the Compensation Committee who served during the 2011 fiscal year was independent, as independence for compensation committee members is defined by NYSE Amex.

The Compensation Committee currently does not have a formal charter. The Compensation Committee determines compensation for our executive officers and administers our stock incentive plans, other than the Amended and Restated 1996 Director Option Plan, as amended, and the 2005 Director Equity Incentive Plan, as amended, both of which are administered by the Board.

The Compensation Committee's responsibilities include, among other duties, the responsibility to:

- evaluate the performance of the Chief Executive Officer and the President;
- review and approve the base salary (subject to Board approval), bonus, incentive compensation and any other compensation for the Chief Executive Officer and the President;
- review the Chief Executive Officer's recommendations for the compensation of the other executive officers, make appropriate adjustments and approve;
- monitor our cash bonus and equity-based compensation plans and discharge the duties imposed on the Compensation Committee by the terms of those plans; and
- perform other functions or duties deemed appropriate by the Board.

Compensation decisions for the Chief Executive Officer, President and all other executive officers are reviewed and approved by the Compensation Committee, subject to ratification by the Board of Directors of the base salary for the Chief Executive Officer and the President. The Compensation Committee relies upon the Chief Executive Officer to assist the Compensation Committee in performing its duties with regard to all other executive officers. The Compensation Committee does not delegate any of its authority to other persons. While the Compensation Committee has not retained a compensation consultant, in determining the base salary for our executive officers, the Compensation Committee obtains, from time to time, salary survey information from companies such as Watson Wyatt Data Services. In addition, during 2009, at the request of the Compensation Committee, one of our non-executive employees prepared an Officer Salary Survey, which included competitive salary data from a wide range of companies.

With regard to the compensation of the Chief Executive Officer and the President, Messrs. Luksch and Pallé, respectively, the Compensation Committee reviews their individual performance, the relevant compensation information from salary surveys, summary information and comments from peer review questionnaires and written comments received from members of the Board regarding their performance. The Chief Executive Officer also provides the Compensation Committee with a summary review of the President's performance. Based upon its review of all of the foregoing information, the Compensation Committee determines the form and amount of compensation for each of Messrs. Luksch and Pallé, subject to Board approval of their base salaries. The base salary of the Chief Executive Officer and the President is presently reviewed every year.

With regard to compensation for the other executive officers, the Compensation Committee reviews summary information and comments from peer review questionnaires and the Chief Executive Officer's written summary review of the executive officers' performance. The Chief Executive Officer also provides a recommendation as to the appropriate form and amount of compensation for each executive officer. The Compensation Committee reviews and considers the recommendation of the Chief Executive Officer, makes adjustments as appropriate and approves them. This review and adjustment procedure is performed annually for the other executive officers.

The Compensation Committee does not establish or recommend the amount or form of Director compensation. These determinations are made and approved by the full Board of Directors. Grants of stock option awards to non-employee Directors are generally made annually upon consideration and approval by the full Board of Directors with the non-employee Directors abstaining from such vote.

Nominating Committee. The Nominating Committee is currently comprised of Gary P. Scharmett, Anthony J. Bruno and Steven L. Shea, each of whom is a non-employee Director. Mr. Scharmett is the Chairman of the Nominating Committee. Each of the members of the Nominating Committee who served during the 2011 fiscal year was independent, as independence for nominating committee members is defined by NYSE Amex.

The Nominating Committee, among other things, considers and makes recommendations to the Board of Directors concerning the appropriate size of the Board and nominees to stand for election or fill vacancies on the Board, as well as the composition of our standing committees. In particular, the Nominating Committee identifies, recruits, considers and recommends candidates to fill positions on the Board in accordance with its criteria for Board membership (as such criteria are generally described below). In searching for qualified director candidates to nominate for election at an annual meeting of stockholders, the Nominating Committee will initially consider nominating the current Directors whose terms are expiring and will consider their past performance on the Board, along with the criteria for Board membership, in determining whether to nominate them for re-election. In connection with nominations for elections at annual meetings or to fill vacancies in the Board, the Nominating Committee may solicit the current members of the Board to identify qualified candidates through their business and other organizational networks and may also retain director search firms as it determines necessary in its own discretion. The Nominating Committee will then consider the potential pool of Director candidates derived from the foregoing process, select the top candidates to fill the number of openings based on their qualifications, the Board's needs (including the need for independent directors) and the criteria for Board membership. The Nominating Committee will then conduct a thorough investigation of the proposed candidates' backgrounds to ensure there is no past history that would disqualify such candidates from serving as Directors. Those candidates that are selected and pass the background investigation will be recommended to the full Board for nomination.

The criteria for a nominee to the Board include, among other things:

- The highest personal and professional ethics, strength of character, integrity and values;

- Experience as a senior manager, chief operating officer or chief executive officer of a relatively complex organization or, if in a professional or scientific capacity, be accustomed to dealing with complex problems, or otherwise shall have obtained and excelled in a position of leadership;

- Education, experience, intelligence, independence, fairness, reasoning ability, practical wisdom, and vision to exercise sound, mature judgments on a macro and entrepreneurial basis on matters which relate to our current and long-term objectives;

- Competence and willingness to learn our business, and the breadth of viewpoint and experience necessary for an understanding of the diverse and sometimes conflicting interests of stockholders and other constituencies;

- The nominee should be of such an age at the time of election to assure a minimum of three years of service as a director, and should be free and willing to attend regularly scheduled meetings of our Board of Directors and its committees over a sustained period and otherwise be able to contribute a reasonable amount of time to our company affairs;

- The stature and capability to represent us before the public, stockholders, and other various individuals and groups that affect us; and

- Willingness to appraise objectively the performance of management in the interest of the stockholders and question management's assumptions when inquiry is appropriate.

The Nominating Committee does not have a formal policy with respect to diversity. However, in order to enhance the overall quality of the Board's deliberations and decisions, the Nominating Committee seeks candidates with diverse professional backgrounds and experiences, representing a mix of industries and professions with varied skill sets and expertise.

The Nominating Committee does not have a formal charter, but our Board has adopted guidelines addressing the purpose and responsibilities of the Nominating Committee in connection with its formation. The guidelines include procedures for recruiting, considering and recommending nominees to our Board and criteria for Board membership. Although the Nominating Committee will not consider any director candidates recommended by stockholders, our Board believes this is appropriate as our certificate of incorporation and bylaws permit stockholders to directly nominate persons for election as Directors by following the procedures set forth therein.

Audit Committee. We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) under the Securities Exchange Act of 1934, as amended. The Audit Committee is currently comprised of Anthony J. Bruno, Charles E. Dietz and Steven L. Shea, each of whom is a non-employee Director. Robert B. Mayer, a non-employee Director at the time, served on the Audit Committee until his death on April 1, 2011. Mr. Dietz was appointed to the Audit Committee on January 31, 2012 to fill the vacancy created by the death of Mr. Mayer. Mr. Bruno is the Chairman of the Audit Committee. As permitted by Section 801(h) of the Rules of the NYSE Amex related to smaller reporting companies, from April 1, 2011 until January 31, 2012, the Audit Committee consisted of only two members. As of January 31, 2012, the Audit Committee has been comprised of three members. The Audit Committee, among other things:

- oversees our accounting and financial reporting process and audits of our financial statements;
- selects, retains or terminates our independent registered public accountants;
- reviews the plans and results of the audit engagement with the independent registered public accountants;
- discusses with the independent registered public accountants all necessary accounting policies and practices to be used and alternative treatments of financial information discussed with management;
- oversees the work of the independent registered public accountants;
- evaluates and pre-approves audit and non-audit services provided by the independent registered public accountants;
- reviews the independence of the independent registered public accountants;
- assures the regular rotation of the audit partners;
- considers the range of audit and non-audit fees and determines the compensation of the independent registered public accountants;
- reviews financial and earnings information released to the public, analysts and other third parties; and
- reviews the adequacy of our internal accounting controls.

Each of the members of the Audit Committee who served during the 2011 fiscal year was independent, as "independence" for Audit Committee members is defined by NYSE Amex. Our Board of Directors has determined that a member of the Audit Committee, Anthony J. Bruno, qualifies as an "audit committee financial expert" as defined in Section 407(d)(5)(ii) of Regulation S-K promulgated by the Securities and Exchange Commission (the "Commission"). As noted above, Mr. Bruno is considered independent under the Rules of NYSE Amex. The Board of Directors adopted a written charter for the Audit Committee in June, 2000, which was amended by the Board of Directors in March, 2003, March, 2004 and November 2009. The Audit Committee reviews and reassesses the charter for adequacy on an annual basis, most recently in March, 2012. A copy of the Audit Committee Charter was attached as Appendix A to our proxy statement for the 2010 Annual Meeting of

Stockholders.

Board Policies Regarding Communications With the Board of Directors and Attendance at Annual Meetings

Our Board of Directors maintains a process for stockholders to communicate with the Board of Directors. A stockholder wishing to communicate with our Board of Directors, or any individual member(s) of the Board of Directors, can send a written communication to the attention of the Board of Directors (or specific individual Director(s), if applicable) at the following address: c/o Corporate Secretary, One Jake Brown Road, Old Bridge, New Jersey 08857. Any such communication must state the number of shares beneficially owned by the stockholder making the communication. Our Corporate Secretary will forward such communication to the full Board of Directors or to any individual Director or Directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case our Corporate Secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

While we do not have a formal written policy regarding Board member attendance at our Annual Meeting, we actively encourage our Directors to attend the Annual Meeting of Stockholders. All Directors attended our 2011 Annual Meeting of Stockholders.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2011 with management;

- discussed with Blonder's independent registered public accountants the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- received the written disclosures and the letter from Blonder's independent registered public accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountant's communications with the audit committee concerning independence; and

- discussed with Blonder's independent registered public accountants their independence from Blonder and its management.

Management is responsible for the preparation, presentation and integrity of Blonder's financial statements, the financial reporting process, accounting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Blonder's independent registered public accountants are responsible for performing an independent audit of the financial statements in accordance with Standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee has relied, without independent verification, on the information provided to it and on the representations of management and the independent registered public accountants that the financial statements have been prepared in conformity with United States generally accepted accounting principles.

Based on the review and discussions referred to in the items above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2011 be included in Blonder's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The Audit Committee
Anthony J. Bruno, Chairman
Charles E. Dietz
Steven L. Shea

Directors' Compensation

2011 DIRECTOR COMPENSATION

The following table discloses the actual compensation paid to or earned by each of our Directors who is not also a named executive officer in fiscal year 2011:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation($)	Total ($)
Robert B. Mayer(6)	6,750	-(2)	9,350	16,100
James F. Williams	23,500	13,280(2)(3)	-	36,780
Anthony J. Bruno	29,400	13,280(2)(4)	-	42,680
Gary P. Scharmett	25,800	13,280(2)(3)	-	39,080
Steven L. Shea	28,400	13,280(2)(5)	-	41,680
Charles E. Dietz(7)	6,925	-	-	6,925

(1) The amounts in the "Option Awards" column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 1(o) to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) Each non-employee Director as of March 23, 2011 was granted an option to purchase 10,000 shares of Common Stock on such date under the 2005 Director Equity Incentive Plan, as amended. Because Mr. Mayer died following the grant date, but prior to vesting of these options, they were automatically cancelled as of the date of death.

(3) As of December 31, 2011, Messrs. Williams and Scharmett each held options to purchase 85,000 shares of Common Stock.

(4) As of December 31, 2011, Mr. Bruno held options to purchase 44,167 shares of Common Stock.

(5) As of December 31, 2011, Mr. Shea held options to purchase 22,500 shares of Common Stock.

(6) Mr. Mayer's service as a Director terminated on April 1, 2011 due to his death. In May, 2011 Blonder authorized a voluntary payment of $9,350 to the estate of Mr. Mayer, which was paid during 2011. As of December 31, 2011, Mr. Mayer's executors and/or heirs held options to purchase 60,000 shares of Common Stock.

(7) Mr. Dietz service as a Director commenced on September 14, 2011.

Director Compensation Arrangements.

We pay each of our non-employee Directors an annual retainer, payable quarterly. Since 1998 the amount of retainer has been $15,000 per year. Effective as of January 1, 2012, the retainer has been increased to $25,000 per year. We also pay each non-employee Director a fee of $1,000 for each Board meeting attended in person ($500 if attendance was telephonic) and a fee of $600 for each committee meeting attended in person ($300 if attendance was telephonic or if attending on the same date as a Board meeting). We reimburse each Director for certain travel, lodging and related expenses incurred in connection with attendance at Board and committee meetings. From time to time, in the sole discretion of the Board, we grant equity awards to our non-employee Directors. During calendar year 2011, we did not pay Messrs. Luksch or Pallé any separate compensation for serving on the Board of Directors or any committees thereof.

Director Benefit Plans.

In May 2005, our stockholders approved the adoption of the Blonder Tongue Laboratories, Inc. 2005 Director Equity Incentive Plan (the "Director Plan"). In May 2010, our stockholders approved an amendment of the Director Plan to increase the total number of shares subject to issuance under the plan from 200,000 shares to 400,000 shares.

The Director Plan is administered by our Board of Directors. Under the Director Plan, Directors who are not currently employed by us or by any of our subsidiaries and who have not been so employed within the past six months, are eligible to receive equity-based awards from time to time as determined by our Board. A maximum of 400,000 shares may be awarded under the Director Plan, and any shares subject to an award which is terminated, canceled, expired or forfeited for any reason will again be available for the grant of an award. Under the Director Plan, eligible Directors may be awarded stock options to purchase a number of shares of Common Stock ("Stock Options"), stock appreciation rights to receive the excess, if any, of the fair market value of a specified number of shares of Common Stock at the time of exercise over the grant price ("SARS") or stock awards at no cost to the Director ("Stock Awards"), which may be either restricted stock or unrestricted stock. Each grant of a Stock Option, SAR or Stock Award will be subject to a written Award Agreement which shall specify the terms and conditions of the grant as determined by the Board of Directors, provided, however, that the exercise price for any Stock Option or SAR granted shall not be less than the fair market value of the underlying Common Stock on the date of grant. The Director Plan expires on February 1, 2015.

On March 23, 2011, each of our non-employee Directors who was a Director on such date was granted an option under the Director Plan to purchase 10,000 shares of our Common Stock. The exercise price for these options is $1.925 per share (the fair market value on the date of grant). The fair market value of our Common Stock is calculated by taking the average of the high and low selling prices as reported on NYSE Amex. These options vested on March 23, 2012 and expire on March 22, 2021.

Each non-employee Director who continues to hold such position as of the second business day following the release of our earning for the first quarter of the 2012 fiscal year will be granted an option under the Director Plan to purchase 10,000 shares of our Common Stock, except that Mr. Dietz will be granted an option to purchase 12,500 shares of our Common Stock since he did not receive an award for his partial-year service during fiscal year 2011. The exercise price of these options will be the fair market value on the date of grant, calculated by taking the average of the high and low selling prices on such date as reported on NYSE Amex.

EXECUTIVE COMPENSATION

Summary Executive Compensation

The following table summarizes the total compensation paid to or earned by our Chief Executive Officer and our next two highest compensated executive officers in 2011 (the "named executive officers") for services rendered to us in all capacities for the fiscal years ended December 31, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
James A. Luksch	2011	$410,550	$66,400	$-	$80,579(3)	$557,529
Chairman of the Board and Chief Executive Officer	2010	410,550	-	64,427	40,193(3)	515,170
Robert J. Pallé, Jr.	2011	321,300	66,400	-	27,293(4)	414,993
President, Chief Operating Officer and Secretary	2010	321,300	-	46,686	25,300(4)	393,286
Emily M. Nikoo	2011	171,000	33,200	-	13,074(5)	217,274
Executive Vice President	2010	163,000	-	25,579	13,077(5)	201,656

(1) The amounts in the "Option Awards" column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 1(o) to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) The amounts in the "Non-Equity Incentive Plan Compensation" column for 2010 reflect the cash awards earned during fiscal year 2010 under our Executive Officer Bonus Plan (as described below under the heading "Executive Officer Bonus Plan").

(3) The amounts shown in the "All Other Compensation" column for Mr. Luksch include amounts credited for

unfunded retirement benefit as deferred compensation, as described below under "Compensation Arrangements," personal use of a company car, professional fees for tax return preparation, and below market interest benefit on outstanding loan amounts owing to us as described below under "Certain Relationships and Related Transactions." These amounts also include our matching contribution to our 401(k) defined contribution plan for the benefit of Mr. Luksch, the dollar value of life insurance premiums paid by us with respect to life insurance for the benefit of Mr. Luksch and the dollar value of the personal benefit portion of premiums paid by us with respect to a split-dollar life insurance arrangement with Mr. Luksch as described below under "Compensation Arrangements."

(4) The amounts shown in the "All Other Compensation" column for Mr. Pallé include personal use of a company car, professional fees for tax return preparation, our matching contribution to our 401(k) defined contribution plan for the benefit of Mr. Pallé and the dollar value of life insurance premiums paid by us with respect to life insurance for the benefit of Mr. Pallé, including the supplemental life insurance for the benefit of Mr. Pallé as described below under "Compensation Arrangements."

(5) The amounts shown in the "All Other Compensation" column for Ms. Nikoo include personal use of a company car, our matching contribution to our 401(k) defined contribution plan for the benefit of Ms. Nikoo and the dollar value of life insurance premiums paid by us with respect to life insurance for the benefit of Ms. Nikoo.

Compensation Arrangements.

We have no employment agreements with any of our named executive officers, each of which is employed by us on an at-will basis.

We maintain group term life insurance for our employees, including our executive officers, for which each participating employee designates his or her own beneficiary. In March, 2011, our Board of Directors, upon the recommendation of the Compensation Committee, approved the purchase of a supplemental life insurance policy on the life of Mr. Pallé, our President. The supplemental life insurance is a ten year level term policy with a death benefit of $400,000 payable to the beneficiary designated by Mr. Pallé.

In May 2010, our Board, upon the recommendation of the Compensation Committee, approved a split-dollar life insurance arrangement in connection with an insurance policy maintained on the life of Mr. Luksch, our Chief Executive Officer, which arrangement was amended in November 2010 (the "Split-Dollar Arrangement"). Pursuant to the Split-Dollar Arrangement, Mr. Luksch is entitled to designate a beneficiary to receive a portion of the death proceeds payable under the policy upon his death. Such portion was equal to $125,000 until January 30, 2011. Thereafter, as an offset to the deferred compensation accruing for the benefit of Mr. Luksch as discussed below, the death benefit payable to Mr. Luksch's beneficiary decreases on the last day of each calendar month by $6,666.67, until such time as such portion shall be reduced to $0.

In November 2010, our Board of Directors, upon the recommendation of the Compensation Committee, approved an unfunded Deferred Compensation Plan for Mr. Luksch, our Chief Executive Officer and Chairman of the Board (the "Deferred Compensation Plan"), which became effective on January 1, 2011. Pursuant to the Deferred Compensation Plan, Mr. Luksch earns $3,333.33 per calendar month for each completed calendar month of employment with us, up to a maximum of $250,000. No interest or other rate of return shall be paid on any deferred compensation amount. The amount accrued under Mr. Luksch's Deferred Compensation Plan during 2011 was $39,996.

Upon Mr. Luksch's termination of employment for any reason other than for "Cause" (as defined in the Deferred Compensation Plan), beginning 6 months after the date of such termination, we will pay the accumulated deferred compensation in monthly installments equal to $20,000 per month, provided, however, that the first such monthly installment amount shall be equal to the lesser of $120,000 or the total amount accumulated under the Deferred Compensation Plan. In the event of Mr. Luksch's death after his termination of employment, all remaining monthly installment payments, if any, shall be paid to his designated beneficiary or estate. If Mr. Luksch's employment is terminated for Cause, all accumulated deferred compensation will be forfeited.

In the event of Mr. Luksch's death prior to his termination of employment, we shall pay to Mr. Luksch's designated beneficiary or estate an amount equal to 200% of the then accumulated deferred compensation, in monthly installments equal to $20,000 per month, beginning with the first month following the date of his death.

Executive Officer Bonus Plan.

We provide our executives with an annual opportunity to earn cash incentive awards through the Executive Officer Bonus Plan (the "Executive Bonus Plan"). These cash bonuses are intended to motivate and reward the achievement of short-term profit, which is a key element of the Compensation Committee's overall compensation philosophy. Cash bonus awards under the Executive Bonus Plan are paid to participating officers during a particular fiscal year based upon and relating to our financial performance during the prior fiscal year. During the first quarter of each fiscal year, we designate which of our executive officers are to participate in the Executive Bonus Plan for that year. We then establish one or more objective performance goals for the participants and a formula to determine bonus payments based on the achievement of the goal(s). In no event may the bonus for any participant exceed 100% of the participant's base salary.

The performance goals are expressed in terms of (a) one or more corporate or divisional earnings-based measures (which may be based on net income, operating income, cash flows, or any combination thereof) and/or (b) one or more corporate or divisional sales-based measures. Each such goal may be expressed on an absolute and/or relative basis, may employ comparisons with our past performance (including one or more divisions) and/or the current or past performance of other companies, and in the case of earnings-based measures, may employ comparisons to capital, stockholders' equity and shares outstanding. Performance goals need not be uniform among participants, but they have been in recent years.

After our financial results for a fiscal year have been determined, the Compensation Committee will certify the level of performance goal attainment and the potential bonus payment for each participant. The Compensation Committee has full authority to decrease the amount that would otherwise be payable to any participant for a fiscal year.

For the 2011 fiscal year, each of the named executed officers were participants under the Executive Bonus Plan. The participants were entitled to share in a Bonus Pool ("Bonus Pool") based upon a subjectively determined allocation, which took into account the relative compensation levels of the executives as well as other subjective factors related to overall job performance in 2010, such as the ease with which the executive could be replaced, whether further opportunities for advancement within Blonder existed for the executive, teamwork skills, perceived efforts, interpersonal relationships and overall job performance. The Bonus Pool for 2011 was equal to the lesser of (i) the sum of the base salary of all participants in the aggregate, or (ii) the sum of (a) 10% of the first $1 million of our pre-tax income, plus (b) 15% of the next $1 million of our pre-tax income, plus (c) 20% of the next $1 million of our pre-tax income, plus (d) 25% of the next $1 million of our pre-tax income, plus (e) 20% of the next $1 million of our pre-tax income, plus (f) 10% of our pre-tax income in excess of $5 million, all as set forth on our audited financial statements (in all cases calculated before taking into account any accrual for such Bonus Pool). Further, no bonus would be paid to any participant unless the Bonus Pool (calculated in the manner described above) equaled or exceeded $90,000. Based upon our reported pre-tax income for 2011, no bonuses were paid to our named executive officers relating to such year.

Employee Benefit Plans.

In May 2005, our stockholders approved the adoption of the Blonder Tongue Laboratories, Inc. 2005 Employee Equity Incentive Plan (the "2005 Employee Plan"). Our stockholders approved amendments to the 2005 Employee Plan in May, 2007 and May, 2010, in each case to increase the total number of shares subject to issuance under the 2005 Employee Plan.

The 2005 Employee Plan is administered by the Compensation Committee of the Board of Directors. Under the 2005 Employee Plan, our executive officers and other key employees, as determined by the Compensation Committee, are eligible to receive equity-based awards from time to time as determined by the Compensation Committee. A maximum of 1,600,000 shares may be awarded under the 2005 Employee Plan, and any shares subject to an award which is terminated, canceled, expired or forfeited for any reason will again be available for the grant of an award. Under the 2005 Employee Plan, our executive officers and other key employees may be awarded stock options to purchase a number of shares of Common Stock ("Stock Options"), stock appreciation rights to receive the excess, if any, of the fair market value of a specified number of shares of Common Stock at the time of exercise over the grant price ("SARS"), stock awards at no cost to the executive officer or key employee ("Stock Awards"), which may be either restricted stock or unrestricted stock, or performance based awards to receive a number of shares of Common Stock if certain performance goals are met ("Performance Awards"). Each grant of a Stock Option, SAR, Stock Award or Performance Award will be subject to a written Award Agreement which shall specify the terms and conditions of the grant as determined by the Compensation Committee, provided, however, that the exercise price for any Stock Option or SAR granted shall not be less than the fair market value of the underlying Common Stock on the date of grant. The 2005 Employee Plan does not preclude us from lowering the exercise price of options. The 2005 Employee Plan expires on February 1, 2015.

On March 23, 2011, each of Messrs. Luksch and Pallé and Ms. Nikoo was granted an option under the 2005 Employee Plan to purchase 50,000, 50,000 and 25,000 shares, respectively, of our Common Stock, at an exercise price of $1.925 per share (the fair market value on the date of grant). The fair market value of our Common Stock is calculated by taking the average of the high and low selling prices as reported on NYSE Amex. Provided the named executive office is still employed by Blonder, these options vest in three equal installments on the first, second and third anniversary of the grant date and expire on March 22, 2021.

Retirement Benefits.

Each of the named executive officers is eligible to participate in our 401(k) Savings and Investment Retirement Plan, which covers all full time employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, we match 50% of each participating employee's salary deferral up to a maximum match of 3% of eligible compensation.

Outstanding Equity Awards

The following table discloses for each named executive officer all shares of our Common Stock underlying unexercised options as of December 31, 2011.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
James A. Luksch	45,000 (2)	-	$1.905	03/28/2016
	35,000 (3)	-	$1.98	04/03/2017
	15,000 (4)	-	$0.755	11/17/2018
	-	50,000(8)	$1.925	03/23/2021
Robert J. Pallé, Jr.	35,000 (2)	-	$1.905	03/28/2016
	25,000 (3)	-	$1.98	04/03/2017
	15,000 (4)	-	$0.8305(5)	11/17/2013 (5)
	-	50,000(8)	$1.925	03/23/2021
Emily M. Nikoo	17,500 (6)	-	$3.43	03/26/2012
	15,000 (7)	-	$3.84	03/29/2015
	35,000 (2)	-	$1.905	03/28/2016
	25,000 (3)	-	$1.98	04/03/2017
	10,000 (4)		$0.8305(5)	11/17/2013 (5)
	-	25,000(8)	$1.925	03/23/2021

(1) All option awards were made under the 1995 Long Term Incentive Plan, as amended, or the 2005 Employee Plan. Since inception of the 2005 Employee Plan through March 31, 2012, Blonder's current executive officers as a group have been awarded options to purchase an aggregate total of 725,500 shares of Common Stock under the 2005 Employee Plan, excluding awards that have been cancelled or forfeited. In March 2011, stock option awards were made to the named executive officers under our 2005 Employee Plan with an exercise price of $1.925 per share. No option awards were made during 2010 under the 2005 Employee Plan.

(2) This option award vested in three equal installments on March 28, 2007, 2008 and 2009.

(3) This option award vested in three equal installments on April 3, 2008, 2009 and 2010.

(4) This option award vested in three equal installments on November 17, 2009, 2010 and 2011.

(5) This option award was granted with a five-year term and an exercise price equal to 110% of the fair market value on the date of grant to be eligible as a qualified stock option. The fair market value of our Common Stock is calculated by taking the average of the high and low selling prices as reported on NYSE Amex.
(6) This option award vested in three equal installments on March 26, 2003, 2004 and 2005.
(7) This option award vested on May 31, 2005.
(8) This option vests in three equal installments on March 23, 2012, 2013 and 2014, subject to continued employment with Blonder.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of March 31, 2012 by (i) each person who is known by us to beneficially own more than five percent of our Common Stock, (ii) each of our Directors, including nominee Directors, (iii) each of our executive officers named in the Summary Compensation Table, and (iv) all our executive officers and Directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to community property laws where applicable.

Name and Address of Beneficial Owner(1)(2)	Amount and Nature of Beneficial Ownership (1)	Percent of Class Beneficially Owned
James A. Luksch	754,864 (3)	11.93%
Robert J. Pallé, Jr.	1,431,616 (4)	22.68%
Emily M. Nikoo	144,356 (5)	2.27%
Anthony J. Bruno	49,567 (6)	*
Charles E. Dietz	0	*
Gary P. Scharmett	148,600 (7)	2.36%
Steven L. Shea	81,440 (8)	1.31%
James F. Williams	127,500 (9)	2.03%
Peter J. Abrahamson 24156 N. Coventry Lane Lake Barrington, IL 60010-7334	380,000 (10)	6.11%
All Directors and executive officers as a group (14 persons)	3,072,335	43.27%

* Less than 1%

(1) Beneficial ownership as of March 31, 2012 for each person listed includes shares subject to options held by such person which are exercisable within 60 days after such date. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, which voting or investment power may be further described in the footnotes below. This table contains information furnished to us by the respective stockholders or contained in filings made with the Commission. Certain of our executive officers and Directors may, from time to time, hold some or all of their Common Stock in brokerage accounts having outstanding margin loan balances secured by the Common Stock and the other investment securities held in such brokerage accounts.
(2) Unless otherwise indicated, the address for each beneficial owner is c/o Blonder Tongue Laboratories, Inc., One Jake Brown Road, Old Bridge, NJ 08857.
(3) Includes 294 shares of Common Stock held of record by Mr. Luksch's spouse, as to which Mr. Luksch expressly disclaims beneficial ownership, and 111,667 shares of Common Stock underlying options granted by us which are exercisable within 60 days after March 31, 2012. 374,134 and 199,000, respectively, of the shares of Common Stock owned by Mr. Luksch are pledged as collateral to secure loans to Mr. Luksch from two separate banks.
(4) Includes 200,000 shares of Common Stock owned of record by a limited liability company of which Mr. Pallé and his spouse are the sole members, 91,667 shares of Common Stock underlying options granted by us to Mr. Pallé which are exercisable within 60 days after March 31, 2012, and 6,000 shares of Common Stock underlying options granted by us to Mr. Pallé's spouse, who holds a non-officer position with Blonder, which are exercisable within 60 days after March 31, 2012.
(5) Includes 10,188 shares of Common Stock owned jointly by Ms. Nikoo and her spouse, who is one of our Vice Presidents, 93,334 shares of Common Stock underlying options granted by us which are exercisable within 60

days after March 31, 2012, and 40,835 shares of Common Stock underlying options granted by us to Ms. Nikoo's spouse.

(6) Includes 44,167 shares of Common Stock underlying options granted by us which are exercisable within 60 days after March 31, 2012.

(7) Includes 80,000 shares of Common Stock underlying options granted by us which are exercisable within 60 days after March 31, 2012.

(8) Includes 22,500 shares of Common Stock underlying options granted by us which are exercisable within 60 days after March 31, 2012.

(9) Includes 80,000 shares of Common Stock underlying options granted by us which are exercisable within 60 days after March 31, 2012.

(10) Based on a Schedule 13G/A filed by Peter J. Abrahamson with the Commission on January 27, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers, and persons who own more than ten percent of our Common Stock, to file with the Commission and the NYSE Amex, initial reports of ownership and reports of changes in ownership of Common Stock and our other equity securities. Officers, Directors and greater than ten percent stockholders (collectively, "Reporting Persons") are additionally required to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on review of the copies of such reports furnished to us or written representations that no reports were required with respect to fiscal year 2011, we believe that all Section 16(a) filing requirements applicable to Reporting Persons were complied with on a timely basis during 2011, except that (1) Norman A. Westcott filed a late Form 4 reporting a transaction dated May 31, 2011 (filed June 10, 2011) and a late Form 4 reporting a transaction dated August 2, 2011 (filed August 17, 2011), and (2) Kant Mistry filed a late Form 4 reporting two transactions related to the exercise of an option on November 17, 2011 (filed April 4, 2012).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Chief Executive Officer's daughter, Emily Nikoo, is our Executive Vice President. Ms. Nikoo's annual salary (including bonus) in 2011 and 2010 was $171,000 and $188,579, respectively. Nezam Nikoo, Ms. Nikoo's husband and our Chief Executive Officer's son-in-law, is our Vice President -Advanced Digital Technologies. Mr. Nikoo's annual salary (including bonus) in 2011 and 2010 was $164,500 and $181,440, respectively.

One of our Directors, Gary P. Scharmett, is a partner at the law firm of Stradley, Ronon, Stevens & Young, LLP, which serves as our outside counsel. During the 2011 and 2010 fiscal years, we paid fees for legal services to this firm in the aggregate amount of $317,000 and $302,000, respectively. Mr. Scharmett's interest in this relationship arises from his minority ownership interest as a partner at this firm. In management's opinion, the terms of such services were substantially equivalent to those which would have been obtained from unaffiliated parties.

As of March 31, 2012, James A. Luksch, our Chief Executive Officer and a Director, was indebted to us in the amount of $128,114, for which we have charged no interest. This indebtedness arose from a series of cash advances made to Mr. Luksch, the latest of which was advanced in February, 2002. The largest aggregate amount of indebtedness during both the 2011 and 2010 fiscal years was $140,589. This debt was being repaid at the rate of $1,000 per month, all of which represented principal payments on the indebtedness, until November 2008 when Mr. Luksch and his spouse filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Mr. Luksch's interest in the Bankruptcy petition in connection with this indebtedness was adverse to us. Under Mr. Luksch's plan of reorganization, we will receive a pro-rata share, with all other unsecured creditors, of the excess, if any, of Mr. Luksch's disposable income after the payment of all administrative claims and other expenses. Mr. Luksch paid $6,500 and $4,375 of principal during the 2011 and 2010 fiscal years, respectively.

On December 6, 2007, we entered into an agreement (the "Buffalo City Contract") to provide manufacturing, research and development and product support to Buffalo City Center Leasing, LLC ("Buffalo City") for an electronic on-board recorder known as RouteTracker™, that Buffalo City was producing for Turnpike

Global Technologies, LLC (which was purchased in 2010 by, and operates as a division of, XATA Corporation). Under the Buffalo City Contract, Buffalo City agreed to purchase from us a minimum quantity of 25,000 units over a period of three (3) years, for a total purchase of approximately $4,000,000. The agreement with Buffalo City expired by its terms in the first quarter of 2011, however, Buffalo City continued purchasing such product from the Company through July, 2011 on the same terms and conditions. In the second quarter of 2011, we entered into a new agreement directly with XATA Corporation (the "**XATA Agreement**"), which sets forth the terms and conditions of purchases by XATA of the next generation of the product. The XATA Agreement also permits XATA to obtain financing from approved third party lenders to finance its purchases from the Company. In November 2011, the Company and Buffalo City entered into a letter agreement (the "**Buffalo City Agreement**") to memorialize the agreement by which we approved Buffalo City to act as an approved third party lender to XATA and permitted Buffalo City (in this capacity) to purchase products from us on open account with a credit limit of $1,000,000, the terms for payment of which were net 110-days after shipment. Under the terms of the XATA Agreement, the obligations of Buffalo City to us were guaranteed by XATA. During the first quarter of 2012, Buffalo City advised us that Buffalo City would no longer be financing products as an approved third-party lender for XATA. As such, effective as of February 10, 2012, we and Buffalo City terminated Buffalo City's status as an approved lender under the Buffalo City Agreement. All amounts due from Buffalo City to us have been paid in full. One of our Directors, James F. Williams, is a director, managing member and vice president of Buffalo City. Additionally, Mr. Williams may be deemed to control the entity which owns fifty percent (50%) of the membership interests of Buffalo City. We have received $7,508,000 in cumulative revenue from Buffalo City in connection with these arrangements. We received $2,968,000 and $2,331,000 in revenue from Buffalo City in 2011 and 2010, respectively.

PROPOSAL NO. 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Our Audit Committee has selected Marcum LLP to serve as our independent registered public accountants for the fiscal year ending December 31, 2012. Marcum LLP has been our independent registered public accountants since October 24, 2005. We have been advised by Marcum LLP that neither it nor any member thereof has any financial interest, direct or indirect, in us or any of our subsidiaries, in any capacity. One or more representatives of Marcum LLP is expected to be present at this year's Annual Meeting of Stockholders with an opportunity to make a statement if he or she desires to do so and to answer appropriate questions with respect to that firm's examination of our financial statements and records for the fiscal year ended December 31, 2011.

Although the submission of the appointment of Marcum LLP is not required by our By-Laws, the Board is submitting it to the stockholders to ascertain their views. If the stockholders do not ratify the appointment, we will not be bound to seek other independent registered public accountants for 2012, but the selection of other independent registered public accountants will be considered in future years.

Audit and Other Fees Paid to Independent Registered Public Accountants

The following table presents fees billed by Marcum LLP for professional services rendered for the fiscal years ended December 31, 2011 and December 31, 2010.

Services Rendered	Fiscal 2011	Fiscal 2010
Audit Fees	$229,559	$233,985
Audit-Related Fees	32,000	29,500
Tax Fees	37,500	34,075
All Other Fees	-	-

Audit Fees

The audit fees for fiscal years 2011 and 2010 were billed or expected to be billed for professional services rendered for the audit of our annual financial statements, the reviews of the financial statements included in our Quarterly Reports on Form 10-Q, consents to incorporate audited financial statements into registration statements related to our employee benefit plans, and assistance with earnings announcements on Form 8-K.

Audit-Related Fees

The audit-related fees for fiscal years 2011 and 2010 consisted principally of audits of our pension and 401(k) plans.

Tax Fees

Tax fees for fiscal years 2011 and 2010 consisted principally of preparing our U.S. federal and state income tax returns.

Our Audit Committee has reviewed the non-audit services currently provided by our independent registered public accountants and has considered whether the provision of such services is compatible with maintaining the independence of such independent registered public accountants. Based on such review and consideration, the Audit Committee has determined that the provision of such non-audit services is compatible with maintaining the independence of the independent registered public accountants.

Pre-Approval Policy for Services by Independent Registered Public Accountants

Our Audit Committee has implemented pre-approval policies and procedures for the engagement of our independent registered public accountants for both audit and permissible non-audit services. Under these policies and procedures, all services provided by the independent registered public accountants must either (i) be approved by our Audit Committee prior to the commencement of the services, (ii) relate to assisting us with tax audits and appeals before a taxing authority or be services associated with periodic reports or registration statements filed by us with the Commission, all of which services are pre-approved by our Audit Committee, or (iii) be a de minimis non-audit service (as described in Rule 2-01(c)(7)(i)(C) of Regulation S-X) that does not have to be pre-approved as long as management promptly notifies our Audit Committee of such service and our Audit Committee approves it prior to the service being completed. Within these parameters, our Audit Committee annually approves the scope and fees payable for the year end audit, statutory audits and employee benefit plans to be performed by the independent registered public accountants for the next fiscal year. Our Audit Committee also delegates pre-approval authority for permissible non-audit services to the Audit Committee's Chairman. Any approvals of non-audit services made by our Audit Committee's Chairman are then reported by him at the next Audit Committee meeting. All of the services provided by our independent registered public accountants during fiscal year 2011 were approved in accordance with our pre-approval policies and procedures. None of the services were approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Recommendation of the Board Concerning the Ratification of Appointment of Independent Registered Public Accountants

Our Board of Directors recommends that stockholders vote FOR the ratification of the appointment of Marcum LLP as our independent registered public accountants for the 2012 fiscal year. Proxies received by the Board of Directors will be so voted unless stockholders specify in their proxies a contrary choice.

OTHER BUSINESS

We know of no other matters that will be presented at the Annual Meeting of Stockholders. However, if any other matter properly comes before the meeting, or any adjournment or postponement thereof, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the persons named therein.

STOCKHOLDER PROPOSALS

Director Nominations at the Annual Meeting

Our By-laws require advanced notice of any stockholder proposal for nomination for the election of a Director. Notice of any such stockholder proposal must be received by our Corporate Secretary at One Jake Brown Road, Old Bridge, New Jersey 08857 not less than sixty (60) days prior to the date of the scheduled annual meeting, regardless of any postponement, deferrals or adjournments of that meeting to a later date, however, if less than seventy (70) days' notice of the date of the scheduled annual meeting is given, then to be timely, such notice must be received not later than the close of business on the tenth (10th) day following the earlier of the date notice of the scheduled annual meeting was mailed or the date of public disclosure of the annual meeting date. Accordingly, any stockholder who wished to have a Director nomination considered at the 2012 Annual Meeting must have delivered notice to the Secretary no later than the close of business on March 24, 2012. Any proposal received after that date is considered untimely.

Stockholder Proposals for Inclusion in 2013 Proxy Statement

The date by which we must receive stockholder proposals intended to be included in our Proxy Statement for presentation at the 2013 Annual Meeting of Stockholders is December 25, 2012, to be eligible for inclusion in such Proxy Statement. Stockholder proposals must comply with all of the applicable rules and requirements set forth in the rules and regulations of the Commission, including Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Stockholder proposals should be sent to our Chief Financial Officer at One Jake Brown Road, Old Bridge, New Jersey 08857.

Stockholder Proposals for Presentation at the 2013 Annual Meeting

Other than a proposal for nomination for the election of a Director which is subject to the advance notice requirements described above, if notice of a stockholder proposal intended to be presented at the 2013 Annual Meeting of Stockholders is not received by us on or before March 9, 2013 (whether or not the stockholder wishes the proposal to be included in the proxy statement for such annual meeting), we (through management proxy holders) may exercise discretionary voting authority on such proposal when and if the proposal is raised at the annual meeting without any reference to the matter in the Proxy Statement.

FORM 10-K

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 ACCOMPANIES THIS PROXY STATEMENT. WE WILL FURNISH TO EACH PERSON WHOSE PROXY IS BEING SOLICITED, UPON WRITTEN REQUEST, ANY EXHIBIT DESCRIBED IN THE LIST ACCOMPANYING THE FORM 10-K, UPON THE PAYMENT, IN ADVANCE, OF REASONABLE FEES RELATED TO OUR FURNISHING SUCH EXHIBIT(S). REQUESTS FOR COPIES OF SUCH EXHIBIT(S) SHOULD BE DIRECTED TO OUR CHIEF FINANCIAL OFFICER AT OUR PRINCIPAL ADDRESS AS SHOWN ON THE COVER PAGE OF THIS PROXY STATEMENT.

By Order of the Board of Directors

James A. Luksch
Chairman of the Board and
Chief Executive Officer

Date: April 23, 2012
Old Bridge, New Jersey